As Filed with the Securities and Exchange Commission on October 24, 2006
Registration No. 333-137542

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Dearborn Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Michigan	38-3073622
(State or jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1360 Porter Street
Dearborn, Michigan 48124-2823
(313) 565-5700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

MICHAEL J. ROSS, PRESIDENT
Dearborn Bancorp, Inc.
1360 Porter Street
Dearborn, Michigan 48124-2823
(313) 565-5700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

VERNE C. HAMPTON II	DONALD J. KUNZ
Dickinson Wright PLLC 500 Woodward Avenue, Suite 4000 Detroit, Michigan 48226-3425 (313) 223-3500	Honigman Miller Schwartz and Cohn LLP 660 Woodward Avenue, Suite 2290 Detroit, Michigan 48226-3583 (313) 465-7800

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered(1)	per Share(2)	Offering Price(2)	Fee
Common Stock	3,105,000 shares	$24.85	$77,159,250	$8,256

(1)	Includes 405,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c), based on the average of the high and low sales prices on September 18, 2006, as reported on the Nasdaq Stock Market, of $25.40 and $24.29, respectively.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Subject to completion, dated October 24, 2006

PROSPECTUS
2,700,000 Shares

Common Stock

We are selling 2,700,000 shares of our common stock. Our common stock is traded on the Nasdaq Global Market under the symbol “DEAR.”

On September 14, 2006 we entered into a merger agreement to acquire Fidelity Financial Corporation of Michigan. We expect to complete this acquisition in January 2007 and use the net proceeds of this offering for that purpose. See “Use of Proceeds.”

On October 20, 2006, the last sale price of our common stock as reported by the Nasdaq Global Market was $23.35 per share.

You should consider the risks which we have described in the “Risk Factors” beginning on page 13 before buying shares of our common stock.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Dearborn Bancorp, Inc.	$	$

This is a firm commitment underwriting. The underwriters may purchase up to an additional 405,000 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or obligations of any bank and are not insured by the Bank Insurance Fund or the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the shares on or about November   , 2006.

Oppenheimer & Co.
Howe Barnes Hoefer & Arnett

The date of this prospectus is November   , 2006

DEARBORN BANCORP INC

OAKLAND
MACOMB
Auburn Hills
Shelby Township (Q4 2006)
Bloomfield Township
Birmingham
Clinton Township
Bingham Farms
Southfield
WASHTENAW
Plymouth
Dearborn Heights
Canton
Ann Arbor
Saline
Dearborn
Southgate
WAYNE
DEAR Headquarters
DEAR Offices
Fidelity Offices
Saginaw
Grand Rapids
Flint
Lansing
Detroit
Kalamazoo

You should only rely on the information contained or incorporated by reference in this prospectus. We have not, and our underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and our underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. This prospectus does not constitute an offer to sell, or the solicitation of any offer to buy, any securities other than the securities to which it relates.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that may be important to you. You should read the entire prospectus, our financial statements (including the related notes) and the other information that is incorporated by reference into this prospectus before making a decision to invest in our common stock. Unless otherwise noted, all share and per share amounts have been adjusted to reflect the issuance of stock dividends.

Unless the text clearly suggests otherwise, references in this prospectus to “us,” “we,” “our,” or “the company” include Dearborn Bancorp, Inc. and its consolidated subsidiaries.

Dearborn Bancorp, Inc.

We are a single bank holding company headquartered in Dearborn, Michigan and own Community Bank of Dearborn, our principal operating subsidiary. Our bank, which commenced business in February 1994, is a full service community bank and, together with its subsidiaries, is focused on serving small- to medium-sized businesses, professionals and households from thirteen offices located in Wayne, Macomb, Oakland and Washtenaw Counties, Michigan. We provide a wide range of business and personal banking services, including checking and savings accounts, money market accounts, certificates of deposit, travelers’ checks, money orders, safe deposit boxes, and commercial, mortgage, and consumer loans.

As of June 30, 2006, we had assets of $762 million, loans of $696 million, deposits of $612 million and stockholders’ equity of $88 million. For the six month period ended June 30, 2006, our net income was $4.0 million and our diluted earnings per share were $0.67 per share. For the year ended December 31, 2005, our net income was $7.5 million and our diluted earnings per share were $1.26 per share.

Our principal executive offices are located at 1360 Porter Street, Dearborn, Michigan 48124. Our telephone number is (313) 565-5700. We maintain our corporate website at www.cbdear.com. Information on the website is not incorporated by reference herein and is not part of this prospectus.

Financial Highlights

Over the past five years we have experienced significant internal growth and have completed one acquisition. Since January 1, 2001, we have grown from three offices to thirteen offices. From December 31, 2001 to June 30, 2006, our assets, loans, deposits and earnings per share have grown rapidly while we have improved profitability and maintained strong asset quality and:

•	our total assets have grown from $227 million to $762 million;

•	our total loans have grown from $181 million to $696 million;

•	our total deposits have grown from $177 million to $612 million;

•	our diluted earnings per share have increased from $0.40 for the year ended December 31, 2001 to $1.26 for the year ended December 31, 2005;

•	our return on average equity was 8.24% on an annualized basis for the first half of 2005, and 9.23% on an annualized basis for the first half of 2006;

•	our return on average assets was 0.93% on an annualized basis for the first half of 2005, and 1.09% on an annualized basis for the first half of 2006;

•	our ratio of net charge-offs to average loans has averaged 0.06% over the last five years, and was (0.01)% for the first half of 2006; and

•	our ratio of non-performing assets to total assets has averaged 0.49% over the last five years, and was 0.65% at June 30, 2006.

Acquisition of Fidelity Financial Corporation of Michigan

On September 14, 2006, we announced the execution of a definitive merger agreement to acquire Fidelity Financial Corporation of Michigan (“Fidelity”). Fidelity is a bank holding company headquartered in Birmingham, Michigan and is the parent of Fidelity Bank. Under the terms of the merger agreement, we will acquire 100% of the outstanding shares of common stock of Fidelity in exchange for $70.5 million in cash. We intend to merge Fidelity with and into the company. At June 30, 2006, Fidelity had assets of $251 million, deposits of $217 million, loans of $185 million and stockholders’ equity of $29 million. Fidelity operates seven branches and one loan production office in Oakland County, Michigan. We expect to receive regulatory approval of the transaction from the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) in the fourth quarter of 2006. We expect to complete the acquisition in January 2007, subject to closing conditions. See “Pending Acquisition of Fidelity Financial Corporation of Michigan”.

Based on data available from the Federal Deposit Insurance Corporation (FDIC) as of June 30, 2006, Fidelity’s total deposits ranked 15th among financial institutions in Oakland County, Michigan. Assuming completion of our acquisition of Fidelity, our total deposits will rank 11th among financial institutions in our pro forma four-county market area (excluding the City of Detroit). Fidelity’s deposit mix consisted of approximately 90% core deposits as of June 30, 2006. In addition, Fidelity had a loan to deposit ratio of approximately 86% as of June 30, 2006, and an in-house lending limit of $3 million as of that date.

Business Strategy

Grow Through Branch Expansion.  Since commencing operations, our growth has mainly been accomplished internally. Our growth strategy is to create a commercial lending franchise concentrated in select communities. We expect to continue our historic pattern of expanding our footprint by adding offices in contiguous areas of our existing market and by filling gaps between our existing offices. Our planned opening of a new branch in Shelby Township, Michigan in the fourth quarter of 2006 is part of this strategy. We believe that the demographics and growth characteristics within the communities we serve should also provide significant opportunities for us to grow our loan and deposit relationships at our existing offices.

Grow Through Selected Acquisitions.  Another part of our growth strategy is to continue pursuing selected acquisitions. In 2004, we acquired Bank of Washtenaw and have successfully completed its integration into our operations. We believe that we have the ability to integrate the operational and cultural aspects of other institutions given the acquisition experience of our management. We intend to focus on organizations that have already proven to be successful in their respective market areas, and where we believe integration risk to be low. Our pending acquisition of Fidelity is part of this strategy.

Emphasize Community Banking.  We strive to maintain a strong commitment to community banking. Our goal is to attract small- to medium-sized businesses, as well as individuals as customers who wish to conduct business with a local commercial bank that demonstrates an active interest in their business and personal affairs. We are becoming increasingly sophisticated in our ability to analyze our customer relationships, which increases our ability to recognize the opportunity to offer additional products and services that will expand each relationship. We believe our ability to deliver products and services in a highly personalized manner helps differentiate us from larger, regional banks operating in our market area.

Hire Experienced, Local Bankers.  Our strategy has revolved around the hiring of experienced, local banking professionals and relationship managers to run our offices, call on customers and originate loans and deposits. We encourage our employees to be active in community affairs and business, trade and service organizations. Our senior loan officers have an average of over 20 years of experience in the financial services industry and have operated in our market area through a wide range of economic cycles and lending market conditions. We believe that the recruitment of banking professionals with significant experience in, and knowledge of, our markets facilitates our growth and partially mitigates the credit risk associated with our rapidly growing loan portfolio.

Capitalize on Consolidation in Our Market.  Several of the financial institutions within our market area have either been acquired by, or merged with, larger or out-of-state financial institutions. These acquisitions have included: Royal Bank of Scotland Group, Plc’s acquisition of Charter One Financial, Inc., J.P. Morgan Chase & Co.’s acquisition of Bank One Corporation, ABN AMRO Holding N.V.’s acquisition of Michigan National

Corporation, and Fifth Third Bancorp’s acquisition of Old Kent Financial Corporation. In some cases, when these consolidations occurred, the ensuing employee and customer disruptions created opportunities for us to attract experienced personnel and establish relationships with customers wishing to conduct business with a locally-managed institution with strong ties to the community. We have positioned ourselves to capitalize on business opportunities that may result from customer dislocation associated with these and future consolidations.

Control Our Operating Costs.  Our practice of employing fewer, but highly qualified and productive individuals at all levels of the organization is key to maintaining a decentralized management structure. These individuals are able to manage large loan portfolios, which increases interest income while controlling personnel costs. Additionally, to manage our growth in an efficient manner, we continue to enhance our operating procedures and in 2004 we opened an operations center in Allen Park, Michigan that consolidated many of our administrative and support functions. This facility houses our data processing, accounting, auditing, compliance, customer support, and mortgage operations activities.

Focus on Commercial Real Estate Lending.  While we offer a full range of consumer and commercial loan products, our primary lending focus will continue to be providing local businesses with loans secured by owner-occupied real estate. Typically, we seek commercial real estate lending relationships with customers borrowing from $500,000 to $4 million. Although our legal lending limit was approximately $12 million as of June 30, 2006, our Board of Directors has set our current in-house lending limit at $6 million. Our in-house limit accommodates the vast majority of lending opportunities we encounter. If local businesses have credit needs beyond the scope of our in-house lending capacity, we may participate out a portion of the credit with other financial institutions in order to accommodate our customers’ needs. As of June 30, 2006, commercial real estate loans comprised 72% of our loan portfolio.

Market Area

Our current market area includes Wayne, Macomb, Washtenaw and Oakland Counties, which are all located in southeastern Michigan. We currently have offices in the following communities: Ann Arbor, Auburn Hills, Canton Township, Clinton Township, Dearborn, Dearborn Heights, Plymouth Township, Saline, and Southgate, Michigan. Our market area has a diverse economy based primarily on manufacturing, retail and service businesses and contains the headquarters for twenty-three Fortune 500 companies. According to 2000 U.S. Census Data, the populations of Wayne (excluding the City of Detroit), Macomb, Washtenaw and Oakland Counties totaled 3,414,967, while median household incomes for such counties were $50,848, $58,598, $59,069 and $69,794, respectively.

Our market area represents a significant banking market in the State of Michigan. According to the FDIC, total deposits in Wayne (excluding the City of Detroit), Macomb, Washtenaw, and Oakland Counties, including those of banks and thrifts, were approximately $72.7 billion as of June 30, 2006, which accounted for approximately 47.7% of the total deposit market share in the State of Michigan and has increased approximately 43.9% from $50.5 billion in deposits as of June 30, 2000.

Our announced acquisition of Fidelity will add seven offices in the Oakland County, Michigan communities of Birmingham, Bloomfield Township, Bingham Farms, and Southfield (4). Oakland County is one of the largest and most affluent counties in the United States. According to the most recent U.S. Census Data, out of 38 counties throughout the United States with a population over one million, Oakland County has the 4th highest per capita household income and is ranked 6th based on the percentage of its workforce employed in management, professional, and related occupations. In 2000, 45% of the workers in Oakland County were in management, professional, and related occupations, as compared to 32% and 34% for the State of Michigan and the United States, respectively. According to 2003 U.S. Census estimates, the median home value in Oakland County was $213,696, which is 57% and 53% above the median home values for the State of Michigan and United States, respectively. Additionally, based on 2005 U.S. Census estimates, Oakland County experienced the 4th largest population increase of any county in the State of Michigan from 2000 — 2005, and in 2005 was the 2nd largest county in the State of Michigan and the 31st largest county in the United States based on total population.

Oakland County is a leading center of international commerce and foreign investment. According to the Oakland County Department of Planning and Economic Development, Oakland County exports over $10 billion in goods and services to 145 countries annually, and is ranked 9th among counties in the United States based on the number of manufacturing firms that export to foreign countries. Oakland County is also home to sixteen divisions, affiliates, or subsidiaries of the twenty largest foreign-owned companies operating in the Detroit metropolitan statistical area ranked by total company revenue.

The Offering

Common stock offered	2,700,000 shares (3,105,000 shares if the underwriters exercise their over-allotment option in full)

Common stock to be outstanding upon completion of this offering(1)	8,317,565 shares (8,722,565 shares if the underwriters exercise their over-allotment option in full)

Public offering price per share	$

Use of proceeds	We intend to use the net proceeds of this offering to fund a portion of the purchase price of our pending acquisition of Fidelity. The remainder of the purchase price will be funded with cash obtained through a reduction in federal funds sold.

Nasdaq Global Market Symbol	DEAR

Risk factors	See “Risk Factors” beginning on page 13 and other information included or incorporated by reference in this prospectus for a discussion of factors you should consider before deciding to invest in our common stock.

(1)	Based on shares outstanding as of October 20, 2006. Such number of shares does not include 458,649 shares reserved for issuance under outstanding stock options as of June 30, 2006. This number reflects the issuance of stock dividends.

Recent Developments

On October 17, 2006, we reported third quarter earnings of $1,565,000, a decrease of $514,000 or 25% compared to the third quarter of 2005. Fully diluted earnings of $0.26 per share were down 26% from $0.35 per share for the prior year third quarter after adjusting for the increase in shares outstanding as a result of the stock dividend. For the nine months year-to-date, earnings rose $311,000 or 6% when compared to the same period last year. Fully diluted earnings of $0.93 per share for the 2006 nine-month period were up 6% from $0.88 per share for the prior-year period after adjusting for the stock dividend. The decrease in earnings for the quarter was primarily due to increases in the provision for loan losses and non-interest expense and a decrease in net interest income. The increase in the nine-month period is primarily due to the improvement in net interest income and the recognition of an other than temporary impairment of securities during the second quarter of 2005.

Net interest income decreased $207,000 or 3% from the third quarter of 2005 to $6,846,000 for the third quarter of 2006. The net interest margin for the third quarter of 2006 was 3.65%, a decrease from 4.20% for the same period in 2005. The decrease in the third quarter was caused primarily by an increase in the cost of deposits.

Non-interest income totaled $297,000 for the third quarter of 2006, a decrease of $8,000 or 3% compared to the same period last year. The decrease during the period was primarily attributed to the decrease in the gain on sale of loans during the period that was the result of decreased volume in residential lending activity during 2006.

Non-interest expense for the third quarter of 2006 increased $340,000 or 9% over the same period last year to $4,301,000, supporting our strong balance sheet growth. Salaries and benefits increased $280,000 or 12% when compared to the same period last year, as the number of full-time employees grew from 147 to 156 over the last twelve months. The efficiency ratio for the third quarter of 2006 was 60.2% compared to 53.8% for the third quarter of 2005.

At September 30, 2006, assets totaled $787,799,000, an increase of $87,402,000 or 12% over September 30, 2005. Loans grew $96,027,000 or 15% from September 30, 2005 to September 30, 2006 and were funded primarily by new deposits. Deposits were up $77,157,000 or 13% at September 30, 2006 compared to September 30, 2005, with much of the growth occurring through the introduction and promotion of an interest checking product in February 2006.

We anticipate that loan growth will continue in the foreseeable future and that funding for our balance sheet growth and liquidity needs will continue to come from a variety of sources including retail deposits, public funds, brokered deposits, and FHLB advances.

We believe that asset quality remains strong. The ratio of non-performing loans to total loans at September 30, 2006 was 0.65% compared to 0.16% at September 30, 2005, with allowance for loan losses coverage of non-performing loans at 158.94% at September 30, 2006 compared to 671.67% at September 30, 2005. At June 30, 2006, non performing loans were 0.71% of total loans and the allowance for loan losses coverage ratio was 144.12%. The increase in non-performing loans during the nine months ended September 30, 2006 is primarily due to the downgrading of one construction loan and two commercial real estate loans to non-accrual status. These loans are analyzed for impairment and specifically allocated for, as needed, in the allowance for loan losses computation. Net charge-offs for the three months ended September 30, 2006 were $9,000, compared to net charge-offs of $107,000 for the same period last year. The provision for loan losses during the third quarter of 2006 was $470,000, compared to $248,000 for the third quarter of 2005. The increase in provision during the third quarter of 2006 was driven by loan growth of $45.0 million during that period compared to $9.3 million in 2005, partially offset by lower net charge-offs in 2006. The allowance for loan losses was 1.03% of total loans at September 30, 2006. The allowance for loan losses was based upon management’s assessment of relevant factors, including loan growth, types and amounts of non-performing loans, historical and anticipated loss experience on such types of loans, and current economic conditions. We consider the allowance for loan losses to be adequate; however, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses.

The following summary presents our selected consolidated financial data as of or for the three and nine month periods ended September 30, 2006 and 2005 (dollars in thousands, except share and per share data):

			As of or for the
	As of or for the		Nine Months Ended
	Three Months Ended September 30,		September 30,
	2006	2005	2006	2005

Summary Income Statement Data
Interest income	$13,870	$11,334	$39,176	$31,864
Interest expense	7,024	4,281	18,518	11,566

Net interest income	6,846	7,053	20,658	20,298
Provision for loan losses	470	248	782	991

Net interest income after provision for loan losses	6,376	6,805	19,876	19,307
Total non-interest income	297	305	737	412
Total non-interest expense	4,301	3,961	12,177	11,758

Income before federal income tax expense	2,372	3,149	8,436	7,961
Income tax expense	807	1,070	2,869	2,705

Net income	$1,565	$2,079	$5,567	$5,256

			As of or for the
	As of or for the		Nine Months Ended
	Three Months Ended September 30,		September 30,
	2006	2005	2006	2005

Summary Balance Sheet Data
Total assets	$787,799	$700,397	$787,799	$700,397
Securities, available for sale	5,837	14,137	5,837	14,137
Gross loans	741,030	645,003	741,030	645,003
Allowance for loan losses	7,615	6,757	7,615	6,757
Deposits	651,111	573,954	651,111	573,954
Subordinated debentures	10,000	10,000	10,000	10,000
Stockholders’ equity	87,367	81,489	87,367	81,489
Per Share Data(1)
Net income per common share — basic	$0.28	$0.37	$0.98	$0.93
Net income per common share — diluted	0.26	0.35	0.93	0.88
Book value per common share	15.55	14.39	15.55	14.39
Weighted average shares outstanding — basic	5,645,102	5,633,994	5,681,843	5,599,836
Weighted average shares outstanding — diluted	5,941,324	5,988,593	5,978,345	5,975,606
Shares outstanding at end of period	5,617,565	5,663,329	5,617,565	5,663,329
Selected Financial Ratios and Other Data
Return on average assets(2)(6)	0.81%	1.19%	0.99%	1.02%
Return on average equity(3)(6)	7.15%	10.30%	8.53%	8.95%
Net interest margin(4)(6)	3.65%	4.20%	3.84%	4.15%
Net interest spread(4)(6)	2.94%	3.65%	3.18%	3.67%
Efficiency ratio(5)	60.21%	53.83%	56.92%	56.77%
Allowance for loan losses to total loans	1.03%	1.05%	1.03%	1.05%
Nonperforming assets to total assets	0.61%	0.24%	0.61%	0.24%
Nonperforming loans to total loans	0.65%	0.16%	0.65%	0.16%
Net charge-offs to average loans	0.00%	0.02%	0.00%	0.02%
Stockholders’ equity to total assets	11.09%	11.63%	11.09%	11.63%
Total risk-based capital ratio	12.69%	13.08%	12.69%	13.08%
Tier 1 risk-based capital ratio	11.69%	12.11%	11.69%	12.11%
Leverage capital ratio	11.59%	12.01%	11.59%	12.01%
Number of offices	12	12	12	12

(1)	All per share amounts have been adjusted to reflect the issuance of stock dividends.

(2)	Net income divided by average total assets.

(3)	Net income divided by average common equity.

(4)	To compute these ratios, we adjust GAAP reported net interest income to increase tax exempt interest income to be on a tax equivalent basis (assuming a 34% tax rate).

(5)	Non-interest expense divided by the sum of net interest income, on a tax equivalent basis, plus non-interest income.

(6)	Annualized.

Summary Consolidated Financial Data

The following summary presents our selected consolidated financial data for the five years ended December 31, 2005. The operations and financial condition data has been derived from our audited consolidated financial statements. The following summary also presents our selected consolidated financial data as of or for the six months ended June 30, 2006 and 2005. The balance sheet and income statement data for the six month periods has been derived from our unaudited consolidated quarterly financial statements which, in our opinion, include all adjustments (consisting of only normal, recurring adjustments) considered necessary for a fair presentation. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes. The selected consolidated financial data at or for the six months ended June 30, 2006 is not necessarily indicative of our operating results for the entire year (dollars in thousands, except share and per share data):

	As of or for the
	Six Months Ended June 30,		As of or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001

Summary Income Statement Data
Interest income	$25,306	$20,530	$43,855	$29,790	$23,564	$18,259	$14,585
Interest expense	11,494	7,285	16,403	9,409	8,631	7,505	7,405

Net interest income	13,812	13,245	27,452	20,381	14,933	10,754	7,180
Provision for loan losses	312	743	1,081	1,400	1,699	1,052	920

Net interest income after provision for loan losses	13,500	12,502	26,371	18,981	13,234	9,702	6,260
Total non-interest income	440	107	722	1,332	2,829	1,674	1,460
Total non-interest expense	7,876	7,797	15,716	11,967	10,735	7,372	5,379

Income before federal income tax expense	6,064	4,812	11,377	8,346	5,328	4,004	2,341
Income tax expense	2,062	1,635	3,867	2,837	1,807	1,357	802

Net income	$4,002	$3,177	$7,510	$5,509	$3,521	$2,647	1,539

Summary Balance Sheet Data
Total assets	$762,490	$700,493	$706,497	$652,662	$446,075	$325,100	226,865
Securities, available for sale	27,038	19,498	17,153	21,075	16,948	22,216	21,652
Gross loans	696,052	635,718	657,037	587,562	400,958	267,522	180,892
Allowance for loan losses	7,154	6,616	6,808	5,884	4,314	2,875	1,922
Deposits	612,270	580,615	582,438	540,880	379,619	262,086	177,481
Subordinated debentures	10,000	10,000	10,000	10,000	10,000	10,000	—
Stockholders’ equity	87,650	78,855	84,213	74,604	34,601	30,691	27,903
Per Share Data(1)
Net income per common share — basic	$0.70	$0.57	$1.34	$1.21	$0.95	$0.72	$0.41
Net income per common share — diluted	0.67	0.53	1.26	1.11	0.87	0.69	0.40
Book value per common share	15.44	14.08	14.82	13.44	9.21	8.34	7.64
Weighted average shares outstanding — basic	5,700,807	5,582,474	5,618,385	4,540,882	3,722,128	3,658,835	3,785,385
Weighted average shares outstanding — diluted	5,996,150	5,975,647	5,975,647	4,968,592	4,044,324	3,845,986	3,854,519
Shares outstanding at end of period	5,677,923	5,601,226	5,683,061	5,549,897	3,755,397	3,678,337	3,834,839

	As of or for the
	Six Months Ended
	June 30,		As of or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001

Selected Financial Ratios and Other Data
Return on average assets(2)(6)	1.09%	0.93%	1.08%	1.05%	0.89%	0.93%	0.76%
Return on average equity(3)(6)	9.23%	8.24%	9.44%	10.56%	10.80%	9.08%	5.46%
Net interest margin(4)(6)	3.95%	4.10%	4.14%	4.04%	3.97%	3.94%	3.76%
Net interest spread(4)(6)	3.29%	3.64%	3.63%	3.69%	3.63%	3.37%	2.77%
Efficiency ratio(5)	55.26%	58.40%	55.78%	55.11%	60.44%	59.32%	62.26%
Allowance for loan losses to total loans	1.03%	1.04%	1.04%	1.00%	1.08%	1.07%	1.06%
Nonperforming assets to total assets	0.65%	0.31%	0.26%	0.50%	0.47%	0.84%	0.36%
Nonperforming loans to total loans	0.71%	0.17%	0.18%	0.53%	0.52%	1.02%	0.45%
Net charge-offs to average loans	(0.01)%	0.00%	0.02%	0.00%	0.08%	0.04%	0.17%
Stockholders’ equity to total assets	11.50%	11.26%	11.92%	11.43%	7.76%	9.44%	12.30%
Total risk-based capital ratio	13.31%	13.11%	13.29%	13.27%	11.80%	15.10%	14.20%
Tier 1 risk-based capital ratio	12.33%	12.12%	12.32%	12.32%	10.70%	14.10%	13.30%
Leverage capital ratio	12.13%	11.59%	12.32%	12.12%	10.20%	13.20%	12.90%
Number of offices	12	12	12	12	8	6	5

(1)	All per share amounts have been adjusted to reflect the issuance of stock dividends.

(2)	Net income divided by average total assets.

(3)	Net income divided by average common equity.

(4)	To compute these ratios we adjust GAAP reported net interest income to increase tax exempt interest income to be on a tax equivalent basis (assuming a 34% tax rate).

(5)	Non-interest expense divided by the sum of net interest income, on a tax equivalent basis, plus non-interest income.

(6)	Annualized for the six months ended June 30, 2006 and 2005.

Summary Pro Forma Consolidated Financial Data

The summary pro forma financial information set forth below gives effect to the following transactions as if they had occurred on January 1, 2005, in the case of statements of income data, and June 30, 2006, in the case of balance sheet data:

•	the sale of 2,700,000 shares of common stock in this offering assuming an offering price of $23.35; and

•	our acquisition of Fidelity, including certain estimated mark to market adjustments required by purchase accounting.

Fidelity’s loans, deposits and premises and equipment will be reviewed by a third party in order to determine the fair value of these assets and liabilities. This review will take place after the acquisition of Fidelity. We do not expect these adjustments to be significant. The recognition of these adjustments will affect recorded goodwill. The balance of these adjustments will be amortized or accreted into income over the estimated lives of the related assets and liabilities.

The pro forma financial information does not purport to be indicative of the operating results or financial position that would have actually occurred or existed if the transactions had occurred on the dates indicated, nor is it indicative of our future operating results or our financial position. The pro forma adjustments are based on the information and assumptions available at the date of this prospectus. This pro forma information does not include any cost savings or other financial and operating benefits that may be achieved or realized as a result of the Fidelity acquisition. The information regarding Fidelity contained in this prospectus is unaudited and has been obtained from Fidelity.

Consolidated Statements of Income	For the Six Months Ended June 30, 2006
(dollars in thousands, except share and per share data)	Dearborn	Fidelity	Adjustments		Combined

Interest income	$25,306	$7,913	$(264	)(1)	$32,955
Interest expense	11,494	2,195	—		13,689

Net interest income	13,812	5,718	(264)		19,266
Provision for loan loss	312	160	—		472

Net interest income after provision for loan loss	13,500	5,558	(264)		18,794
Total non-interest income	440	684	—		1,124
Total non-interest expense	7,876	3,789	285	(2)	11,950

Income before federal income tax expense	6,064	2,453	(549)		7,968
Income tax expense	2,062	0	647	(3)(4)	2,709

Net income	$4,002	$2,453	$(1,196)		$5,259

Per Share Data(5)
Net income per share — basic	$0.70				$0.63
Net income per share — diluted	0.67				0.60
Weighted average shares outstanding — basic	5,700,807		2,700,000		8,400,807
Weighted average shares outstanding — diluted	5,996,150		2,700,000		8,696,150

(1)	Reflects the impact of a decrease of $11.4 million in federal funds sold used to fund a portion of the purchase price of our acquisition of Fidelity. (see page 11)

(2)	To reflect amortization expense associated with recognition of the core deposit and borrower relationship intangibles. The core deposit intangible is recognized on an accelerated basis over an estimated life of 10 years. The borrower relationship intangible amortization expense is recognized on an accelerated basis over an estimated life of 17 years. (see page 11)

(3)	Represents the tax impact associated with decreased interest expense referred to in footnote 1 and additional amortization expense referred to in footnote 2 using a tax rate of 34%. This results in a decrease in federal income tax of $187,000.

(4)	Fidelity elected to be treated as a Subchapter S corporation for tax purposes. As a result, Fidelity did not record federal income tax expense as all taxable income was attributed to its shareholders. For purposes of these pro forma income statements, it was assumed that Fidelity would record federal income tax at an assumed effective federal tax rate of 34%, the same rate as our rate. Upon completion of the acquisition of Fidelity, Fidelity’s earnings will become subject to federal income taxes. This results in an increase in federal income tax expense of $834,000.

(5)	All per share amounts have been adjusted to reflect the issuance of stock dividends.

Consolidated Statements of Income	For the Year Ended December 31, 2005
(dollars in thousands, except share and per share data)	Dearborn	Fidelity	Adjustments		Combined

Interest income	$43,855	$14,956	$(364	)(1)	$58,447
Interest expense	16,403	3,439	—		19,842

Net interest income	27,452	11,517	(364)		38,605
Provision for loan loss	1,081	120	0		1,201

Net interest income after provision for loan loss	26,371	11,397	(364)		37,404
Total non-interest income	722	1,805	—		2,527
Total non-interest expense	15,716	7,587	570	(2)	23,873

Income before federal income tax expense	11,377	5,615	(934)		16,058
Income tax expense	3,867	0	1,591	(3)(4)	5,458

Net income	$7,510	$5,615	$(2,525)		$10,600

Per Share Data(5)
Net income per share — basic	$1.34				$1.27
Net income per share — diluted	1.26				1.22
Weighted average shares outstanding — basic	5,618,385		2,700,000		8,318,385
Weighted average shares outstanding — diluted	5,975,647		2,700,000		8,675,647

(1)	Reflects the impact of a decrease of $11.4 million in federal funds sold used to fund a portion of the purchase price of our acquisition of Fidelity. (see page 11)

(2)	To reflect amortization expense associated with recognition of the core deposit and borrower relationship intangibles. The core deposit intangible is recognized on an accelerated basis over an estimated life of 10 years. The borrower relationship intangible amortization expense is recognized on an accelerated basis over an estimated life of 17 years. (see page 11)

(3)	Represents the tax impact associated with decreased interest expense referred to in footnote 1 and additional amortization expense referred to in footnote 2 using a tax rate of 34%. This results in a decrease in federal income tax of $318,000.

(4)	Fidelity elected to be treated as a Subchapter S corporation for tax purposes. As a result, Fidelity did not record federal income tax expense as all taxable income was attributed to its shareholders. For purposes of these pro forma income statements, it was assumed that Fidelity would record federal income tax at an assumed effective federal tax rate of 34%, the same rate as our rate. Upon completion of the acquisition of Fidelity, Fidelity’s earnings will become subject to federal income taxes. This results in an increase in federal income tax expense of $1.9 million.

(5)	All per share amounts have been adjusted to reflect the issuance of stock dividends.

Pro Forma Consolidated Balance Sheet	As of June 30, 2006
(dollars in thousands)	Dearborn	Fidelity	Adjustments		Combined

Cash and due from banks	$8,091	$11,590	$—		$19,681
Mortgage loans held for sale	1,174	—	—		1,174
Investment securities	28,331	32,247	—		60,578
Federal funds sold	8,627	14,379	(11,407	)(1)	11,599
Loans	696,052	186,938	—		882,990
Less: allowance for loan loss	(7,154)	(1,547)	—		(8,701)
Premises and equipment, net	14,092	3,997	—		18,089
Goodwill	5,473	—	37,040	(2)	42,513
Intangible assets	2,166	—	4,765	(2)	6,931
Other assets	5,638	3,072	—		8,710

Total assets	$762,490	$250,676	$30,398		$1,043,564

Deposits	$612,270	$217,462	$—		$829,732
Federal Home Loan Bank advances	25,588	3,147	—		28,735
Federal funds purchased	24,500	—	—		24,500
Securities sold under agreement to repurchase	310	—	—		310
Other liabilities	2,172	872	—		3,044
Subordinated debentures	10,000	—	—		10,000

Total liabilities	674,840	221,481	—		896,321
Stockholders’ equity	87,650	29,195	30,398	(3)	147,243

Total liabilities and stockholders’ equity	$762,490	$250,676	$30,398		$1,043,564

(1)	We estimate that our net proceeds from the offering, after deducting underwriting discounts and other estimated expenses, will be approximately $59.6 million (assuming an estimated offering price of $23.35 per share and excluding any proceeds from the exercise of the underwriters’ over allotment option, if exercised). We will use cash obtained through a reduction in federal funds sold to fund the remainder of the purchase price of our acquisition of Fidelity. The reduction in federal funds sold was calculated in the following manner:

Net proceeds from the offering	$59,593
Purchase price of our acquisition of Fidelity	(70,500)
Estimated acquisition costs	(500)

Federal funds sold	$(11,407)

(2)	To record core deposit intangibles, borrower relationship intangibles, and goodwill. Based on the acquisition of the Bank of Washtenaw in 2004, we estimate the core deposit intangible premium to be 2% of demand deposits and the borrower relationship intangible premium to be 2.5% of commercial loans. We believe that the nature and characteristics of the demand deposits and commercial loans of Fidelity are similar to those of the Bank of Washtenaw. Total estimated intangible assets were calculated in the following manner:

Core Deposit Intangible
Demand deposits	$47,000
Premium	2.00%

Core deposit intangible		$940
Borrower Relationship Intangible
Commercial loans	$153,000
Premium	2.50%

Borrower relationship intangible		$3,825

Total estimated intangible assets		$4,765,

Goodwill represents the excess of the purchase price of the assets acquired over the liabilities assumed plus estimated acquisition costs of $500,000. Goodwill was calculated in the following manner:

Purchase price of our acquisition of Fidelity	$70,500
Fidelity’s stockholders’ equity	(29,195)
Estimated intangible assets	(4,765)
Estimated acquisition costs	500

Goodwill	$37,040

(3)	To record net proceeds from the offering of $59.6 million less existing stockholders’ equity at Fidelity of $29.2 million.

RISK FACTORS

Investing in our common stock involves risks. You should carefully consider the following risk factors before you decide to buy our common stock. You should also consider other information in this prospectus, as well as in the other documents incorporated by reference into this prospectus. If any of these risks actually occur, our business could be adversely affected, the trading price of our common stock could decline, and you could lose all or a part of your investment.

We may not be able to consummate the Fidelity acquisition during the time frame currently contemplated or at all which may result in the dilution of earnings per share and a possible decline in our stock price.

We cannot give any assurance that we will be able to consummate the Fidelity acquisition during the time frame currently contemplated or at all. In the event that the closing of the acquisition is delayed or does not occur, and if the common stock in this offering has been issued, stockholders will suffer earnings per share dilution which may have an adverse effect on the price of our common stock.

We may experience greater than expected difficulties in integrating Fidelity into our operations resulting in our inability to realize the expected benefits and cost savings from the acquisition.

The acquisition of Fidelity will involve the integration of two financial institutions that have previously operated independently of one another. We expect to realize cost savings together with other financial and operating benefits from the acquisition of Fidelity, but there can be no assurance as to when, or the extent to which, if at all, the Company will be able to realize these benefits. We may experience greater than expected difficulties in integrating Fidelity’s business, which could have an adverse effect on our ability to realize the expected benefits of the acquisition.

There are many things that could go wrong and adversely affect the business and profitability of the combined financial institution. We cannot predict the full range of post-acquisition problems that may occur. Some possible difficulties include:

•	the integration of the business of the company and Fidelity takes longer, or is more difficult, time-consuming or costly than expected;

•	the expected growth opportunities and cost savings from the transaction are not fully realized or take longer to realize than expected;

•	economic conditions deteriorate in southeastern Michigan, the primary market of both the Company and Fidelity; or

•	operating costs, customer losses, and business disruption following the acquisition, including adverse effects on relationships with employees, are greater than expected.

Because Fidelity is a private company, it is not subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended, or the internal control structure and procedures for financial reporting, including those required by Section 404 of the Sarbanes-Oxley Act of 2002. If we are unable to integrate Fidelity’s internal controls with our own before the end of 2007, we may have to exclude Fidelity from our assessment of our internal control over financial reporting, and that, in turn, could cause investors to lose confidence in our reported financial information and could adversely effect our stock price.

Adverse economic conditions in the automobile manufacturing and related service industries may impact our banking business.

The automobile manufacturing industry has experienced significant economic difficulties over the past five years, which, in turn, has adversely impacted a number of related industries that serve the automobile manufacturing industry, including automobile parts suppliers. Recently, Delphi Corporation and Collins & Aikman Corporation, two automobile suppliers located in our banking market, declared bankruptcy, and a number of other companies serving the automobile industry and located in our banking market are facing ongoing economic pressures. We cannot assure you that the economic conditions in the automobile manufacturing and related service industries will improve at any time in the foreseeable future or that adverse economic conditions in these industries will not impact our bank.

Adverse changes in economic conditions or interest rates may negatively affect our earnings, capital and liquidity.

The results of operations for financial institutions, including our bank, may be materially and adversely affected by changes in prevailing local and national economic conditions, including declines in real estate market values and the related declines in value of our real estate collateral, rapid increases or decreases in interest rates and changes in the monetary and fiscal policies of the federal government. Our profitability is heavily influenced by the spread between the interest rates we earn on investments and loans and the interest rates we pay on deposits and other interest-bearing liabilities. Substantially all our loans are to businesses and individuals in southeastern Michigan, and any decline in the economy of this area could adversely affect our customers’ ability to repay such loans and our ability to make new loans to credit worthy borrowers. Like most banking institutions, our net interest spread and margin will be affected by general economic conditions and other factors that influence market interest rates and our ability to respond to changes in these rates. At any given time, our assets and liabilities will be such that they will be affected differently by a given change in interest rates.

Our credit losses could increase and our allowance for loan losses may not be adequate to cover actual loan losses resulting in a decrease in our net income and earnings per share and a possible decline in our stock price.

The risk of non-payment of loans is inherent in all lending activities, and non-payment, if it occurs, may have a materially adverse effect on our earnings and overall financial condition as well as the value of our common stock. Our focus on commercial lending may result in an increased concentration of loans to small businesses. As a result, we may assume greater lending risks than other banks. We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for losses based on several factors. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our losses, which would have an adverse effect on our operating results. While we have not experienced any significant charge-offs or had large numbers of non-performing loans, due to the significant increase in loans originated since we began operations we cannot assure you that we will not experience an increase in delinquencies and losses as these loans continue to mature. The actual amount of future provisions for loan losses cannot be determined at this time and may exceed the amount of past provisions. Additions to our allowance for loan losses decrease our net income and earnings per share and may have an adverse effect on our stock price.

Our commercial real estate loans involve higher principal amounts than other loans, and repayment of these loans may be dependent on factors outside our control or the control of our borrowers.

Commercial real estate lending typically involves higher loan principal amounts, and the repayment of these loans generally is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. Because payments on loans secured by commercial real estate often depend upon the successful operating and management of the properties, repayment of these loans may be affected by factors outside the borrower’s control, including adverse conditions in the real estate market or the economy. If the cash flow from the property is reduced, the borrower’s ability to repay the loan and the value of the security for the loan may be impaired. At June 30, 2006, commercial real estate loans totaled $504 million, or 72% of our total loan portfolio. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our percentage of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

Our growth and expansion may be limited by many factors.

We have pursued and intend to continue to pursue an internal growth strategy, the success of which will depend primarily on generating an increasing level of loans and deposits at acceptable risk and interest rate levels without commensurate increases in non-interest expenses. There can be no assurance that we will be successful in continuing our growth strategy due to delays and other impediments resulting from regulatory oversight, limited availability of qualified personnel, or unavailability of branch sites. The time and costs of evaluating new markets, hiring experienced local management and opening new offices and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion may negatively affect our business. In addition, the success of our growth strategy will depend on maintaining sufficient regulatory capital levels and on adequate economic conditions in our market area.

In addition to the pending acquisition of Fidelity, we continually seek to acquire other financial institutions or parts of those institutions. Acquisitions and mergers involve a number of risks, including:

•	the time and costs associated with identifying and evaluating potential acquisitions and merger partners may negatively affect our business;

•	the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution may not be accurate;

•	we may not be able to finance an acquisition without diluting our existing stockholders;

•	the diversion of our management’s attention to the negotiation of a transaction may detract from their business productivity;

•	we may enter into new markets where we lack experience;

•	we may introduce new products and services into our business with which we have no prior experience; and

•	we may incur an impairment of goodwill associated with an acquisition and experience adverse short-term effects on our results of operations.

In addition, no assurance can be given that we will be able to integrate our operations after an acquisition without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of our respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies. Successful integration of our operations with another entity’s will depend primarily on our ability to consolidate operations, systems and procedures, to establish appropriate internal controls, and to eliminate redundancies and costs. If we have difficulties with the integration, we might not achieve the economic benefits we expect to result from any particular acquisition or merger. In addition, we may experience greater than expected costs or difficulties relating to such integration.

We rely heavily on our management and other key personnel, and the loss of any of them may adversely affect our operations.

We are and will continue to be dependent upon the services of our management team, including our President and Chief Executive Officer and our other senior managers. Losing one or more key members of the management team could adversely affect our operations. We do not have employment contracts or key man life insurance on any of our officers or directors, other than Mr. Michael J. Ross, our President and Chief Executive Officer.

In addition, we will continue to depend on our key commercial loan officers. We have several commercial loan officers who are responsible, or share responsibility, for generating and managing a significant portion of our commercial loan portfolio. Our success can be attributed in large part to the relationships these officers as well as members of our management team have developed and are able to maintain with our customers as we continue to implement our community banking philosophy. The loss of any of these commercial loan officers could adversely affect our loan portfolio and performance, and our ability to generate new loans.

Some of the other financial institutions in our market require their key employees to sign agreements that preclude or limit their ability to leave their employment and compete with them or solicit their customers. These agreements make it more difficult for us to hire loan officers with experience in our market who can immediately solicit their former or new customers on our behalf.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

We face substantial competition in all phases of our operations from a variety of different competitors. Our future growth and success will depend on our ability to compete effectively in this highly competitive environment. We compete for deposits, loans and other financial services with numerous Michigan-based and out-of-state banks, thrifts, credit unions and other financial institutions as well as other entities that provide financial services. Some of the financial institutions and financial service organizations with which we compete are not subject to the same degree of regulation as we are. Most of our competitors have been in business for many years, have established customer bases, are larger, have substantially higher lending limits than we do and offer other services which we do not, including trust services, brokerage, mutual funds and international banking services. The primary competitors in our market area are JPMorganChase, Charter One Bank, N.A., Comerica Incorporated, Fifth Third Bancorp, National City Corporation and LaSalle Bank Midwest National Association. Under the Gramm-Leach-Bliley Act of 1999, effective March 11, 2000, securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

Growth and stockholder returns may be adversely affected if sources of capital are not available to help us meet them.

Since inception, we have sought to maximize stockholder returns by leveraging our capital. While we believe that earnings from our operations will enable us to continue to grow for the next two to three years, if earnings do not meet our current estimates, if we incur unanticipated losses or expenses, or if we grow faster than expected, we may need to obtain additional capital through borrowing, additional issuances of debt or equity securities, or otherwise. If we do not have continued access to sufficient capital, we may be required to reduce our level of assets or reduce our rate of growth in order to maintain regulatory compliance. Under those circumstances our net income and the rate of growth of our net income may be adversely affected.

We are subject to significant government regulation, and any regulatory changes may adversely affect us.

The banking industry is heavily regulated under both federal and state law. These regulations are primarily intended to protect customers, not our creditors or stockholders. As a bank holding company, we are also subject to extensive regulation by the Federal Reserve Board, in addition to other regulatory and self- regulatory organizations. Our ability to establish new facilities or make acquisitions is conditioned upon the receipt of the required regulatory approvals from these organizations. Regulations affecting banks and financial services companies undergo continuous change, and we cannot predict the ultimate effect of these changes, which could have a material adverse effect on our profitability or financial condition.

We continually encounter technological change, and we may have fewer resources than our competitors to continue to invest in technological improvements.

The banking industry is undergoing technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, on our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as creating additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. There can be no assurance that we will be able to effectively acquire and implement new technology-driven products and services or be successful in marketing these products and services to our customers.

Our Articles of Incorporation and Bylaws and the laws of Michigan contain provisions that may discourage or prevent a takeover of the company and reduce any takeover premium.

Our Articles of Incorporation and Bylaws, and the corporate laws of the State of Michigan, include provisions which are designed to provide our board of directors with time to consider whether a hostile takeover offer is in our and our stockholders’ best interest. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control. The provisions also could diminish the opportunities for a holder of our common stock to participate in tender offers, including tender offers at a price above the then-current market price for our common stock. These provisions could also prevent transactions in which our stockholders might otherwise receive a premium for their shares over then-current market prices, and may limit the ability of our stockholders to approve transactions that they may deem to be in their best interests.

The Michigan Business Corporation Act contains provisions intended to protect stockholders and prohibit or discourage various types of hostile takeover activities. In addition to these provisions and the provisions of our Articles of Incorporation and Bylaws, federal law requires the Federal Reserve Board’s approval prior to acquiring “control” of a bank holding company. All of these provisions may delay or prevent a change in control without action by our stockholders, and could adversely affect the price of our common stock.

There is a limited trading market for our common stock.

The price at which our common stock is offered in this offering may be greater than the market price for our common stock following the offering. The price of our common stock has been, and will continue to be, subject to fluctuations based on, among other things, economic and market conditions for bank holding companies and the stock market in general, as well as changes in investor perceptions of the company. This issuance of new shares of our common stock also may adversely affect the market for our common stock.

Our common stock is traded on the Nasdaq Global Market under the symbol “DEAR”. The development and maintenance of an active public trading market depends upon the existence of willing buyers and sellers, the presence of which is beyond our control. While we are a publicly-traded company, the volume of trading activity in our stock is still relatively limited. Even if a more active market develops, there can be no assurance that such a market will continue, or that our stockholders will be able to sell their shares at or above the offering price.

The number of shares owned by our directors and executive officers could make it more difficult to obtain approval for some matters submitted to stockholder vote, including mergers and acquisitions.

As of August 31, 2006, our directors and executive officers and their affiliates own approximately 26% of the outstanding common stock, and will own approximately 16% after completion of the offering, assuming they do not purchase shares in the offering and the underwriters exercise their right to purchase an additional 405,000 shares. However, these persons may purchase shares in the offering.

By voting against a proposal submitted to stockholders, the directors and officers, as a group, may be able to make approval more difficult for proposals requiring the vote of stockholders, such as some mergers, share exchanges, asset sales, and amendments to the Articles of Incorporation. See “Security Ownership” and “Description of Common Stock. The results of the vote may be contrary to the desires or interests of the public stockholders.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We make certain forward-looking statements in this prospectus and in the documents incorporated by reference into this prospectus that are based upon our current expectations and projections about current events. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words “estimate,” “project,” “believe,” “intend,” “plan,” “anticipate,” “expect” and similar expressions. These forward-looking statements include statements of our goals, intentions and expectations; statements regarding our business plans and growth strategies; statements regarding the asset quality of our loan and investment portfolios; and estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including changes in interest rates and interest rate relationships, demand for products and services, the degree of competition by traditional and non-traditional competitors, changes in banking regulation, changes in tax laws, changes in prices, levies and assessments, the impact of technological advances, governmental and regulatory policy changes, the outcomes of contingencies, trends in customer behavior as well as their ability to repay loans, changes in the national and local economy and the factors discussed in the “Risk Factors” section of this prospectus. The forward-looking statements included in this prospectus are made on and as of the date of this prospectus. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results. Further information concerning us and our business, including additional factors that could materially affect our business and financial results, is included in our filings with the Securities and Exchange Commission.

USE OF PROCEEDS

Assuming a public offering price of $23.35 per share, we will receive net proceeds of approximately $59.6 million from the sale of 2,700,000 shares of our common stock in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses of approximately $300,000 payable by us. If the underwriters’ over-allotment option is exercised in full, our net proceeds will be approximately $68.6 million.

We expect to use the net proceeds from this offering to fund a portion of the purchase price of our pending acquisition of Fidelity. Pending the completion of the acquisition, the proceeds will be either invested in highly liquid short term investments or used to reduce short term borrowings. The remainder of the purchase price will be funded with cash obtained through a reduction in federal funds sold.

Our acquisition of Fidelity is subject to satisfaction of certain closing conditions. If we are unable to complete the acquisition, the net proceeds of this offering will be used for general corporate purposes, including possible future acquisitions.

CAPITALIZATION

The following table shows our capitalization as of June 30, 2006. The table shows our capitalization on three bases: actual, as adjusted to give effect to the sale of 2,700,000 shares of our common stock assuming a public offering price of $23.35 per share and pro forma as adjusted to give effect to the receipt of the net proceeds from the offering and the closing of the Fidelity acquisition assuming it had occurred on June 30, 2006, including estimated mark-to-market accounting adjustments required by purchase accounting. Actual mark-to-market adjustments will depend on market prices as of the closing date of the Fidelity acquisition. The as adjusted capitalization assumes the net proceeds from this offering, after deducting the estimated offering expenses payable by us, are approximately $59.6 million and are invested entirely in federal funds sold for risk based capital measurement purposes; and the underwriters’ over-allotment option is not exercised (dollars in thousands, except share and per share data):

	June 30, 2006
			Pro Forma
	Actual	As Adjusted	As Adjusted

Indebtedness:
Federal Home Loan Bank advances	$25,588	$25,588	$28,735
Subordinated debentures	10,000	10,000	10,000

Total indebtedness	$35,588	$35,588	$38,735

Stockholders’ equity:
Common stock; no par value; 10,000,000 shares authorized; 5,677,923 shares issued and outstanding(1); 8,377,923 shares issued and outstanding as adjusted	$87,224	$146,817	$146,817
Retained earnings	460	460	460
Accumulated other comprehensive income	(34)	(34)	(34)

Total stockholders’ equity	$87,650	$147,243	$147,243
Book value per share	$15.44	$17.58	$17.58
Capital ratios:
Total risk-based capital ratio	13.31%	21.13%	12.33%
Tier 1 risk-based capital ratio	12.33%	20.17%	11.56%
Leverage capital ratio	12.13%	18.50%	10.37%

(1)	This number does not include 458,649 shares of common stock reserved for issuance upon exercise of outstanding stock options as of June 30, 2006.

PRICE RANGE OF COMMON STOCK

Our common stock is traded on the Nasdaq Global Market under the symbol “DEAR.” At October 20, 2006, there were 450 record holders of our common stock. In addition, we estimate that there were approximately 2,150 beneficial owners of our common stock who own their shares through brokers or banks.

The following table shows the high and low bid prices for our common stock as reported by the Nasdaq Global Market for the periods indicated. The prices do not include retail mark-up, mark-down or commission, but have been adjusted for stock dividends.

	High	Low	Close

2004
First Quarter	$23.47	$18.38	$20.95
Second Quarter	29.29	20.74	27.62
Third Quarter	28.07	24.08	24.86
Fourth Quarter	28.60	24.76	27.51
2005
First Quarter	$29.43	$24.10	$25.24
Second Quarter	27.12	24.10	24.67
Third Quarter	25.37	23.98	24.48
Fourth Quarter	24.98	22.05	23.57
2006
First Quarter	$23.81	$20.95	$21.43
Second Quarter	22.85	20.87	22.20
Third Quarter	25.50	22.38	23.78
Fourth Quarter (through October 20)	23.95	23.33	23.35

DIVIDEND POLICY

Electing to retain earnings for funding our growth, we have not paid cash dividends. We do not anticipate paying cash dividends in the foreseeable future. We may only pay dividends out of funds that are legally available for that purpose. We are a holding company and substantially all of our assets are held by our subsidiaries. Our ability to pay dividends to our stockholders depends primarily on our bank’s ability to pay dividends to us. Dividend payments and extensions of credit to us from our bank are subject to legal and regulatory limitations, generally based on capital levels and current and retained earnings imposed by law and regulatory agencies with authority over our bank. The ability of our bank to pay dividends is also subject to its profitability, financial condition, capital expenditures and other cash flow requirements.

We have distributed 5% stock dividends as follows: 2001-(June and December) 2002-(June) 2003-(January, June and December) 2004-(June and December); 2005 (June and December); 2006-(June).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We were incorporated as a Michigan business corporation on September 30, 1992, and formed to acquire all of the issued and outstanding stock of Community Bank of Dearborn and to engage in the business of a bank holding corporation under the Bank Holding Company Act of 1956, as amended.

We commenced business on February 28, 1994, and are the only commercial bank headquartered in Dearborn, Michigan. We offer a wide range of loan and deposit products and services to small- to medium-sized business, as well as individuals.

Since 1994, we have opened five branches in western Wayne County, Michigan, two branches in Macomb County, Michigan, and one branch in Oakland County, Michigan. In 2004, we acquired the Bank of Washtenaw from Pavilion Bancorp, Inc. The Bank of Washtenaw’s three branches, all of which are located in Washtenaw County, Michigan, were successfully consolidated into our bank in 2005. We plan to open our ninth branch in the fourth quarter of 2006 in Macomb County, Michigan.

While maintaining high asset quality and improving profitability, we have sustained substantial asset growth since we opened. The expansion of our commercial banking department has been the primary element of our growth. We expect to continue our organic growth in the southeastern Michigan market by opening new branches and to explore additional acquisitions as they become available.

Our ability to continue to rapidly grow organically and to take advantage of acquisition opportunities will be impacted by our profitability and our ability to raise capital in the public market. During 2004, we raised $34.0 million of net proceeds in a public offering of common stock, which was used to support both the acquisition of the Bank of Washtenaw and our continued organic growth. The capital raised in this offering will be needed to consummate our proposed acquisition of Fidelity Financial Corporation of Michigan (“Fidelity”).

Our results of operations depend largely on net interest income. Net interest income is the difference in interest income we earn on interest-earning assets, which are comprised primarily of commercial real estate loans, and to a lesser extent commercial business and consumer loans, and the interest we pay on our interest-bearing liabilities, which are primarily deposits and other borrowings. Management strives to match the re-pricing characteristics of the interest earning assets and interest bearing liabilities to protect net interest income from changes in market interest rates and changes in the shape of the yield curve.

The results of our operations may also be affected by local and general economic conditions. The economic base of our primary market area, southeastern Michigan, continues to diversify away from the automotive sector. This trend should lessen the impact of future economic downturns in the automotive sector. Southeastern Michigan’s proximity to major highways and affordable housing has continued to spur economic growth in the area. Changes in the local economy may affect the demand for commercial real estate loans and related small- to medium-business related products. This could have a significant impact on how the we deploy earning assets. The competitive environment among other financial institutions and financial service providers in southeastern Michigan may affect the pricing levels of various deposit products. The impact of competitive rates on deposit products may increase the relative cost of funds for us and thus negatively impact net interest income.

We continue to see competitive deposit rates offered from local financial institutions, which could have the effect of increasing the costs of funds to a level higher than we project. We continue to utilize FHLB advances and brokered certificates of deposit to balance both interest rate risk and the overall cost of funds. Brokered and internet certificates of deposit are based on a nationwide interest rate structure, typically at what is considered to be a premium interest rate. The local competition for certificates of deposit products has intensified and we have found this type of wholesale funding to often effectively compete with the rates offered for similar term retail certificates of deposit products of local community and regional banks.

Net income during the first six months of 2006 was affected by a slight compression in net interest margin compared with same period last year. This was the result of competitive pricing pressure in both loans and deposit generation. Additionally, the continuation of a flat treasury yield curve has resulted in overall lower interest rate spreads than in other reporting periods.

On September 14, 2006, we signed a definitive agreement to acquire Fidelity, a bank holding company with seven offices in Oakland County, Michigan. Oakland County is one of the largest and most affluent counties in the United States. The transaction is expected to improve financial returns by utilizing existing operating capacity to improve efficiency. Annual cost savings are expected following the completion of the transaction and the complementary strengths of the two companies are expected to generate revenue opportunities. These enhancements are expected to further improve operating results and key financial ratios. These estimates are based on assumptions made during the due diligence process and may change prior to completion of the transaction as a result of obtaining more detailed information while developing the integration plan.

The transaction with Fidelity is expected to have a significant impact on our financial position, results of operations, and future cash flows. The full impact is not yet known, given the uncertainties around the timing of the consummation of the transaction, and the impact of potential operational and financial initiatives that have not yet been finalized. Unless otherwise noted, forward looking information regarding results of operations excludes the impact of the transaction.

Financial Condition at June 30, 2006

Assets.  Total assets at June 30, 2006 were $762,490,000 compared to $706,497,000 at December 31, 2005, an increase of $55,993,000 or 8%. The increase was primarily due to the increase in loans during the period.

Federal Funds Sold.  Total federal funds sold at June 30, 2006 were $8,520,000 compared to $2,268,000 at December 31, 2005, an increase of $6,252,000 or 276%. The increase was primarily due to additional funds received as a result of deposit gathering activities during the six months ended June 30, 2006. The funds are invested into overnight investments until these funds can be deployed into loans.

Interest Bearing Deposits with Banks.  Total interest bearing deposits with banks at June 30, 2006 were $107,000 compared to $69,000 at December 31, 2005, an increase of $38,000 or 55%. This investment was established to provide us with an alternate short term investment option. This short term investment is a variable-rate certificate of deposit with the Federal Home Loan Bank of Indianapolis that carries a similar rate of return to federal funds sold.

Mortgage Loans Held for Sale.  Total mortgage loans held for sale at June 30, 2006 were $1,174,000 compared to $1,041,000 at December 31, 2005, an increase of $133,000 or 13%. This increase was a result of the increase in the level of residential real estate mortgage loans waiting to be purchased by mortgage correspondents.

Securities Available for Sale.  Total securities, available for sale, at June 30, 2006 were $27,038,000 compared to $17,153,000 at December 31, 2005, an increase of $9,885,000 or 58%. The increase was due to the purchase of securities, available for sale during 2006. Please refer to Note B of the Notes to Consolidated Financial Statements for the amortized cost and estimated market value of securities, available for sale. The entire portfolio has a net unrealized loss of $52,000. The unrealized loss is reflected by an adjustment to stockholders’ equity.

Loans.  Total loans at June 30, 2006 were $696,052,000 compared to $657,037,000 at December 31, 2005, an increase of $39,015,000 or 6%. The increase was primarily due to the continued expansion of the commercial lending department during the past twelve months. Major categories of loans included in the loan portfolio are as follows (dollars in thousands):

	June 30,	December 31,	June 30,
	2006	2005	2005

Consumer loans	$31,159	$35,041	$41,082
Commercial, financial, & other	116,089	110,805	132,058
Commercial real estate construction	126,538	118,358	89,572
Commercial real estate mortgages	376,970	345,536	326,332
Residential real estate mortgages	45,296	47,297	46,674

	696,052	657,037	635,718
Allowance for loan losses	(7,154)	(6,808)	(6,616)

	$688,898	$650,229	$629,102

The following is a summary of non-performing assets and problems loans (dollars in thousands):

	June 30,	December 31,	June 30,
	2006	2005	2005

Over 90 day past due and still accruing	$982	$189	$134
Non-accrual loans	3,982	984	972

Total non-performing loans	4,964	1,173	1,106
Real estate owned	—	661	1,082
Other repossessed assets	—	2	—

Other non-performing assets	—	663	1,082

Total non-performing assets	$4,964	$1,836	$2,188

Non-accrual loans at June 30, 2006 were $3,982,000. The increase in non-accrual loans during the six months ended June 30, 2006 is primarily due to the downgrading of one commercial real estate construction and two commercial real estate mortgage loans with a balance of $2,988,000 to non-accrual status. An impairment analysis was completed on these loans resulting in a specific allocation of the allowance for loan losses to these loans of $559,000 at June 30, 2006. We continue to work to collect these loans as they are all secured by real estate which we believe will have significant value, even in liquidation. The distribution of non-accrual loans by loan type is as follows (dollars in thousands):

	Number of
	Loans	Balance

Consumer loans	2	$69
Commercial, financial & other	2	303
Commercial real estate construction	1	945
Commercial real estate mortgages	6	2,354
Residential real estate mortgages	3	311

Total non-accrual loans	14	$3,982

Allowance for Loan Losses.  The allowance for loan losses was $7,154,000 at June 30, 2006 compared to $6,808,000 at December 31, 2005, an increase of $346,000 or 5%. The increase resulted primarily from provisions and net recoveries recorded during the six month period ended June 30, 2006. The allowance for loan losses was based upon management’s assessment of relevant factors, including loan growth, types and amounts of non-performing loans, historical and anticipated loss experience on such types of loans, and current economic conditions. The allocation of the allowance for loan losses at June 30, 2006 is as follows (dollars in thousands):

Amount

Consumer loans	$424
Commercial, financial & other	1,489
Commercial real estate construction	1,539
Commercial real estate mortgages	3,409
Residential real estate mortgages	293

$7,154

The following is an analysis of the allowance for loan losses (dollars in thousands):

	Six Months Ended	Year Ended	Six Months Ended
	June 30, 2006	December 31, 2005	June 30, 2005

Balance, beginning of year	$6,808	$5,884	$5,884
Charge-offs
Consumer loans	—	112	71
Commercial, financial & other	36	169	95
Commercial real estate construction	—	—	—
Commercial real estate mortgages	36	86	6
Residential real estate mortgages	10	—	—
Recoveries:
Consumer loans	9	37	9
Commercial, financial & other	88	131	111
Commercial real estate construction	—	—	—
Commercial real estate mortgages	19	10	9
Residential real estate mortgages	—	32	32

Net charge-offs/(recoveries)	(34)	157	11
Additions charged to operations	312	1,081	743

Balance, end of period	$7,154	$6,808	$6,616

Allowance to total loans	1.03%	1.04%	1.04%

Allowance to non-performing assets	144.12%	370.81%	302.38%

Net charge-offs/(recoveries) to average loans	(0.01)%	0.02%	0.00%

Premises and Equipment.  Bank premises and equipment at June 30, 2006 were $14,092,000 compared to $13,792,000 at December 31, 2005, an increase of $300,000 or 2%. The increase in premises and equipment was primarily due to purchase of a building in Shelby Township, Michigan. This building will be renovated and opened as a full service branch office during the fourth quarter of 2006.

Real Estate Owned.  Real estate owned at June 30, 2006 was $0 compared to $663,000 at December 31, 2005.

Goodwill and Other Intangible Assets.  Goodwill and other intangible assets were $7,639,000 at June 30, 2006 compared to $7,764,000 at December 31, 2005. Our bank has intangible assets for the estimated value of core deposit accounts and borrower relationships acquired in the acquisition of the Bank of Washtenaw. The intangible values represent the present value of the net revenue streams attributable to these intangibles. The core deposit intangible was valued at $929,000 and is being amortized over a period of ten years. The borrower relationship intangible was valued to $1,620,000 and is being amortized over a period of 17 years. At June 30, 2006, the core deposit intangible and borrower relationship intangible amounted to $688,000 and $1,478,000, respectively.

The balance of the acquisition price in excess of the fair market value of the assets and liabilities acquired, including intangible assets, was recorded as goodwill and totaled $5.5 million. Goodwill is defined as an intangible asset with an indefinite useful life, and as such, is not amortized, but is required to be tested annually for impairment of the value. If impaired, an impairment loss must be recorded for the value equal to the excess of the asset’s carrying value over its fair value. There was no impairment at December 31, 2005, when goodwill was most recently tested for impairment.

Accrued Interest Receivable.  Accrued interest receivable at June 30, 2006 was $2,652,000 compared to $2,586,000 at December 31, 2005, an increase of $66,000 or 3%. The increase was primarily due to the increase in our bank’s loan portfolio.

Other Assets.  Other assets at June 30, 2006 were $2,986,000 compared to $2,521,000 at December 31, 2005, an increase of $465,000 or 18%. The decrease was primarily due to changes in deferred tax assets.

Deposits.  Total deposits at June 30, 2006 were $612,270,000 compared to $582,438,000 at December 31, 2005, an increase of $29,832,000 or 5%. The following is a summary of the distribution of deposits (dollars in thousands):

	June 30, 2006	December 31, 2005	June 30, 2005

Non-interest bearing:
Demand	$59,976	$59,652	$64,393

Interest bearing:
Checking	$107,107	$13,413	$14,443
Money market	21,071	26,514	59,729
Savings	47,021	69,503	74,267
Time, under $100,000	138,088	151,038	143,538
Time, $100,000 and over	239,007	262,318	224,245

	552,294	522,786	516,222

Total deposits	$612,270	$582,438	$580,615

Management continues to implement a strategy to change the mix of the deposit portfolio by focusing more heavily on savings, checking and institutional deposits. The increase in deposits was primarily due to normal business development, marketing, telemarketing, referral programs and growth strategies which included a weeklong celebration in March 2006 that highlighted the Bank’s Anniversary and the introduction and promotion of an interest checking product in February 2006.

The Bank has enacted a strategy to utilize public funds to a higher degree. The Bank will also utilize brokered deposits. The Bank has designated a public funds officer to coordinate and manage these efforts. Public funds consist of interest checking and time deposits of local governmental units. They are the result of strong relationships between our bank and the communities in our bank’s marketing area and are considered by our bank to be core deposits. The following is a summary of the distribution of municipal deposits (dollars in thousands):

	June 30, 2006	December 31, 2005	June 30, 2005

Interest bearing checking	$895	$1,004	$2,677
Time, $100,000 and over	62,571	85,236	76,697

Total municipal deposits	$63,466	$86,240	$79,374

Brokered deposits are included in the Time, $100,000 and over category. Brokered deposits were $43,990,000, $45,100,000 and $22,290,000 at June 30, 2006, December 31, 2005 and June 30, 2005, respectively.

Federal Funds Purchased.  Federal funds purchased at June 30, 2006 were $24,500,000 compared to $0 at December 31, 2005. Our bank has several federal funds lines of credit with correspondent banks that are utilized as a short term source of funding.

Securities Sold Under Agreement to Repurchase.  Securities sold under agreements to repurchase at June 30, 2006 were $310,000 compared to $1,615,000 at December 31, 2005, a decrease of $1,305,000 or 81%. These repurchase agreements are secured by securities held by our bank.

Federal Home Loan Bank Advances.  Federal Home Loan Bank advances were $25,588,000 at June 30, 2006 and December 31, 2005.

Accrued Interest Payable.  Accrued interest payable at June 30, 2006 was $1,912,000 compared to $1,683,000 at December 31, 2005, an increase of $229,000 or 14%. The increase was primarily due to the increasing amount of interest bearing deposits during the period.

Other Liabilities.  Other liabilities at June 30, 2006 were $260,000 compared to $960,000 at December 31, 2005, a decrease of $700,000 or 73%. The decrease was primarily due to the decrease in expenses payable during the period.

Subordinated Debentures.  Subordinated debentures were $10,000,000 at June 30, 2006 and December 31, 2005. On December 19, 2002, the Corporation issued $10,000,000 of floating rate obligated mandatory redeemable securities through a special purpose entity as part of a pooled offering. The securities have a term of thirty years. The Corporation may redeem the securities after five years at face value. They are considered to be Tier 1 capital for regulatory capital purposes. The funds from the issue of these securities were invested into securities available for sale until they can be invested into our bank to allow for additional growth. Debt issue costs of $300,000 have been capitalized and are being amortized over the term of the securities. Unamortized debt issuance costs were $265,000 at June 30, 2006.

Results of Operations for the Six Months Ended June 30, 2006 and 2005

We reported net income of $4,002,000 for the six month period ended June 30, 2006, compared to net income of $3,177,000 for the six month period ended June 30, 2005, an increase of $825,000 or 26% for the six month period. The increase in net income was primarily due to the improvement in net interest income and a write-down in the value of a security during the six months ended June 30, 2005. The improvement in net interest income was primarily due to the increase in the commercial real estate loan and commercial real estate construction loan portfolios during the period. The increase in net interest income was partially offset by the increase in non-interest expense during the period. The write-down of the security was the recognition of an other than temporary loss on a single issue of FHLMC preferred stock.

Net Interest Income

2006 Compared to 2005.  As noted on the two charts on the following pages, net interest income for the six month period ended June 30, 2006 was $13,812,000 compared to $13,245,000 for the same period ended June 30, 2005, an increase of $567,000 or 4%. This increase was caused primarily by the increased volume of interest earning assets and interest bearing liabilities but offset by the decrease in the net interest rate spread. Our interest rate spread was 3.29% for the six month period ended June 30, 2006, compared to 3.64% for the same period in 2005. Our net interest margin was 3.95% for the six month period ended June 30, 2006 compared to 4.10% for the same period in 2005. The decrease in interest rate spread and net interest margin was primarily due to the increased cost of deposits.

Average Balances, Interest Rates and Yields.  Net interest income is affected by the difference (“interest rate spread”) between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities and the relative amounts of interest-bearing liabilities and interest-earning assets. When the total of interest-earning assets approximates or exceeds the total of interest-bearing liabilities, any positive interest rate spread will generate net interest income. Financial institutions have traditionally used interest rate spreads as a measure of net interest income. Another indication of an institution’s net interest income is its “net yield on interest-earning assets” or “net interest margin,” which is net interest income divided by average interest-earning assets.

The following table sets forth certain information relating to our consolidated average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, non-accruing loans, if any, are included in the loan category (dollars in thousands):

	Six Months Ended			Six Months Ended
	June 30, 2006			June 30, 2005
	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate

Assets
Interest-bearing deposits with banks	$6,427	$146	4.58%	$5,761	$83	2.91%
Federal funds sold	9,191	221	4.85%	9,280	127	2.76%
Investment securities, available for sale	15,053	315	4.22%	21,284	300	2.84%
Loans	674,979	24,624	7.36%	615,133	20,020	6.56%

Sub-total earning assets	705,650	25,306	7.23%	651,458	20,530	6.36%
Other assets	30,083			30,799

Total assets	$735,733			$682,257

Liabilities and stockholders’ equity
Interest bearing deposits	$550,146	$10,451	3.83%	$499,167	$6,377	2.58%
Other borrowings	38,496	1,043	5.46%	40,572	908	4.51%

Sub-total interest bearing liabilities	588,642	11,494	3.94%	539,739	7,285	2.72%

Non-interest bearing deposits	58,409			63,337
Other liabilities	1,950			2,043
Stockholders’ equity	86,732			77,138

Total liabilities and stockholders’ equity	$735,733			$682,257

Net interest income		$13,812			$13,245

Net interest rate spread			3.29%			3.64%

Net interest margin on earning assets			3.95%			4.10%

Rate/Volume Analysis.  The following table analyzes net interest income in terms of changes in the volume of interest-earning assets and interest-bearing liabilities and changes in yields and rates. The table reflects the extent to which changes in the interest income and interest expense are attributable to changes in volume (changes in volume multiplied by prior year rate) and changes in rate (changes in rate multiplied by prior year volume). Changes attributable to the combined impact of volume and rate have been allocated proportionately to changes due to volume and changes due to rate (dollars in thousands):

	Six Months Ended 2006-2005
	Change in Interest Due to:
	Average	Average	Net
	Balance	Rate	Change

Assets
Interest-bearing deposits with banks	$15	$48	$63
Federal funds sold	(3)	97	94
Investment securities, available for sale	(135)	150	15
Loans	2,162	2,442	4,604

Total earning assets	$2,039	$2,737	$4,776

Liabilities
Interest bearing deposits	$943	$3,131	$4,074
Other borrowings	(58)	193	135

Total interest bearing liabilities	$885	$3,324	$4,209

Net interest income			$567

Net interest rate spread			(0.35)%

Net interest margin on earning assets			(0.15)%

Provision For Loan Losses

2006 Compared to 2005.  The provision for loan losses was $312,000 for the six month period ended June 30, 2006, compared to $743,000 for the same period in 2005, a decrease of $431,000 or 58% for the period. The required provision for loan losses is based on our internal analysis of the balance needed in our allowance for loan losses. This analysis is based upon management’s assessment of relevant factors, including types and amounts of non-performing loans, historical loss experience on such types of loans, and current economic conditions. The decrease in provision during 2006 was impacted by many factors including slower loan growth during the six months ended June 30, 2006 compared to the same period in 2005, net recoveries during the six months ended June 30, 2006 compared to modest net charge-offs during the same period in 2005 and partially offset by the increase in non-accrual loans at June 30, 2006 compared to June 30, 2005.

Non-Interest Income

2006 Compared to 2005.  Non-interest income excluding the impairment charge in 2005 was $440,000 for the six month period ended June 30, 2006, compared to $803,000 for the same period in 2005, a decrease of $363,000 or 45% for the six month period. The decrease was primarily due to the decrease in the gain on the sale of real estate owned and the gain on the sale of loans during the period. The decrease in the gain on the sale of real estate owned was due to the sale of three properties for a loss of $103,000 during the six months ended June 30, 2006, compared to the sale of two properties for a gain of $88,000 during the same period in 2005. The decrease in the gain on sale of loans was the result of decreased volume in residential lending activity during 2006.

During the second quarter of 2005, we recognized an other than temporary impairment charge of $696,000 on a single issue of FHLMC Preferred Stock. This security was sold during the third quarter of 2005.

Non-Interest Expense

2006 Compared to 2005.  Non-interest expense was $7,876,000 for the six month period ended June 30, 2006, compared to $7,797,000 for the same period in 2005, an increase of $79,000 or 1% for the six month period. The largest component of non-interest expense was salaries and employee benefits which amounted to $4,877,000 for the six month period ended June 30, 2006, compared to $4,646,000 for the same period in 2005, an increase of $231,000 or 5% for the six month period. The primary factor for the increase in salaries and benefits expense was the expansion of the retail banking department. As of June 30, 2006, the number of full time equivalent employees was 157 compared to 155 as of June 30, 2005.

The second largest component of non-interest expense was occupancy and equipment expense. Occupancy and equipment expense amounted to $1,225,000 for the six month period ended June 30, 2006, compared to $1,247,000 for the same period in 2005, a decrease of $22,000 or 2% for the six month period.

Income Tax Provision

2006 Compared to 2005.  Income tax expense was $2,062,000 for the six month period ended June 30, 2006, compared to $1,635,000 for the same period in 2005, an increase of $427,000 or 26% for the six month period. The increase was primarily a result of increased pre-tax income as the effective tax rate was stable.

Financial Condition at December 31, 2005

Assets.  Total assets at December 31, 2005 were $706,497,000 compared to $652,662,000 at December 31, 2004, an increase of $53,835,000 or 8%. The increase was primarily due to increases in loans.

Securities Available for Sale.  Total securities available for sale, at December 31, 2005 were $17,153,000 compared to $21,075,000 at December 31, 2004, a decrease of $3,922,000 or 19%. During 2005, we sold $4 million in securities and $12 million in securities were called or matured. Funds from the sale or call of securities were deployed into commercial loans at a higher yield. Our bank’s portfolio of securities available for sale has an amortized cost and a fair value of $17.2 million. The securities and their weighted average yield at December 31, 2005 are as follows (dollars in thousands):

	December 31, 2005
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

US Treasury securities	$16,665	$—	$(68)	$16,597
Mortgage backed securities	555	2	(1)	556

Totals	$17,220	$2	$(69)	$17,153

The entire portfolio has a net unrealized loss of $67,000. The unrealized loss is reflected by an adjustment to stockholders’ equity. We do not hold any securities in the “Held to Maturity” category nor do we hold or utilize derivatives.

Our bank recorded a loss on the sale of securities, available for sale on a single security that totaled $740,000 during 2005. This security was an issue of 80,000 shares of FHLMC preferred stock with a par value of $50 per share. Our bank purchased this equity security in March of 2001. The security carried an initial interest rate of 4.50% until March 31, 2002. Thereafter, the interest rate reprices annually on April 1 of each year to a rate equal to the 12 month LIBOR minus 20 basis points. Additionally, the dividend on this security is 70% tax deductible. This feature increases the effective yield significantly. As interest rates declined in 2002 and 2003, the yield on this security also declined.

During 2004, the market value of this security was negatively impacted by two primary factors. The first factor was the declining interest rate environment. Short term interest rates declined during 2002 and 2003 and began to increase during 2004. The yield on this security does not react immediately to shifts in interest rates because of the annual adjustment feature. The coupon on this security did not benefit from the rise in short term interest rates during 2004 due to the timing of the coupon reset date. As the next coupon reset date approached, the market value of this security had reacted positively. A repricing and market value table for selected dates is listed below:

	Rate	Market Value
		(Per share)

3/23/2001	4.50%	$50.00
4/1/2002	2.82%	$50.00
4/1/2003	1.14%	$50.00
4/1/2004	1.14%	$46.25
6/30/2004	1.14%	$46.05
9/30/2004	1.14%	$39.00
12/31/2004	1.14%	$38.00
2/28/2005	1.14%	$43.00

The second factor in the market value of this security has been the discovery of certain accounting irregularities at FHLMC and FNMA that have raised questions about the credit quality of these organizations. The timing of the decline in the market value of the security also coincided with the public announcement of these accounting irregularities that occurred.

According to SFAS 115 — Accounting for Certain Investments in Debt and Equity Securities, the characterization of a security with an other than temporary impairment is subjective but generally exists when an investor is unlikely to be able to collect all amounts due according to the contractual terms of the security. Other factors that suggest other than temporary impairment of a security would be the downgrading of the security by a rating agent or the deterioration of the financial condition of the issuer.

Management expected the market value of this security to continue to improve during 2005. When the value of this security did not increase as expected after the interest rate reset during the second quarter of 2005, we recognized an “Other Than Temporary Loss” of $696,000 on June 30, 2005. We recorded an additional loss of $44,000 as a result of the sale of the security on July 22, 2005.

Loans.  Total loans at December 31, 2005 were $657,037,000 compared to $587,562,000 at December 31, 2004, an increase of $69,475,000 or 12%. The components of the outstanding balances for the years ended December 31, are as follows (dollars in thousands):

	2005	2004	2003	2002	2001

Consumer loans	$35,041	$42,149	$25,200	$22,170	$18,773
Commercial, financial, & other	110,805	129,103	68,922	46,187	28,920
Commercial real estate construction	118,358	70,182	50,087	30,083	10,463
Commercial real estate mortgages	345,536	296,934	208,305	139,243	90,200
Residential real estate mortgages	47,297	49,194	48,444	29,839	32,536

	$657,037	$587,562	$400,958	$267,522	$180,892

During 2005, loans increased in most categories with stronger growth in commercial real estate construction and commercial real estate mortgages. The decline in consumer loans was primarily due to the increase in short term interest rates. This category is comprised primarily of home equity lines of credit. The increase during 2004 includes the acquisition of $67.1 million in loans from the acquisition of the Bank of Washtenaw.

Our bank expects the percentage of total commercial loans and residential real estate mortgages to increase as a percentage of the loan portfolio in 2006 via business development programs. Additionally, our bank expects the largest loan growth to occur in the commercial real estate mortgage category. These types of loans carry a relatively large average balance, produce more cross-selling opportunities and are typically well secured by real estate. Our bank believes that the higher level of risk that is also inherent with these types of loans is offset by our bank with high standards for credit quality and a well-seasoned group of commercial lenders.

A maturity and repricing schedule of the loan portfolio, which distributes fixed rate loans by maturity date and adjustable rate loans by repricing date at December 31, 2005 is listed below (dollars in thousands):

	Within	Three to	One to	After
	Three	Twelve	Five	Five
	Months	Months	Years	Years	Total

Consumer loans	$32,170	$593	$1,869	$338	$34,970
Commercial, financial, & other	91,622	5,051	29,214	4,427	130,314
Commercial real estate construction	93,387	—	11,127	2,778	107,292
Commercial real estate mortgages	62,985	19,239	241,583	12,745	336,552
Residential real estate mortgages	3,115	9,188	25,917	8,705	46,925

	$283,279	$34,071	$309,710	$28,993	656,053

Non-accrual loans					984

Total loans					$657,037

Loans at fixed interest rates	$5,661	$22,750	$282,861	$28,160	$339,432
Loans at variable interest rates	277,618	11,321	26,849	833	316,621

	$283,279	$34,071	$309,710	$28,993	656,053

Non-accrual loans					984

Total loans					$657,037

Variable rate loans comprise 48% of the loan portfolio. The interest rates of these loans change or reprice at specific intervals according to certain market indices. The remainder of the loan portfolio has a fixed interest rate until maturity.

Our bank automatically places any loan that has been partially charged-off and most consumer loan borrowers in bankruptcy proceedings on non-accrual. Our bank on a discretionary basis places loans on non-accrual when a borrower is in bankruptcy where adequate security cannot be demonstrated and the borrower ceases paying interest. All other loans are typically placed on non-accrual after the borrower is ninety days or more past due unless collection is expected within 60 days. Refer to Note C of the Notes to the Consolidated Financial Statements for additional information.

Allowance for Loan Losses.  The allowance for loan losses at December 31, 2005 was $6,808,000 compared to $5,884,000 at December 31, 2004, an increase of $924,000 or 16%. The increase was primarily to provide for the growth the loan portfolio during 2005. Transactions in the allowance for loan losses for the years ended December 31, are follows (dollars in thousands):

	2005	2004	2003	2002	2001

Balance, beginning of year	$5,884	$4,314	$2,875	$1,922	$1,252
Allowance on loans acquired	—	184	—	—	—
Charge-offs:
Consumer loans	112	31	38	32	43
Commercial, financial, & other	169	—	141	141	251
Commercial real estate construction	—	—	50	—	—
Commercial real estate mortgages	86	—	124	—	—
Residential real estate mortgages	—	100	—	—	—
Recoveries:
Consumer loans	37	12	13	9	32
Commercial, financial, & other	131	44	30	65	12
Commercial real estate construction	—	—	50	—	—
Commercial real estate mortgages	10	61	—	—	—
Residential real estate mortgages	32	—	—

Net charge-offs	157	14	260	99	250
Additions charged to operations	1,081	1,400	1,699	1,052	920

Balance at end of year	$6,808	$5,884	$4,314	$2,875	$1,922

Allowance to total loans	1.04%	1.00%	1.08%	1.07%	1.06%
Net Charge-offs to average loans	0.02%	0.00%	0.08%	0.04%	0.17%

The increase in the allowance for loan losses was based upon management’s assessment of relevant factors, including types and amounts of non-performing loans, historical and anticipated loss experience for our bank and for other banks in the peer group on such types of loans, the relevant change in the size and mix of our bank’s loan portfolio and current and projected economic conditions.

The allocation of the allowance for loan losses as at year end (dollars in thousands):

	Total
	2005	2004	2003	2002	2001

Consumer loans	$521	$551	$337	$282	$296
Commercial, financial, & other	1,901	1,653	972	660	578
Commercial real estate construction	1,371	976	639	312	6
Commercial real estate mortgages	2,700	2,302	1,899	1,344	828
Residential real estate mortgages	315	402	467	277	214

	$6,808	$5,884	$4,314	$2,875	$1,922

	Percent of Allowance for Loan Losses in Each Category
	to Total Allowance for Loan Losses
	2005	2004	2003	2002	2001

Consumer loans	7.65%	9.37%	7.81%	9.81%	15.40%
Commercial, financial, & other	27.92%	28.09%	22.53%	22.96%	30.07%
Commercial real estate construction	20.14%	16.59%	14.81%	10.85%	0.31%
Commercial real estate mortgages	39.66%	39.12%	44.02%	46.75%	43.08%
Residential real estate mortgages	4.63%	6.83%	10.83%	9.63%	11.13%

	100.00%	100.00%	100.00%	100.00%	100.00%

	Percent of Loans in Each Category to Total Loans
	2005	2004	2003	2002	2001

Consumer loans	5.33%	7.17%	6.27%	8.29%	10.38%
Commercial, financial, & other	16.86%	21.97%	17.22%	17.26%	15.99%
Commercial real estate construction	18.01%	12.30%	12.55%	11.25%	5.78%
Commercial real estate mortgages	52.60%	50.54%	51.92%	52.05%	49.86%
Residential real estate mortgages	7.20%	8.02%	12.04%	11.15%	17.99%

	100.00%	100.00%	100.00%	100.00%	100.00%

Bank Premises and Equipment.  Bank premises and equipment at December 31, 2005 were $13,792,000 compared to $13,124,000 at December 31, 2004, an increase of $668,000 or 5%. The increase was mainly due to upgrades in technology instituted throughout our bank and the purchase of land adjacent to the Dearborn Heights office. The land was purchased during 2005 and developed into a parking lot in order to provide convenient parking for our bank’s customers.

Real Estate Owned.  Real estate owned at December 31, 2005 was $663,000, compared to $138,000 at December 31, 2004, a increase of $525,000 or 380%. Real estate owned at December 31, 2005 is comprised of three residential properties with an appraised value of $782,000.

Goodwill and Other Intangible Assets.  Goodwill and other intangible assets were $7,764,000 at December 31, 2005, compared to $7,982,000 at December 31, 2004, a decrease of $218,000 of 3%. Our bank has intangible assets for the estimated value of core deposit accounts and borrower relationships acquired in the acquisition of the Bank of Washtenaw. The intangible values represent the present value of the net revenue streams attributable to these intangibles. The core deposit intangible was valued at $929,000 and is being amortized over a period of ten years. The borrow relationship intangible was valued to $1,620,000 and is being amortized over a period of 17 years. At December 31, 2005, the core deposit intangible and borrower relationship intangible amounted to $748,000 and $1,543,000, respectively.

The balance of the acquisition price in excess of the fair market value of the assets and liabilities acquired, including intangible assets, was recorded as goodwill and totaled $5.5 million. Goodwill is defined as an intangible asset with an indefinite useful life, and as such, is not amortized, but is required to be tested annually for impairment of the value. If impaired, an impairment loss must be recorded for the value equal to the excess of the asset’s carrying value over its fair value. There was no impairment at December 31, 2005

Accrued Interest Receivable.  Accrued interest receivable at December 31, 2005 was $2,586,000 compared to $1,889,000 at December 31, 2004, an increase of $697,000 or 37%. The increase was primarily due to increase in the size an yield of the loan portfolio.

Other Assets.  Other assets at December 31, 2005 were $2,521,000 compared to $3,093,000 at December 31, 2004, a decrease of $572,000 or 18%. The decrease was largely due to a decrease in our deferred tax asset.

Deposits.  Total deposits at December 31, 2005 were $582,438,000 compared to $540,880,000 at December 31, 2004, an increase of $41,558,000 or 8%. The components of the outstanding balances and percentage increase in deposits from 2004 to 2005 are as follows (dollars in thousands):

	December 31, 2005		December 31, 2004		Percent
	Balance	Percent	Balance	Percent	Increase/(Decrease)

Non-interest bearing:
Demand	$59,652	10.24%	$63,065	11.66%	(5.41)%

Interest bearing:
Checking	13,413	2.30%	15,400	2.85%	(12.90)%
Money market	26,514	4.55%	54,957	10.16%	(51.76)%
Savings	69,503	11.93%	83,773	15.49%	(17.03)%
Time, under $100,000	151,038	25.94%	124,448	23.01%	21.37%
Time, $100,00 and over	262,318	45.04%	199,237	36.84%	31.66%

	522,786	89.76%	477,815	88.34%	9.41%

Total deposits	$582,438	100.00%	$540,880	100.00%	7.68%

The increase in deposits was primarily due to growth in time deposits. During 2005, our bank completed an annual birthday celebration in March, four time deposit promotions and one promotion that introduced the Bank’s High Performance Savings product. Management developed these campaigns in order to increase liquidity and diversify our bank’s deposit mix.

In addition to these deposit campaigns, our bank has enacted a strategy to utilize public funds to a higher degree, in the form of time deposits, $100,000 and over, in the State of Michigan. Our bank also began to utilize brokered deposits as a source of funds. In order to coordinate and manage these efforts, our bank has also designated a public funds officer. Public funds at December 31, 2005 were $86.2 million compared to $92.9 million at December 31, 2004. There were 28 and 35 entities with public funds on deposit at December 31, 2005 and December 31, 2004, respectively. The average term of time deposits invested with our bank by public units was 95 and 183 days at December 31, 2005 and 2004, respectively. Brokered deposits were $45.1 million with an average rate of 3.79% at December 31, 2005, compared to $19.2 million with an average rate of 2.85% at December 31, 2004.

Final maturities of total time deposits are as follows (dollars in thousands):

	$100,000	Less Than
	and Over	$100,000	Total

Due in three months or less	$87,502	$27,803	$115,305
Due in over three months through six months	45,996	20,733	66,729
Due in over six months through one year	65,824	61,768	127,592
Due in over one year through five years	62,996	40,734	103,730

	$262,318	$151,038	$413,356

The following is a summary of the distribution and weighted average interest rate of deposits at December 31, (dollars in thousands):

	2005		2004
		Weighted		Weighted
		Average		Average
	Amount	Rate	Amount	Rate

Non-interest bearing:
Demand	$59,652	—	$63,065	—

Interest bearing:
Checking	$13,413	1.01%	$15,400	1.44%
Money market	26,514	2.43%	54,957	1.94%
Savings	69,503	1.90%	83,773	1.00%
Time, under $100,000	151,038	3.70%	124,448	2.73%
Time, $100,000 and over	262,318	3.90%	199,237	2.64%

	522,786		477,815

	$582,438		$540,880

Our bank continues a strategy of shifting maturing time deposits into other savings products. In addition, our bank continued to enact a strategy to utilize municipal and brokered deposits to a greater degree. Management believes that the weighted average rate of deposits will continue to increase during 2006.

Federal Home Loan Bank Advances.  Federal Home Loan Bank advances at December 31, 2005 amounted to $25,588,000 compared to $20,614,000 at December 31, 2004, an increase of $4,974,000. This increase is primarily due to our bank borrowing a three year Federal Home Loan Bank advance in the amount of $5,000,000 with a rate of 4.43% that matures in 2008.

In 1999, our bank joined the Federal Home Loan Bank of Indianapolis. Membership in the Federal Home Loan Bank provides our bank with a stable source of additional funding at a reasonable cost. Federal Home Loan Bank advances are collateralized with a blanket collateral agreement with the Federal Home Loan Bank and investment securities, available for sale. Please refer to Note I of the Notes to the Consolidated Financial Statements for additional information.

Other Borrowings.  Other borrowings were $1,615,000 at December 31, 2005 compared to $4,115,000 at December 31, 2004, a decrease of $2,500,000 or 61%. These borrowings were comprised of several repurchase agreements that were acquired in the 2004 acquisition of the Bank of Washtenaw. These repurchase agreements are secured by securities held by our bank.

Other Liabilities.  Other liabilities were $960,000 at December 31, 2005 compared to $1,342,000 at December 31, 2004, a decrease of $382,000 or 28%. The decrease was primarily due to a decrease in accrued expenses.

Accrued Interest Payable.  Accrued interest payable at December 31, 2005 was $1,683,000 compared to $1,107,000 at December 31, 2004, an increase of $576,000 or 52%. The increase was due to the increase in deposits during 2005.

Subordinated Debentures.  On December 19, 2002, we issued $10,000,000 of floating rate obligated mandatory redeemable securities through a special purpose entity as part of a pooled offering. The securities have a term of thirty years. We may redeem the securities after five years at face value. They are considered to be Tier 1 Capital for regulatory capital purposes. The funds from the issue of these securities were invested into securities available for sale until they can be invested into our bank to allow for additional growth.

Results of Operations For the Years Ended December 31, 2005 and 2004 and 2003.

2005 Compared to 2004.  We reported net income of $7,510,000 in 2005 compared to $5,509,000 in 2004, an increase of $2,001,000 or 36%. The increase in net income was primarily due to an increase in net interest income, partially offset by a decrease in other income and increases in non-interest expense. The decrease in other income was primarily due to the write-down and subsequent sale of a single security. The increase in non-operating expense was primarily due to increases in salaries and employee benefits and occupancy and equipment expense.

2004 Compared to 2003.  We reported net income of $5,509,000 in 2004 compared to $3,521,000 in 2003, an increase of $1,988,000 or 56%. The increase in net income was primarily due to an increase in net interest income, partially offset by a decrease in the gain on sale of loans and increases in salaries and employee benefits.

Net Interest Income

2005 Compared to 2004.  Net interest income for the period ended December 31, 2005 was $27,452,000 compared to $20,381,000 for the period ended December 31, 2004, an increase of $7,071,000 or 35%. The increase in net interest income was primarily due to increases in the volume of interest earning assets and interest bearing liabilities. The net interest rate spread decreased to 3.63% in 2005 from 3.69% in 2004, a decrease of 6 basis points. The decrease in the net interest rate spread was due to liability costs increasing faster than asset yields. Additionally, our bank has improved its asset mix by deploying a larger proportionate share of its funds into loans. The increase in the cost of deposits was primarily due to the repricing of our time deposits. Our net interest margin increased to 4.14% in 2005 from 4.04% in 2004.

Average interest earning assets grew by $158.8 million between the periods while interest bearing liabilities grew by $124.2 million. While management is continually reviewing spreads and margins, future increases in the net interest margin are primarily expected from volume growth in the higher yielding loan portfolio and the diversification of our deposit structure. The primary sources of funding for the expected growth in the loan portfolio will be excess cash and cash equivalents, deposit growth and the deployment of funds from the sale of securities available for sale. During 2006, we are expecting the net interest rate spread and net interest rate margin to decrease slightly as a result of increasing deposit costs.

2004 Compared to 2003.  Net interest income for the period ended December 31, 2004 was $20,381,000 compared to $14,933,000 for the period ended December 31, 2003, an increase of $5,448,000 or 36%. Our net interest income was primarily due to increases in the volume of interest earning assets and interest bearing liabilities. Our net interest rate spread increased to 3.69% in 2004 from 3.63% in 2003, an increase of 6 basis points. The increase in the net interest rate spread was primarily due to the volume of interest earning assets and interest bearing liabilities. Additionally, our bank has improved its asset mix by deploying a larger proportionate share of its funds into loans. The decrease in the cost of deposits was primarily due to the repricing of our bank’s time deposits into other deposit products at a lower interest rate. Our net interest margin increased to 4.04% in 2004 from 3.97% in 2003.

Average Balances, Interest Rates and Yields.  Net interest income is affected by the difference (“interest rate spread”) between rates of interest earned on interest earning assets and rates of interest paid on interest bearing liabilities and the relative amounts of interest bearing liabilities and interest earning assets. When the total of interest earning assets approximates or exceeds the total of interest bearing liabilities, any positive interest rate spread will generate net interest income. Financial institutions have traditionally used interest rate spreads as a measure of net interest income. Another indication of an institution’s net interest income is its “net yield on interest earning assets” or “net interest margin,” which is net interest income divided by average interest earning assets.

The following table sets forth certain information relating to our consolidated average interest earning assets and interest bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average daily balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, non-accruing loans, if any, are included in the net loan category (dollars in thousands):

	Year Ended December 31, 2005			Year Ended December 31, 2004
	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate

Assets
Interest bearing deposits with banks	$3,675	$111	3.02%	$9,305	$129	1.39%
Federal funds sold	7,783	242	3.11%	10,602	161	1.52%
Securities, available for sale	19,673	598	3.04%	23,122	460	1.99%
Loans	631,491	42,904	6.79%	460,840	29,040	6.30%

Sub-total earning assets	662,622	43,855	6.62%	503,869	29,790	5.91%
Other assets	30,220			19,715

Total assets	$692,842			$523,584

Liabilities and stockholders’ equity

Interest bearing deposits	$506,228	$14,427	2.85%	$393,004	$8,013	2.04%
Other borrowings	41,564	1,976	4.75%	30,634	1,396	4.56%

Sub-total interest bearing liabilities	547,792	16,403	2.99%	423,638	9,409	2.22%

Non-interest bearing deposits	63,164			45,456
Other liabilities	2,305			2,339
Stockholders’ equity	79,581			52,151

Total liabilities and stockholders’ equity	$692,842			$523,584

Net interest income		$27,452			$20,381

Net interest rate spread			3.63%			3.69%

Net interest margin on earning assets			4.14%			4.04%

	Year Ended December 31, 2003
	Average		Average
	Balance	Interest	Rate

Assets
Interest bearing deposits with banks	$13,667	$153	1.12%
Federal funds sold	11,764	125	1.06%
Securities, available for sale	21,033	522	2.48%
Loans	329,720	22,764	6.90%

Sub-total earning assets	376,184	23,564	6.26%
Other assets	20,988

Total assets	$397,172

Liabilities and stockholders’ equity

Interest bearing deposits	$297,103	$7,212	2.43%
Other borrowings	30,697	1,419	4.62%

Sub-total interest bearing liabilities	327,800	8,631	2.63%

Non-interest: bearing deposits	35,311
Other liabilities	1,456
Stockholders’ equity	32,605

Total liabilities and stockholders’ equity	$397,172

Net interest income		$14,933

Net interest rate spread			3.63%

Net interest margin on earning assets			3.97%

Rate/Volume Analysis.  The following table analyzes net interest income in terms of changes in the volume of interest-earning assets and interest-bearing liabilities and changes in yields and rates. The table reflects the extent to which changes in the interest income and interest expense are attributable to changes in volume (changes in volume multiplied by prior year rate) and changes in rate (changes in rate multiplied by prior year volume). Changes attributable to the combined impact of volume and rate have been allocated proportionately to changes due to volume and changes due to rate (dollars in thousands):

	December 31, 2005 to 2004			December 31, 2004 to 2003
	Change in Interest Due to:			Change in Interest Due to:
	Average	Average	Net	Average	Average	Net
	Balance	Rate	Change	Balance	Rate	Change

Assets
Interest bearing deposits with banks	$(94)	$76	$(18)	$(60)	$36	$(24)
Federal funds sold	(3)	84	81	(18)	54	36
Securities, available for sale	14	124	138	42	(104)	(62)
Loans	12,728	1,136	13,864	8,263	(1,987)	6,276

Total earning assets	$12,645	$1,420	$14,065	$8,227	$(2,001)	$6,226

Liabilities
Interest bearing deposits	$4,820	$1,594	$6,414	$1,955	$(1,154)	$801
Other borrowings	550	30	580	(3)	(20)	(23)

Total interest bearing liabilities	$5,370	$1,624	$6,994	$1,952	$(1,174)	$778

Net interest income			$7,071			$5,448

Net interest rate spread			(0.06)%			0.06%

Net interest margin on earning assets			0.10%			0.07%

Provision For Loan Losses

2005 Compared to 2004.  The provision for loan losses was $1,081,000 in 2005, compared to $1,400,000 in 2004, a decrease of $319,000 or 23%. The decrease was primarily due to slightly lower loan growth and slightly improved asset quality during 2005. While net charge-offs increased to $157,000 in 2005 from $14,000 in 2004, non-performing loans declined from $3,099,000 at December 31, 2004 to $1,173,000 at December 31, 2005. The provision for loan losses is based upon management’s assessment of relevant factors, including types and amounts of non-performing loans, historical and anticipated loss experience on such types of loans, the relevant change in the size and mix of the loan portfolio and current and projected economic conditions.

2004 Compared to 2003.  The provision for loan losses was $1,400,000 in 2004, compared to $1,699,000 in 2003, a decrease of $299,000 or 18%. The decrease was primarily due to slightly lower loan volume and lower net charge-offs during 2004.

Non-Interest Income

2005 Compared to 2004.  Non-interest income was $722,000 in 2005, compared to $1,332,000 in 2004, a decrease of $610,000 or 46%. The decrease was primarily due to a write-down and subsequent loss on the sale of a single issue of FHLMC preferred stock. A $696,000 write-down, and a $44,000 loss on the sale of the FHLMC preferred stock were recognized during 2005. Non-interest income excluding the write-down and subsequent sale of the FHLMC preferred stock was $1,462,000, which would be an increase of $130,000 or 10% from 2004. Management expects that non-interest income will continue to increase during 2006.

2004 Compared to 2003.  Non-interest income was $1,332,000 in 2004, compared to $2,829,000 in 2003, a decrease of $1,497,000 or 53%. The decrease was primarily due to a decrease in the gain on the sale of loans. The decrease in the gain on the sale of loans was due to the decline in the level of refinancing activity during 2004. Loans sold were $41.6 and $137.6 million in 2004 and 2003, respectively.

Non-Interest Expense

2005 Compared to 2004.  Non-interest expense was $15,716,000 in 2005 compared to $11,967,000 in 2004, an increase of $3,749,000 or 31%. The largest component of the change in non-interest expense was salaries and employee benefits which amounted to $9,366,000 in 2005. In 2004, salaries and employee benefits were $7,722,000. The primary factors for the increase in salaries and employee benefits expense was the first full year of operations of the three branch offices that our bank acquired as a result of the Bank of Washtenaw acquisition in October of 2004. As of December 31, 2005, the number of full time equivalent employees was 151 as compared to 139 as of December 31, 2004. Anticipated growth during 2006 will require additional staff throughout most areas of our bank.

The second largest component of the change in non-interest expense was occupancy and equipment expense, which amounted to $2,528,000 in 2005. In 2004, occupancy and equipment expense amounted to $1,582,000. Primary factors in the increase were the first full year of operations at our bank’s Operations Center and at the three branch offices that were acquired as a result of the Bank of Washtenaw acquisition. Additionally, various technology investments were made throughout our bank.

2004 Compared to 2003.  Non-interest expense was $11,967,000 in 2004 compared to $10,735,000 in 2003, an increase of $1,232,000 or 11%. The largest component of the change in non-interest expense was salaries and employee benefits which amounted to $7,722,000 in 2004. In 2003, salaries and employee benefits were $6,231,000. The primary factors for the increase in salaries and employee benefits expense was the first full year of operations of the full service branch office in Southgate, Michigan and a regional lending center in Auburn Hills, Michigan and the impact of the acquisition of the Bank of Washtenaw in October of 2004. As of December 31, 2004, the number of full time equivalent employees was 139 as compared to 119 as of December 31, 2003.

The second largest component of the change in non-interest income was occupancy and equipment expense, which amounted to $1,582,000 in 2004. In 2003, occupancy and equipment expense was $1,377,000. The primary factor in the increase was the first full year of operations of a full service branch office in Southgate, Michigan and a regional lending center in Auburn Hills, Michigan and impact of the addition of three branches offices from the acquisition of the Bank of Washtenaw in October of 2004.

  Income Tax Provision

2005 Compare to 2004.  The income tax expense was $3,867,000 in 2005 compare to $2,837,000 in 2004, an increase of $1,030,000 or 36%. The increase was primarily due to the increase in income before federal tax as the effective tax rate remained stable. Refer to Note K of the Notes to Consolidated Financial Statements for additional information.

2004 Compare to 2003.  The income tax expense was $2,837,000 in 2004 compared to $1,807,000 in 2003, an increase of $1,030,000 or 57%. The increase was primarily due to the increase in income before federal income tax. Refer to Note K of the Notes to Consolidated Financial Statements for additional information.

Liquidity

Liquidity refers to readily available funds to meet the needs of borrowers and depositors. Levels of liquidity are closely monitored in conjunction with loan funding requirements and deposit outflows. Adequate liquidity protects institutions from raising funds under duress at excessive expense and provides a necessary cushion for occasional unpredictable aberrations in demand. While adequate liquidity is imperative, excessive liquidity in lower yielding cash investments or other easily marketable assets reduces potential interest income. Thus, an appropriate balance must be maintained to protect the institution and at the same time, prudently maximize income opportunities. Sources of liquidity from both assets and liabilities include federal funds sold, securities available for sale, loan repayments, core deposits, Federal Home Loan Bank advances and a federal funds purchase credit facility.

The following tables provide information about our bank’s contractual obligations and commitments at June 30, 2006 and December 31, 2005 (dollars in thousands):

At June 30, 2006

Contractual Obligations

	Payments Due By Period
	Less Than	1-3	3-5	Over 5
	1 Year	Years	Years	Years	Total

Securities sold under agreements to repurchase	$310	$—	$—	$—	$310
Certificates of deposit	299,298	49,463	28,334	—	377,095
Long-term borrowings	34,500	15,588	—	—	50,088
Lease commitments	559	909	758	135	2,361
Subordinated debentures	—	—	—	10,000	10,000

Totals	$334,667	$65,960	$29,092	$10,135	$439,854

Unused Loan Commitments and Letters of Credit

	Amount of Commitment Expiration per Period
	Less Than	1-3	3-5	Over 5
	1 Year	Years	Years	Years	Total

Unused loan commitments	$135,543	$36,483	$4,307	$23,761	$200,094
Standby letters of credit	2,653	6,018	—	—	8,671

Totals	$138,196	$42,501	$4,307	$23,761	$208,765

At December 31, 2005

Contractual Obligations

	Payments Due By Period
	Less Than	1-3	3-5	Over 5
	1 Year	Years	Years	Years	Total

Securities sold under agreements to repurchase	$1,615	$—	$—	$—	$1,615
Certificates of deposit	309,626	87,235	16,495	—	413,356
Long-term borrowings	10,027	15,561	—	—	25,588
Lease commitments	620	935	818	297	2,670
Subordinated debentures	—	—	—	10,000	10,000

Totals	$321,888	$103,731	$17,313	$10,297	$453,229

Unused Loan Commitments and Letters of Credit

	Amount of Commitment Expiration per Period
	Less Than	1-3	3-5	Over 5
	1 Year	Years	Years	Years	Total

Unused loan commitments	$121,707	$23,089	$4,228	$28,715	$177,739
Standby letters of credit	2,159	5,839	992	—	8,990

Totals	$123,866	$28,928	$5,220	$28,715	$186,729

Capital

Stockholders’ equity at December 31, 2005 was $84,213,000 compared to $74,604,000 as of December 31, 2004, an increase of $9,609,000 or 13%. Capital increased during 2005 primarily due to net income during 2005.

At December 31, 2005 and 2004, we exceeded all applicable regulatory capital requirements as described in Note N of the Notes to the Consolidated Financial Statements.

In December, 2002, we, through Dearborn Bancorp Trust I (“the trust”), issued $10,000,000 of subordinated debentures. Substantially all of the net proceeds were ultimately contributed to our bank as capital and were used to support anticipated growth in assets, fund investments in loans and securities, and for general corporate purposes. Although not part of stockholders’ equity, the trust preferred securities are considered, subject to certain limitations, a component of capital for purposes of calculating regulatory capital ratios. As of June 30, 2006, $10,000,000 of trust preferred securities were included as Tier I capital.

We are subject to regulatory capital requirements administered by the State of Michigan and federal banking agencies. Failure to meet the various capital requirements can initiate regulatory action that could have a direct material effect on our financial condition and results of operations. Since our bank commenced operations, both the company and our bank have been categorized as “Well Capitalized,” the highest classification contained within the banking regulations. See “Capitalization” and Note N of the Notes to Consolidated Financial Statements included herein.

Our bank’s ability to pay cash and stock dividends is subject to limitations under various laws and regulations and to prudent and sound banking practices. We most recently declared a 5% stock dividend on May 17, 2006 which was paid on June 16, 2006 to holders of records as of June 2, 2006. We have not paid cash dividends on our common stock since formation in 1992, and we currently have no intentions of doing so in the foreseeable future.

Qualitative and Quantitative Disclosure Market Risk

Our primary market risk exposure is interest rate risk and, to a lesser degree, liquidity risk. All of our transactions are denominated in U.S. dollars with no specific foreign exchange exposure. We have no agricultural-related loan assets and therefore has no significant exposure to changes in commodity prices. Any impact that change foreign exchange rates or commodity prices would have on interest rates are assumed to be insignificant. Interest rate risk is the exposure of our financial condition to adverse movements in interest rates. We derive our income primarily from the excess of interest collected on our interest-earning assets over the interest paid on our interest-bearing liabilities. The rates of interest earned on the assets and owed on our liabilities generally are established contractually for a period of time. Since market interest rates change over time, we are exposed to lower profitability if we cannot adapt to interest rate changes. Accepting interest rate risk can be an important source of profitability and stockholder value; however, excessive levels of interest rate risk could pose a significant threat to our earnings and capital base. Accordingly, effective risk management that maintains interest rate risk at prudent levels is essential to our safety and soundness.

Interest Rate Sensitivity Analysis.  Our bank has sought to manage our exposure to changes in interest rates by matching the effective maturities or repricing characteristics of our interest-earning assets and interest-bearing liabilities. The matching of the assets and liabilities may be analyzed by examining the extent to which the assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on net interest income.

An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If our assets mature or reprice more quickly or to a greater extent than our liabilities, our net portfolio vale and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If our assets mature or reprice more slowly or to a lesser extent than our liabilities, our net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates.

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are “interest rate sensitive” and by monitoring an institution’s interest rate sensitivity “gap.” An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. The interest rate sensitivity “gap” is the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. During a period of rising interest rates, a negative gap would be expected to adversely affect net interest income while a positive gap would be expected to result in an increase in net interest income, while conversely during a period of declining interest rates, a negative gap would be expected to result in an increase in net interest income and a positive gap would be expected to adversely affect net interest income.

Different types of assets and liabilities with the same or similar maturities may react differently to changes in overall market rates or conditions, and thus changes in interest rates may affect net interest income positively or negatively even if an institution were perfectly matched in each maturity category. Additionally, the gap analysis does not consider the many factors as banking interest rates move. While the interest rate sensitivity gap is a useful measurement and contributes toward effective asset and liability management, it is difficult to predict the effect of changing interest rates solely on that measure, without accounting for alterations in the maturity or repricing characteristics of the balance sheet that occur during changes in market interest rates. During periods of rising interest rates, our assets tend to have prepayments that are slower than those in an interest rate sensitivity gap and would increase the negative gap position. Conversely, during a period of declining interest rates, our assets would tend to prepay faster than originally expected thus decreasing the negative gap position. In addition, some of our assets, such as adjustable rate mortgages, have caps on the amount by which their interest rates can change in any single period, and therefore may not reprice as quickly as liabilities in the same maturity category.

The following table sets forth the amounts of interest earning assets and interest bearing liabilities outstanding at June 30, 2006, and December 31, 2005, which are expected to mature or reprice in each of the time periods shown below (dollars in thousands):

	Interest Rate Sensitivity Period
	1-90	91-365	1-5	Over
At June 30, 2006	Days	Days	Years	5 Years	Total

Earning assets
Federal funds sold	$8,520	$—	$—	$—	$8,520
Interest bearing deposits with Banks	107	—	—	—	107
Mortgage loans held for sale	1,174	—	—	—	1,174
Securities available for sale	4,057	20,534	1,979	468	27,038
Federal Home Loan Bank stock	1,293	—	—	—	1,293
Total loans, net of non-accrual	260,659	45,029	351,671	34,711	692,070

Total earning assets	275,810	65,563	353,650	35,179	730,202
Interest bearing liabilities
Total interest bearing deposits	263,048	163,688	125,558	—	552,294
Federal Home Loan Bank advances	—	10,000	15,588	—	25,588
Federal funds purchased	24,500	—			24,500
Other Borrowings	310	—	—	—	310
Subordinated debentures	10,000	—	—	—	10,000

Total interest bearing liabilities	297,858	173,688	141,146	—	612,692

Net asset (liability) funding gap	(22,048)	(108,125)	212,504	35,179	$117,510

Cumulative net asset (liability) funding gap	$(22,048)	$(130,173)	$82,331	$117,510

	Interest Rate Sensitivity Period
	1-90	91-365	1-5	Over
At December 31, 2005	Days	Days	Years	5 Years	Total

Earning assets
Federal funds sold	$2,268	$—	$—	$—	$2,268
Interest bearing deposits with Banks	69	—	—	—	69
Mortgage loans held for sale	1,041	—	—	—	1,041
Securities available for sale	5,695	6,936	3,974	548	17,153
Federal Home Loan Bank stock	1,293	—	—	—	1,293
Total loans, net of non-accrual	283,279	34,071	309,710	28,993	656,053

Total earning assets	293,645	41,007	313,684	29,541	677,877
Interest bearing liabilities
Total interest bearing deposits	224,735	194,321	103,730	—	522,786
Federal Home Loan Bank advances	—	10,000	15,588	—	25,588
Other Borrowings	1,615	—	—	—	1,615
Trust preferred securities	10,000	—	—	—	10,000

Total interest bearing liabilities	236,350	204,321	119,318	—	559,989

Net asset (liability) funding gap	57,295	(163,314)	194,366	29,541	$117,888

Cumulative net asset (liability) funding gap	$57,295	$(106,019)	$88,347	$117,888

The second interest rate measurement used is commonly referred to as net income simulation analysis. We believe that this methodology provides a more accurate measurement of interest rate risk than gap analysis. The simulation model assesses the directions and magnitude of variations in net interest income resulting from potential changes in market interest rates. Key assumptions in the model include prepayment speeds on various loan and investment assets; cash flows and maturities of interest-sensitive assets and liabilities; and changes in market conditions impacting loan and deposit volume and pricing. These assumptions are inherently uncertain, subject to fluctuation and revision in a dynamic environment; therefore, the model cannot precisely estimate net interest income or exactly predict the impact of higher or lower inters rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes, changes in market conditions and our strategies, among other factors.

We conducted an interest rate simulation as of June 30, 2006 and December 31, 2005, that assumed a gradual change in market rates occurred over the following twelve months. The following table reflects the suggested impact on net interest income over the next twelve months (dollars in thousands):

At June 30, 2006	Change in Net Interest Income
Interest Rate Change	Amount	Percent

+ 300 Basis Points	$778	8.03%
+ 200 Basis Points	540	5.57%
+ 100 Basis Points	252	2.60%
− 100 Basis Points	156	1.61%
− 200 Basis Points	293	3.02%
− 300 Basis Points	387	3.99%

At December 31, 2005	Change in Net Interest Income
Interest Rate Change	Amount	Percent

+ 300 Basis Points	$1,224	13.14%
+ 200 Basis Points	882	9.47%
+ 100 Basis Points	423	4.54%
− 100 Basis Points	(448)	(4.81)%
− 200 Basis Points	(1,022)	(10.97)%
− 300 Basis Points	(1,988)	(21.34)%

BUSINESS

Overview

We are a single bank holding company headquartered in Dearborn, Michigan and own Community Bank of Dearborn, our principal operating subsidiary. We were incorporated in September 1992 under the laws of the State of Michigan. Our bank, which commenced business in February 1994, is a full service community bank and together with its subsidiaries, is focused on serving small- to medium-sized businesses, professionals and households from thirteen offices located in Wayne, Macomb and Oakland and Washtenaw Counties, Michigan. We provide a wide range of business and personal banking services, including checking and savings accounts, money market accounts, certificates of deposit, travelers’ checks, money orders, safe deposit boxes, and commercial, mortgage and consumer loans.

We also operate several non-bank subsidiaries. In August 1997, we introduced Community Bank Insurance Agency, Inc., a wholly-owned subsidiary of our bank, which primarily functions as a sales agent for our own insurance policies and holds a minority interest in a title insurance company which allows us to offer title insurance to our customers. In May 2001, we formed Community Bank Mortgage, Inc., a wholly-owned subsidiary of our bank, to increase the profitability and efficiency of our bank’s mortgage loan function. In March 2002, we formed Community Bank Audit Services, Inc., a wholly-owned subsidiary of our bank, which provides internal audit and compliance consulting to other small community banks.

On October 29, 2004, we acquired the Bank of Washtenaw (“Washtenaw”), a wholly owned subsidiary of Pavilion Bancorp, Inc. for $15.1 million in cash. The assets and liabilities of the Bank of Washtenaw at acquisition and net income derived from those assets and liabilities since the acquisition have been consolidated into the bank. Washtenaw, which was founded in January 2001, has an office in Saline, Michigan and two offices in Ann Arbor, Michigan.

To date, we have raised capital from a private placement of common stock in 1993, a rights offering in 1996, an initial public offering in 1998, the issuance of cumulative trust preferred securities in 2002 and a secondary public offering in 2004.

Pending Acquisition of Fidelity Financial Corporation of Michigan

On September 14, 2006, we announced the execution of a definitive merger agreement to acquire Fidelity. Fidelity is a bank holding company headquartered in Birmingham, Michigan and is the parent of Fidelity Bank. Under the terms of the merger agreement, we will acquire 100% of the outstanding shares of common stock of Fidelity in exchange for $70.5 million in cash subject to adjustments in the event that stockholders’ equity of Fidelity exceeds or falls below specified amounts. We intend to merge Fidelity with and into the company. At June 30, 2006, Fidelity had assets of $251 million, deposits of $217 million, loans of $185 million and stockholders’ equity of $29 million. Fidelity operates seven branches and one loan production office in Oakland County, Michigan. We expect to receive regulatory approval of the transaction from the Federal Reserve Board in the fourth quarter of 2006. We expect to complete the acquisition in January 2007, subject to closing conditions as set forth below.

Based on data available from the FDIC as of June 30, 2006, Fidelity’s total deposits ranked 15th among financial institutions in Oakland County, Michigan. Assuming completion of our acquisition of Fidelity, our total deposits will rank 11th among financial institutions in our pro forma four-county market area (excluding the City of Detroit). Fidelity’s deposit mix consisted of approximately 90% core deposits as of June 30, 2006. In addition, Fidelity had a loan to deposit ratio of approximately 86% as of June 30, 2006, and an in-house lending limit of $3 million as of that date.

Simultaneous with the effective date of the merger, we intend to consolidate Fidelity’s wholly owned subsidiary bank, Fidelity Bank with our wholly owned subsidiary bank, Community Bank of Dearborn.

The merger agreement contains a number of conditions to the obligations of Fidelity and us to complete the merger, which must be satisfied as of the closing date, including, but not limited to, the following:

•	approval of the merger agreement by Fidelity shareholders;

•	receipt of all required regulatory approvals of the merger;

•	accuracy of each party’s representations and warranties as of the closing date;

•	compliance in all material respects by each party with its respective agreements and covenants required to be performed by the merger agreement prior to the closing date;

•	receipt of legal opinions; and

•	neither party shall be subject to any order, decree or injunction that enjoins or prohibits the consummation of the merger.

In addition to the conditions listed above, our obligation to complete the merger is subject to the satisfaction of certain conditions, including, but not limited to, the following:

•	obtaining and closing on financings including this offering in amounts and terms acceptable to us;

•	two executive officers of Fidelity shall have entered into employment agreements with us; and

•	a limited indemnification agreement shall be executed by Fidelity shareholders.

The merger agreement may be terminated in the following manner:

By Mutual Consent.  The merger agreement may be terminated and the merger abandoned at any time upon the mutual consent of Fidelity and us.

By Either Party.  The merger agreement may be terminated and the merger abandoned at any time prior to the effective date by either Fidelity or us if:

•	the merger is not consummated by January 31, 2007;

•	the approval of the merger agreement by Fidelity shareholders is not obtained;

•	any of the conditions to our obligations or the obligations of Fidelity have not been met or waived by the other party; or

•	the occurrences of a fiduciary event (as defined in the merger agreement).

We may terminate the merger agreement if Fidelity receives a rating lower than satisfactory under the Community Reinvestment Act or if there occurs an event which causes or is likely to cause a material adverse effect (as defined in the merger agreement ) on Fidelity.

If Fidelity terminates the merger agreement due to (i) Fidelity accepting an acquisition proposal or superior proposal (as defined in the merger agreement), (ii) the shareholders of Fidelity fail to approve the merger agreement after an acquisition proposal or superior proposal has been communicated to the shareholders, (iii) the merger agreement is terminated due to a fiduciary event or (iv) the merger agreement is terminated by Fidelity for reasons other than those set forth above and in the merger agreement, then Fidelity shall pay to us a termination fee of $2,639,000 plus all reasonable professional expenses incurred by us in connection with the merger.

If we terminate the merger agreement for reasons other than those set forth in the merger agreement, we shall pay to Fidelity a termination fee of $1,876,000 plus all reasonable professional expenses incurred by Fidelity in connection with the merger.

Although we are acquiring the stock of Fidelity, for federal income tax purposes the transaction will be treated as an acquisition of Fidelity’s assets. Some portion of the amount paid for the Fidelity stock will likely be allocated to goodwill, which may be amortized for tax purposes, over 15 years, on a straight line basis.

Business Strategy

Grow Through Branch Expansion.  Since commencing operations, our growth has mainly been accomplished internally. Our growth strategy is to create a commercial lending franchise concentrated in select communities. We expect to continue our historic pattern of expanding our footprint by adding offices in contiguous areas of our existing market and by filling gaps between our existing offices. Our planned opening of a new branch in Shelby

Township, Michigan in the fourth quarter of 2006 is part of this strategy. We believe that the demographics and growth characteristics within the communities we serve should also provide significant opportunities for us to grow our loan and deposit relationships at our existing offices.

Grow Through Selected Acquisitions.  Another part of our growth strategy is to continue pursuing selected acquisitions. In 2004, we acquired Bank of Washtenaw and have successfully completed its integration into our operations. We believe that we have the ability to integrate the operational and cultural aspects of other institutions given the acquisition experience of our management. We intend to focus on organizations that have already proven to be successful in their respective market areas, and where we believe integration risk to be low. Our pending acquisition of Fidelity is part of this strategy.

Emphasize Community Banking.  We strive to maintain a strong commitment to community banking. Our goal is to attract small- to medium-sized businesses, as well as individuals as customers who wish to conduct business with a local commercial bank that demonstrates an active interest in their business and personal affairs. We are becoming increasingly sophisticated in our ability to analyze our customer relationships, which increases our ability to recognize the opportunity to offer additional products and services that will expand each relationship. We believe our ability to deliver products and services in a highly personalized manner helps differentiate us from larger, regional banks operating in our market area.

Hire Experienced, Local Bankers.  Our strategy has revolved around the hiring of experienced, local banking professionals and relationship managers to run our offices, call on customers and originate loans and deposits. We encourage our employees to be active in community affairs and business, trade and service organizations. Our senior loan officers have an average of over 20 years of experience in the financial services industry and have operated in our market area through a wide range of economic cycles and lending market conditions. We believe that the recruitment of banking professionals with significant experience in, and knowledge of, our markets facilitates our growth and partially mitigates the credit risk associated with our rapidly growing loan portfolio.

Capitalize on Consolidation in Our Market.  Several of the financial institutions within our market area have either been acquired by, or merged with, larger or out-of-state financial institutions. These acquisitions have included: Royal Bank of Scotland Group, Plc’s acquisition of Charter One Financial, Inc., J.P. Morgan Chase & Co.’s acquisition of Bank One Corporation, ABN AMRO Holding N.V.’s acquisition of Michigan National Corporation, and Fifth Third Bancorp’s acquisition of Old Kent Financial Corporation. In some cases, when these consolidations occurred, the ensuing employee and customer disruptions created opportunities for us to attract experienced personnel and establish relationships with customers wishing to conduct business with a locally-managed institution with strong ties to the community. We have positioned ourselves to capitalize on business opportunities that may result from customer dislocation associated with these and future consolidations.

Control Our Operating Costs.  Our practice of employing fewer, but highly qualified and productive individuals at all levels of the organization is key to maintaining a decentralized management structure. These individuals are able to manage large loan portfolios, which increases interest income while controlling personnel costs. Additionally, to manage our growth in an efficient manner, we continue to enhance our operating procedures and in 2004 we opened an operations center in Allen Park, Michigan that consolidated many of our administrative and support functions. This facility houses our data processing, accounting, auditing, compliance, customer support, and mortgage operations activities.

Focus on Commercial Real Estate Lending.  While we offer a full range of consumer and commercial loan products, our primary lending focus will continue to be providing local businesses with loans secured by owner-occupied real estate. Typically, we seek commercial real estate lending relationships with customers borrowing from $500,000 to $4 million. Although our legal lending limit was approximately $12 million as of June 30, 2006, our Board of Directors has set our current in-house lending limit at $6 million. Our in-house limit accommodates the vast majority of lending opportunities we encounter. If local businesses have credit needs beyond the scope of our in-house lending capacity, we may participate out a portion of the credit with other financial institutions in order to accommodate our customers’ needs. As of June 30, 2006, commercial real estate loans comprised 72% of our loan portfolio.

Market Area

Our current market area includes Wayne, Macomb, Washtenaw and Oakland Counties, which are all located in southeastern Michigan. We currently have offices in the following communities: Ann Arbor, Auburn Hills, Canton Township, Clinton Township, Dearborn, Dearborn Heights, Plymouth Township, Saline, and Southgate, Michigan. Our market area has a diverse economy based primarily on manufacturing, retail and service businesses and contains the headquarters for twenty-three Fortune 500 companies. According to 2000 U.S. Census Data, the populations of Wayne (excluding the City of Detroit), Macomb, Washtenaw and Oakland Counties totaled 3,414,967, while median household incomes for such counties were $50,848, $58,598, $59,069 and $69,794, respectively.

Our market area represents a significant banking market in the State of Michigan. According to the FDIC, total deposits in Wayne (excluding the City of Detroit), Macomb, Washtenaw, and Oakland Counties, including those of banks and thrifts, were approximately $72.7 billion as of June 30, 2006, which accounted for approximately 47.7% of the total deposit market share in the State of Michigan and has increased approximately 43.9% from $50.5 billion in deposits as of June 30, 2000.

Our announced acquisition of Fidelity will add seven offices in the Oakland County, Michigan communities of Birmingham, Bloomfield Township, Bingham Farms, and Southfield (4). Oakland County is one of the largest and most affluent counties in the United States. According to the most recent U.S. Census Data, out of 38 counties throughout the United States with a population over one million, Oakland County has the 4th highest per capita household income and is ranked 6th based on the percentage of its workforce employed in management, professional, and related occupations. In 2000, 45% of the workers in Oakland County were in management, professional, and related occupations, as compared to 32% and 34% for the State of Michigan and the United States, respectively. According to 2003 U.S. Census estimates, the median home value in Oakland County was $213,696, which is 57% and 53% above the median home values for the State of Michigan and United States, respectively. Additionally, based on 2005 U.S. Census estimates, Oakland County experienced the 4th largest population increase of any county in the State of Michigan from 2000 — 2005, and in 2005 was the 2nd largest county in the State of Michigan and the 31st largest county in the United States based on total population.

Oakland County is a leading center of international commerce and foreign investment. According to the Oakland County Department of Planning and Economic Development, Oakland County exports over $10 billion in goods and services to 145 countries annually, and is ranked 9th among counties in the United States based on the number of manufacturing firms that export to foreign countries. Oakland County is also home to sixteen divisions, affiliates, or subsidiaries of the twenty largest foreign-owned companies operating in the Detroit metropolitan statistical area ranked by total company revenue.

Loan Policy

As a routine part of our business, we make loans to individuals and businesses located within our market area. Our lending operation has two primary functions: to provide a means for the investment of funds at a profitable rate of return with an acceptable degree of risk, and to meet the credit needs of the responsible businesses and individuals who are our customers. However, we recognize that in the normal business of lending, some losses on loans will be inevitable and should be considered a part of the normal cost of doing business. Under our loan policy, lending authority for loans in excess of $100,000 is granted to a limited number of officers, each of whom has over 25 years of banking experience. Currently this group consists of Michael J. Ross, President and CEO and Warren R. Musson, Senior Vice President Head of Lending.

Our loan policy anticipates that our lending priorities will change from time to time as interest rates, market conditions and competitive factors change. The policy sets forth guidelines on a non-discriminatory basis for lending in accordance with applicable laws and regulations. The policy describes various criteria in granting loans, including the ability to pay; the character of the customer; evidence of financial responsibility; purpose of the loan; knowledge of collateral and its value; terms of repayment; source of repayment; payment history; and economic conditions.

The loan policy specifies individual lending limits for certain officers up to a maximum of $50,000 for unsecured loans and $100,000 for secured loans. When certain officers have the approval of certain other officers, these limits may be increased to $500,000. Loans of greater than $500,000 require the approval of our

Loan Committee and loans greater than $1,000,000 require the approval of our Executive Loan Committee. Loans in excess of $6,000,000 up to the legal maximum authorized by law require the approval of our Board of Directors.

The loan policy also limits the amount of funds that may be loaned against specified types of collateral including: listed securities — not greater than 80% loan to value; U.S. Government securities — not greater than 90% loan to value; and insured bank deposits — not greater than 100% loan to value. As to loans secured principally by real estate, the policy complies with the FIRREA Act of 1989 regarding appraisals of the property offered as collateral by licensed independent appraisers. The loan policy also provides general guidelines as to collateral, provides for environmental reviews, contains specific limitations with respect to loans to employees, executive officers and directors, provides for problem loan identification, establishes a policy for the maintenance of a loan loss reserve, provides for loan reviews and sets forth policies for mortgage lending and other matters relating to our lending business.

Lending Practices

Commercial Loans.  Our commercial lending group originates commercial loans primarily in Wayne, Macomb, Oakland and Washtenaw Counties in southeastern Michigan. Commercial loans are originated by a group of lending officers with the assistance of Michael J. Ross and Warren R. Musson. Loans are originated for general business purposes, including working capital, accounts receivable financing, machinery and equipment acquisition, and commercial real estate financing including new construction and land development.

Working capital loans are often structured as a line of credit and are reviewed periodically in connection with the borrower’s year-end financial reporting. These loans generally are secured by all of the assets of the borrower, a personal guaranty of the owners and have an interest rate plus a margin tied to the national prime rate. Loans for machinery and equipment purposes typically have a maturity of five to seven years and are fully amortizing. Commercial real estate loans are usually written with a five-year maturity and are amortized over a fifteen to twenty-year period. Commercial real estate loans may have an interest rate that is fixed to maturity or float with a margin over the prime rate or another index. Fixed rate loans typically contain a pre-payment premium.

We evaluate all aspects of a commercial loan transaction in order to minimize credit and interest rate risk. Underwriting includes an assessment of management, products, markets, cash flow, capital, income and collateral. The analysis includes a review of historical and projected financial results. Appraisals are obtained by licensed independent appraisers who are well known to us on transactions involving real estate and, in some cases, equipment.

Commercial real estate lending involves more risk than residential lending, because loan balances are greater and repayment is dependent upon the borrower’s operations. We attempt to minimize risk associated with these transactions by limiting our exposure to existing well-known customers and new customers with an established profitable history. Risk is further reduced by limiting the concentration of credit to any one borrower as well as the type of commercial real estate financed.

Residential Real Estate Loans.  Our subsidiary, Community Bank Mortgage, Inc. originates residential real estate loans in its market area according to secondary market underwriting standards. These loans provide borrowers with a fixed interest rate with terms up to thirty years. Loans are sold on a servicing released basis in the secondary market with all interest rate risk and credit risk passed to the purchaser. Community Bank Mortgage, Inc. from time to time may elect to underwrite certain residential real estate loans to be held in its own loan portfolio. These loans are generally underwritten with the same standards that apply to the secondary market. The majority of the portfolio loans have a fixed rate of interest for the first five years, then the interest rate is indexed to the one-year treasury rate and adjusts annually.

Consumer Loans.  We originate consumer loans for a wide variety of personal financial requirements. Consumer loans include home equity lines of credit, and loans secured by new and used automobiles, boats, savings accounts as well as overdraft protection for checking account customers. We also purchase retail installment loans from a select list of automobile dealerships located primarily in our market.

Consumer loans, except for home equity lines of credit, generally have shorter terms and higher interest rates than residential mortgage loans and usually involve more credit risk than mortgage loans because of the type and nature of the collateral. While we do not utilize a formal credit scoring system, we believe our loans are underwritten carefully, with a strong emphasis on the amount of the down payment, credit quality, employment stability, and monthly income.

These loans are generally repaid on a monthly repayment schedule with the source of repayment tied to the borrower’s periodic income. In addition, consumer lending collections are dependent on the borrower’s continuing financial stability, and are thus likely to be adversely affected by job loss, illness and personal bankruptcy. In many cases, repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan balance because of depreciation of the underlying collateral. We believe that the generally higher yields earned on consumer loans compensate for the increased credit risk associated with such loans and that consumer loans are important to our efforts to serve the credit needs of the communities and customers that we serve.

Allowance for Loan Losses.  An allowance for loan losses is maintained at a level that we consider adequate to provide for losses in the loan portfolio. Allowances for loan losses are based upon our experience and estimates of the net realizable value of collateral in each loan portfolio. Our Board of Directors and senior management review the allowance quarterly. Our evaluation takes into consideration experience, the level of classified assets, non-performing loans, the current level of the allowance as it relates to the total loan portfolio, projected charge-offs, current economic conditions, recent regulatory examinations and other factors.

In determining the allowance for loan losses, we consider three principal elements: (i) specific allocations based on probable losses identified during the review of the loan portfolio, (ii) allocations based principally on historical loan loss experience, and (iii) additional allowances based on subjective factors, including local and general economic business factors and trends, portfolio concentrations and changes in the size, mix and/or general terms of the loan portfolios.

The first element reflects our estimate of probable losses based upon our systematic review of specific loans. These estimates are based upon a number of objective factors, such as payment history, financial condition of the borrower, and discounted collateral exposure.

As further discussed below, we have developed a risk rating system that is applied to our commercial loan portfolio. Loans rated 6 or higher are deemed “classified” and are subject to specific review to determine whether they are impaired, as defined by FAS 114. Portions of our allowance are assigned to individual loans based on this analysis.

Loans graded 5 or better and homogeneous mortgage and consumer loans are provided for in the allowance for loan losses computation by allocations based upon loan grade and type. These allocations include consideration of a variety of objective and subjective factors including our historical loss experience, delinquent status, the purpose and size of the loan, its collateral type, the current economic environment and other business factors and trends that we believe impact the ability of our borrowers to repay their obligations.

Delinquent Loans, Non-performing Assets and Classified Assets.  When a borrower fails to make a required payment on a loan, our bank attempts to cause the deficiency to be cured by contacting the borrower. In most cases, deficiencies are cured promptly as a result of these collection efforts.

When a borrower fails to make a timely payment, the borrower will receive a delinquency notice within 15 days of the due date. When the payment reaches 30 days past due, a second notice will be sent and a phone call will be made. In most cases, delinquencies are paid promptly. Generally, if a real estate loan becomes 90 days delinquent, the borrower and collateral will be assessed to determine whether foreclosure action is required. When deemed appropriate by management, a foreclosure action will be instituted or a deed in lieu of foreclosure will be pursued.

Loans that are 90 days past due and are not well secured and in the process of collection will be placed on non-accrual status. Under-collateralized loans that are 90 days past due will be fully or partially charged-off. The amount charged-off will be charged against the loan loss allowance.

Our bank has developed a risk-rating system to quantify loan quality. The system assigns a risk rating from 1 to 9 for each loan. Classified loans are those with risk ratings of 5 or higher. Each loan rating is determined by analyzing the borrowers’ management, financial ability, sales trends, operating results, financial conditions, asset protection, contingencies, payment history, financial flexibility, credit enhancements and other relevant factors. Loans that fall into the classified categories are monitored on a regular basis and proper action is taken to minimize our bank’s exposure. Losses or partial losses will be taken when they are recognized.

Our bank’s risk rating system is similar to that used by regulatory agencies. Problem assets are classified as “substandard” (risk rating 7), “doubtful” (risk rating 8) or “loss” (risk rating 9). “Substandard” assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. “Doubtful” assets have the same weaknesses as “substandard” assets, with the additional characteristics that (i) the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable and (ii) there is a high possibility of loss. An asset classified “loss” is considered uncollectible and of such little value that its continuance as an asset of the institution is not warranted. The regulations also contain “special mention” (risk rating 6) and “watch credit” (risk rating 5) categories, consisting of assets which do not currently expose an institution to a sufficient degree of risk to warrant classification but which possess credit deficiencies or potential weaknesses deserving management’s close attention.

Generally, our bank classifies as “substandard” all loans that are delinquent more than 90 days, unless management believes the delinquency status is short-term due to unusual circumstances. Loans delinquent fewer than 90 days may also be classified if the loans have the characteristics described above rendering classification appropriate.

The aggregate amounts of our bank’s classified assets at June 30, 2006, and December 31, 2005 were as follows (dollars in thousands):

		June 30,	December 31,
	Rating	2006	2005

Watch credit	5	$12,983	$9,666
Special mention	6	4,163	2,140
Substandard	7	7,446	2,805
Doubtful	8	—	25
Loss	9	3	—

Total classified assets		$24,595	$14,636

Classified assets increased $10.0 million during the six months ended June 30, 2006. The economic slowdown in our market area has resulted in an increase in the number and dollar amount of classified loans. We analyze loans graded 6 or higher individually for impairment. Many of these loans are performing and well collateralized but exhibit characteristics that make downgrading the loan appropriate.

The increase in delinquent loans during the six months ended June 30, 2006 is primarily due to the downgrading of one commercial real estate construction and two commercial real estate mortgage loans with a balance of $2,988,000 to non-accruing status. These loans are analyzed for impairment as part of the allowance for loan losses evaluation.

The following table reflects the amount of loans in delinquent status as of June 30, 2006 and December 31, 2005 (dollars in thousands):

	June 30,	December 31,
	2006	2005
Loans delinquent
30 to 89 days	$1,304	$1,294
90 or more days	982	189
Non-accruing	3,982	984

Total delinquent loans	$6,268	$2,467

Ratio of total delinquent loans to total loans	0.90%	0.38%

Deposits and Other Services

Deposits.  We offer a broad range of deposit services, including checking, savings, and money market accounts, certificates of deposit and direct deposit services. Transaction accounts and certificates of deposit are tailored to our primary market area at rates competitive with those offered in our area. All deposit accounts are insured by the FDIC up to the maximum amount permitted by law. We solicit deposit accounts from individuals, businesses, associations, financial institutions and government entities.

Other Services.  We offer a courier service for the deposit convenience of our business customers. We also offer a voice response, automated telephone banking service, available 24 hours a day and check imaging options including statements on CD ROM.

Investments

Our principal investments are our investment in the common stock of our bank and the common securities of the trust. Our funds may be invested from time to time in various debt instruments, including obligations of or guaranteed by the United States, general obligations of a state or political subdivision or an agency of a state or political subdivision, banker’s acceptances or certificates of deposit of United States commercial banks, or commercial paper of United States issuers rated in the highest category by a nationally-recognized investment rating service. We are permitted to make unlimited portfolio investments in equity securities and to make equity investments in subsidiary corporations engaged in certain non-banking activities, including real estate-related activities such as mortgage banking, community development, real estate appraisals, arranging equity financing for commercial real estate, and owning and operating real estate used substantially by our bank or acquired for its future use. However, we have no present plans to make any of these equity investments. Our Board of Directors may alter our investment policy at any time without stockholder approval.

Our bank may invest its funds in a wide variety of debt instruments and may participate in the federal funds market with other depository institutions. Subject to certain exceptions, our bank is prohibited from investing in equity securities. Under one exception, in certain circumstances and with the prior approval of the FDIC, our bank could invest up to 10% of its total assets in the equity securities of a subsidiary corporation engaged in the acquisition and development of real property for sale, or the improvement of real property by construction or rehabilitation of residential or commercial units for sale or lease. Our bank has no present plans to make such an investment. Real estate acquired by our bank in satisfaction of or foreclosure upon loans may be held by our bank. Our bank is also permitted to invest in such real estate as is necessary for the convenient transaction of its business. Our bank’s Board of Directors may alter the investment policy without stockholder approval at any time.

Effect of Government Monetary Policies

Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government, its agencies and the Federal Reserve Board. The Federal Reserve Board’s monetary policies have had, and will continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order to, among other things, curb inflation and avoid a recession. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in United States government securities, changes in the discount rate on member bank borrowing and changes in reserve requirements against deposits held by all federally insured banks. In view of changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary fiscal authorities including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or our business and earnings.

Supervision and Regulation

We are a registered bank holding company and subject to the supervision of the Federal Reserve Board. We are required to file with the Federal Reserve Board annual reports and such other information as the Federal Reserve may require under the Bank Holding Company Act of 1956, as amended. We and the bank are each subject to examination by the Federal Reserve Board.

The Bank Holding Company Act requires every bank holding company to obtain prior approval of the Federal Reserve Board before it may merge with or consolidate into another bank holding company, acquire substantially all assets of any bank, or acquire ownership or control of any voting shares of any bank, if after such acquisition, it would own or control, directly or indirectly, more than 5% of the voting shares of such bank holding company or bank. The Federal Reserve Board may in its discretion approve the acquisition by us of the voting shares or substantially all assets of a bank located in Michigan and, subject to certain restrictions, located in any other state.

The Bank Holding Company Act also prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company that is not a bank, and from engaging in any business other than that of banking, managing and controlling banks and their subsidiaries. Holding companies may engage in, and may own shares of companies engaged in, certain businesses found by the Federal Reserve Board to be closely related to banking or the management or control of banks. Under current regulations of the Federal Reserve Board, a holding company and its non-bank subsidiaries are permitted to engage in investment management, sales and consumer finance, equipment leasing, data processing, discount securities brokerage, mortgage banking and brokerage, and other activities. These activities are subject to certain limitation imposed by the regulations.

Transactions between our holding company and bank are subject to various restrictions imposed by state and federal law. Such transactions include loans and other extensions of credit, purchases of securities, any payments of fees and other distributions. Federal law places restrictions on the amount and nature of loans to executive officers, directors and controlling persons of banks insured by the Federal Deposit Insurance Corporation and holding companies controlling such banks.

Our bank is a state chartered bank and subject to regulation and examination by the Michigan Office of Financial and Insurance Services. Through our bank, we are also subject to certain provisions of the Federal Deposit Insurance Act and regulations issued under that act. The regulations affect many of our activities, including the permissible types and amounts of loans, investments, capital adequacy, branching, interest rates payable on deposits, required reserves, and the safety and soundness of our practices. Our bank is not a member bank of the Federal Reserve Board and is regulated and examined by the Federal Deposit Insurance Corporation.

Competition

We face strong competition for deposits, loans and other financial services from numerous banks, savings banks, thrifts, credit unions and other financial institutions as well as other entities which provide financial services, including consumer finance companies, securities brokerage firms, mortgage brokers, insurance companies, mutual funds, and other lending sources and investment alternatives. Some of the financial institutions and financial services organizations with which we compete are not subject to the same degree of regulation as we are. Many of these financial institutions and financial services organizations aggressively compete for business in our market area. Most of these competitors have been in business for many years, have established customer bases, are larger, have substantially higher lending limits than us, and are able to offer certain services that we do not currently provide, including more extensive branch networks, trust services, and international banking services. In addition, most of these entities have greater capital resources than us, which, among other things, may allow them to price their services at levels more favorable to the customer and to provide larger credit facilities than we could provide. Additionally, legislation regarding interstate branching and banking may increase competition in the future from out-of-state banks.

Employees

As of June 30, 2006, we had 168 employees, including 52 officers and 116 customer service, operations and other support persons. We believe that our relations with our employees are excellent.

Legal Proceedings

We may be involved from time to time in various routine legal proceedings incidental to our business. We are not engaged in any legal proceeding that is expected to have a material adverse effect on our results of operations or financial position.

MANAGEMENT

The following table sets forth certain information about our directors and executive officers and the officers and directors of our bank:

	Position with	Position with
Name	the Company	Our Bank

John E. Demmer	Chairman of the Board	Chairman of the Board
Michael J. Ross	President, Chief Executive Officer and Director	President, Chief Executive Officer and Director
Jeffrey L. Karafa	Vice President, Treasurer and Secretary	Senior Vice President, Chief Financial Officer and Secretary
Warren R. Musson	—	Senior Vice President Head of Lending
Stephen C. Tarczy	—	Northeast Regional President
Jeffrey J. Wolber	—	Senior Vice President Branch Administration
Margaret I. Campbell	Director	Director
William J. Demmer	Director	Director
Michael V. Dorian, Jr.	Director	Director
David Himick	Director	Director
Donald G. Karcher	Director	Director
Bradley F. Keller	Director	Director
Jeffrey G. Longstreth	Director	Director
Robert C. Schwyn	Director	Director
Ronnie J. Story	Director	Director

The members of our Board of Directors are divided into three classes, each class to be as nearly equal in number as possible, with each class to serve a three-year term. The entire Board of Directors of our bank is elected annually by its shareholder, the company. Officers of the company and our bank are elected annually by their respective Boards of Directors and perform such duties as are prescribed in the bylaws or by the Board of Directors.

The principal occupation and other information for each director and executive officer of the company and our bank is set forth below:

John E. Demmer, age 83, has served as Chairman of the Board of the company and Chairman of the Board of our bank since 1992. Mr. Demmer has been a Ford Motor Company dealer since 1957. Mr. Demmer is Chairman of the Board and Chief Executive Officer of Jack Demmer Ford, Inc. and Jack Demmer Lincoln Mercury, Inc.

Michael J. Ross, age 56, has served as a director of the company since 1994, President of the company since January 1998 and Chief Executive Officer of the company since 2003 and as a director, President and Chief Executive Officer of our bank since 1993. Mr. Ross has been in banking since 1972 when he joined Manufacturers National Bank in Detroit (now part of Comerica Bank) where he gained experience in lending, operations and administrative planning. He was promoted to Vice President in 1984. In 1987, Mr. Ross became President, Republic Bank — Flint; and in 1991, President of Republic Bank — South East. In 1992 he resigned to open Mike Ross and Associates, Inc., a bank consulting firm that served smaller and mid-size independent banks in Michigan. Mr. Ross is a member of the Goodwill Industries Foundation Board, Oakwood Healthcare System Foundation Board, Dearborn Goodfellows and Dearborn Chamber of Commerce.

Jeffrey L. Karafa, age 41, has served as Vice President and Treasurer of the company since 1998, Secretary of the company since 1999, Senior Vice President and Chief Financial Officer of our bank since 2000, Secretary of our bank since 1999, Vice President of our bank since 1996, and Assistant Vice President of our bank from 1994 to 1996.

Warren R. Musson, age 50, has served as Senior Vice President, Head of Lending, of our bank since 2000, Vice President of our bank since 1999, Senior Vice President and Senior Loan Officer of Peoples State Bank from 1993 to 1999.

Stephen C. Tarczy, age 56, has served as Northeast Regional President of our bank since 2001 and President and CEO of Macomb Community Bank from 1995 to 2001.

Jeffrey J. Wolber, age 50, has served as Senior Vice President, Branch Operations, of our bank since 2000 and was Vice President of our bank from 1994 to 2000.

Margaret Campbell, age 67, has served as a director of the company since 1992. Mrs. Campbell was President of Kean Manufacturing Corporation, a family owned automotive supply business. She is a past president of the Dearborn Chamber of Commerce and a member of the Board of Oakwood Hospital, the Citizens Advisory Board of the University of Michigan-Dearborn and Dearborn Cable Communications.

William J. Demmer, age 53, who has served as a director of the company since 2004, is President of Jack Demmer Ford, Inc., Jack Demmer Lincoln Mercury, Inc., and Jack Demmer Leasing, Inc. Mr. Demmer is a member of the Michigan Automobile Dealer’s Association, Metro Detroit Ford Dealers Association and served as co-chairman of the North American International Auto Show in 2002 and 2003.

Michael V. Dorian, Jr., age 46, who has served as a director of the company since 1994, is a Vice President of Mike Dorian Ford, an automobile dealership.

David Himick, age 80, who has served as a director of the company since 1995, is retired from the industrial supply business.

Donald G. Karcher, age 76, has served as a director of the company since 1992. Mr. Karcher had been Chairman of the Board of Karcher Agency, Inc., a family insurance business, from 1994 to 2006. Mr. Karcher has served as the President of the Dearborn Chamber of Commerce, the Greater Detroit Association of Insurance Agents, the Detroit Chapter of Charted Property and Casualty Underwriters, the Dearborn Rotary Club and the Dearborn Rotary Foundation.

Bradley F. Keller, age 65, has served as a director of the company since 1992. Mr. Keller is retired from Braden Associates, Inc., a business consulting company, and prior thereto served as President of MultiGard Security Systems. Mr. Keller has served as President of the Detroit College of Business Foundation, the Burglar and Fire Alarm Association of Michigan, the Dearborn Rotary Foundation and the Dearborn Rotary Club.

Jeffrey G. Longstreth, age 63, has served as a director of the company since 1992. He is a real estate broker with Century 21 — Curran and Christie, a real estate company in Dearborn, Michigan and President of Jim Christie Real Estate, Inc. Mr. Longstreth was a director of the Dearborn Board of Realtors for seven years, a past President of the Board and previously selected as Realtor of the Year.

Robert C. Schwyn, age 68, has served as a director of the company since 1994. He is a physician and director of Southeast Michigan Physicians, Enterprises, and Foundation and United Oakwood Providers.

Ronnie J. Story, age 59, has served as a director of the company since 1994. He is President and Chief Executive Officer of Story Development Corporation, a real estate land development company. Mr. Story is a member of Tim Lee Revival Ministries. .

Except as otherwise indicated above, each director and executive officer has had the same occupation during the past five years.

SECURITY OWNERSHIP

Management

The following table sets forth, as of August 31, 2006, the number of shares of our common stock beneficially owned by each director, each executive officer and all directors and executive officers as a group.

	Number		Percent
Name of Individual	of Shares(1)		of Class

Margaret Campbell	38,371	(2)	*
John E. Demmer	277,183	(3)(4)	4.93
William J. Demmer	69,585	(4)(5)	1.23
Michael V. Dorian, Jr.	70,000		1.25
David Himick	314,388	(6)	5.59
Jeffrey L. Karafa	14,431	(7)(8)(9)	*
Donald G. Karcher	57,399	(10)	1.02
Bradley F. Keller	136,492	(11)	2.42
Jeffrey G. Longstreth	17,184	(12)	*
Warren R. Musson	88,788	(7)(8)(13)(14)	1.58
Michael J. Ross	143,902	(7)(8)(9)(13)	2.56
Robert C. Schwyn	49,069	(15)	*
Ronnie J. Story	73,653		1.31
Stephen C. Tarczy	41,941	(7)(8)(13)(16)	*
Jeffrey J. Wolber	48,744	(7)(8)(13)	*
All Directors and Executive Officers as a Group (15 persons)	1,441,130	(17)	25.65

*	Less than one percent.

(1)	Beneficial ownership of shares, as determined in accordance with applicable Securities and Exchange Commission rules includes shares as to which a person has or shares voting power and/or investment power.

(2)	Includes 3,722 shares owned by Mrs. Campbell’s husband.

(3)	Includes 97,765 shares held by Mr. Demmer’s wife as a Trustee of a trust.

(4)	Includes shared voting and ownership of 342 shares held by Jack Demmer Ford, Inc. of which John E. Demmer is Chairman of the Board and Chief Executive Officer and of which William J. Demmer is President.

(5)	Includes 9,385 shares owned by Mr. Demmer’s wife and children.

(6)	Includes 815 shares for which Mr. Himick has the power to vote and dispose, held by the Himick Family Investment Club.

(7)	Includes shares held in the Community Bank of Dearborn 401(k) Trust as follows: Mr. Karafa — 9,487 shares; Mr. Musson — 10,945 shares; Mr. Ross — 7,859 shares; Mr. Tarczy — 1,786 shares; and Mr. Wolber — 856 shares.

(8)	Includes unvested restricted shares as follows: Mr. Ross — 3,719 shares; Messrs. Karafa, Musson, Tarczy and Wolber — 1,968 shares each.

(9)	Excludes 106,971 shares in the Community Bank of Dearborn 401(k) Trust of which Mr. Ross and Mr. Karafa are Co-Trustees.

(10)	Includes 13,788 shares held by Mr. Karcher’s wife as a Trustee of a trust.

(11)	Includes 4,265 shares owned by Mr. Keller’s wife.

(12)	Includes 1,047 shares owned by Mr. Longstreth’s wife.

(13)	The number of shares shown in the table includes shares issuable upon the exercise of stock options within 60 days of August 31, 2006, by the following executive officers: Mr. Musson — 68,655 shares; Mr. Ross — 118,430 shares; Mr. Tarczy — 33,364 shares; and Mr. Wolber — 44,847 shares.

(14)	Includes 594 shares owned by Mr. Musson’s wife.

(15)	Includes 33,619 shares held for the benefit of Dr. Schwyn in a defined benefit plan trust.

(16)	Includes 980 shares owned by Mr. Tarczy’s wife.

(17)	Includes 276,887 shares issuable upon the exercise of stock options and unvested restricted shares.

Five Percent Beneficial Owners

The following table sets forth as of August 31, 2006 the number of shares of our common stock owned by the only persons who were known by us to own beneficially, as determined in accordance with applicable Securities and Exchange Commission rules including shares as to which a person has or shares voting power and/or investment power, more than five percent of our common stock.

Name and Address	Number		Percent
of Beneficial Owner	of Shares		of Class

Wellington Management Corporation, LLC	489,930	(1)	9.52
75 State Street
Boston, MA 02109
David Himick	314,388	(2)	5.59
1905 Newman
Trenton MI 48183

(1)	Represents shares which are held of record by clients of Wellington Management which has shared power to vote 262,903 shares and shared power to dispose of 489,930 shares. This information is based on Schedule 13G/A filed with the Securities and Exchange Commission on February 14, 2006.

(2)	Includes 815 shares, for which Mr. Himick has the power to vote and dispose, held by the Himick Family Investment Club.

DESCRIPTION OF COMMON STOCK

Our authorized capital stock consists of 10,000,000 shares of common stock. As of the date of this prospectus, there are 5,617,565 shares of common stock issued and outstanding.

Common Stock

Dividend Rights.  The holders of our common stock are entitled to cash dividends when, as and if declared by our Board of Directors out of funds legally available therefore. Under Michigan law, cash dividends may be legally declared or paid only if after the distribution the corporation can pay its debts as they come due in the usual course of business and the corporation’s total assets equal or exceed the sum of its liabilities.

Voting Rights.   All voting rights are vested in the holders of shares of our common stock. Each share of common stock entitles the holder thereof to one vote on all matters, including the election of directors. Our shareholders do not have cumulative voting rights.

Preemptive Rights.  Holders of our common stock do not have preemptive rights.

Liquidation Rights.  Holders of our common stock are entitled to share on a pro rata basis in our net assets which remain after satisfaction of all liabilities.

Transfer Agent.  Computershare Investors Services, LLC serves as the transfer agent for our common stock.

Certain Antitakeover Provisions

The following provisions of our Articles of Incorporation may delay, defer, prevent, or make it more difficult for a person to acquire us or to change control of our Board of Directors, thereby reducing our vulnerability to an unsolicited takeover attempt.

Classification of the Board and Filling Board Vacancies.  Our Articles of Incorporation divide the Board into three classes with staggered terms; each director is elected for a three year term. Approximately one-third of the Board positions are filled by a shareholder vote each year. Any vacancies in the Board, or newly created director positions, may be filled only by a 66 2/3% vote of the directors in office, and a majority of the Continuing Directors (as defined in Article X of our Articles of Incorporation).

Board Evaluation of Certain Offers and Proposed Business Combinations.  The Board of Directors is required by the Articles of Incorporation to consider all factors it deems relevant before it approves any offer to acquire our shares of common stock, any offer to merge or consolidate the company with any other entity or to sell all or substantially all of our assets. These factors could include the adequacy and fairness of the consideration to be received, the potential social and economic impact of the transaction on us, our employees, customers and vendors and the communities in which we and our subsidiaries operate.

Certain Business Combinations, as defined in our Articles of Incorporation, may require a super-majority approval by our shareholders. These Business Combinations include transactions such as a merger or consolidation of the company or a subsidiary, a sale, lease, exchange, mortgage, transfer or other disposition of assets of 10% or more of our net worth, the issuance or transfer of our equity securities or equity securities of one of our subsidiaries having an aggregate fair market value of 5% or more of the market value of our outstanding shares, the adoption of any plan of liquidation or dissolution of the company, or any reclassification of securities or recapitalization which increases the proportionate share of any class of our outstanding securities.

Super-majority approval of our shareholders is required for any of these Business Combinations in which an “Interested Shareholder” or an Interested Shareholder’s “Affiliate” is involved. An Interested Shareholder includes a person who owns, and in some cases a person who owned, directly or indirectly, 10% or more of the voting power of the outstanding shares of our common stock. If a Business Combination is subject to these provisions, it would require the approval of shareholders owning at least 66 2/3% of the voting power of the outstanding shares of our common stock. In addition, shareholders holding not less than two-thirds of the outstanding shares of our common stock not owned directly or indirectly by the Interested Shareholder or the Interested Shareholder’s Affiliates or Associates (as such terms are defined in the Securities Exchange Act of 1934 in effect on the date of the filing of our Articles of Incorporation) must approve the Business Combination.

A super-majority vote is not required if the Business Combination is approved by a majority of Directors who are unaffiliated with the Interested Shareholder and were members of the Board before the Interested Shareholder owned 10% of our shares. Such a Director and such Director’s successor who is unaffiliated with the Interested Shareholder and is recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Board is defined in our Articles of Incorporation as a “Continuing Director.”

A super-majority vote also will not be required when the aggregate amount of cash and the fair market value of consideration other than cash to be received per share by our shareholders exceeds a stated amount. This amount is the higher of the fair market value per share or the highest price per share paid by the Interested Shareholder. There are certain additional requirements contained in our Articles of Incorporation that must be met to avoid the super-majority vote requirement.

It is the duty of a majority of the Continuing Directors to determine the facts necessary for evaluating compliance with our Articles of Incorporation. These facts include whether a person is an “Interested Shareholder”, the number of shares owned by each shareholder, the proposed purchase price of shares, and the company’s net worth. The good faith determination of the Continuing Directors on such matters shall be conclusive and binding for all purposes.

Our Articles of Incorporation expressly provide that nothing contained in the provisions dealing with Business Combinations shall be construed to relieve any member of the Board of Directors or any Interested Shareholder from any fiduciary duty imposed by law upon them. In addition, our Articles of Incorporation expressly provide that we shall not be governed by the provisions of the Michigan Business Corporation Act (MBCA) dealing with regulation of Business Combinations (Chapter 7A) unless the Board of Directors by a majority vote of the Continuing Directors elects to have us governed by such provisions.

Shareholder Equity Provisions of the Michigan Business Corporation Act.  In addition to the foregoing charter provisions contained in our Articles of Incorporation, the MBCA conditions the acquisition of voting control of certain Michigan business corporations on the approval by the majority of the pre-existing disinterested shareholders. In general, these provisions deny voting rights to those persons who make purchase offers or investors who increase their holdings above any of the “Control Share” levels (described below), unless they are granted voting rights by a majority vote of all disinterested shareholders (shareholders excluding the bidders or owners of Control Shares and the corporation’s officers and employee-directors). Control Shares are shares that, when added to shares already owned by that person, give the person voting power in the election of directors over any one of three thresholds: one-fifth, one-third and a majority. If the shareholders do not elect to grant voting rights to Control Shares, under certain circumstances, the Control Shares may become subject to redemption by the corporation. The Board of Directors may amend our Bylaws before a Control Share acquisition occurs to provide that these provisions do not apply to us.

Indemnification of Directors and Officers

Our Articles of Incorporation provide that the company shall indemnify its directors and officers as of right to the fullest extent permitted by law. Our Articles of Incorporation further provide that any persons who are not directors or officers may be similarly indemnified to the extent authorized by the Board of Directors.

Federal Deposit Insurance Corporation regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by the company or our bank to their respective directors or officers otherwise permitted under the MBCA or the Michigan Banking Code, respectively.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the company pursuant to the provisions discussed above or otherwise, the company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Limitations of Director Liability

The MBCA permits corporations to limit the personal liability of their directors in certain circumstances, and our Articles of Incorporation contain such a provision. A director of the company shall not be personally liable to the company or our shareholders for money damages for any action taken or any failure to take any action as a director, except liability for any of the following: (i) the amount of a financial benefit received by a director to which he or she is not entitled, (ii) the intentional infliction of harm by the director on the company or the shareholders of the company, (iii) a violation of Section 551 of the MBCA (certain unlawful actions), or (iv) an intentional criminal act committed by the director.

UNDERWRITING

Subject to the terms and conditions in the underwriting agreement dated November   , 2006, each of Oppenheimer & Co. Inc. and Howe Barnes Hoefer & Arnett, Inc. has agreed to purchase from us the respective number of shares of our common stock set forth opposite its name below:

Numbers of
Underwriters	Shares

Oppenheimer & Co. Inc.
Howe Barnes Hoefer & Arnett, Inc.

Total	2,700,000

The underwriting agreement provides that the obligations of the underwriters to purchase and accept delivery of the common stock offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all of the shares of common stock offered by this prospectus, if any are purchased, other than those covered by the over-allotment option described below.

The underwriters propose to offer the common stock directly to the public at the public offering price indicated on the cover page of this prospectus and to various dealers at that price less a concession not to exceed $      per share, of which $     may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters. No reduction will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus. The shares of common stock are offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase from time to time up to an aggregate of 405,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount. If the underwriters exercise their over-allotment option to purchase any of the additional 405,000 shares, each underwriter, subject to certain conditions, will become obligated to purchase its pro rata portion of these additional shares based on the underwriter’s percentage purchase commitment in this offering as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus are being sold. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

The following table summarizes the underwriting compensation to be paid to the underwriters by us. These amounts assume both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares. We estimate that the total expenses payable by us in connection with this offering, other than the underwriting discounts referred to above, will be approximately $300,000.

	Per	Without	With
	Share	Option	Option

Underwriting discount payable by us

We have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Subject to specified exceptions, each of our directors and our executive officers has agreed, for a period of 90 days after the date of this prospectus, without the prior written consent of Oppenheimer & Co. Inc., not to offer, sell, pledge, contract to sell, grant any option to purchase or otherwise dispose of any shares of our common stock or any other security convertible into or exchangeable for our common stock. This agreement also precludes any short sale or other hedging transaction which is designed or reasonably expected to result in a disposition of our common stock or securities convertible into or exchangeable for our common stock.

In addition, we have agreed that, for 90 days after the date of this prospectus, we will not, without the prior written consent of Oppenheimer & Co. Inc., issue, sell, contract to sell, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable for our common stock, other than options or shares of common stock granted and/or issued to our officers, directors or employees from time to time in the ordinary course of business pursuant to employment agreements and stock option or stock bonus plans currently in effect.

Until the offering is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase shares of our common stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of our common stock. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and passive market making. Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while the offering is in progress. In passive market making, the underwriters, in their capacities as market makers in the common stock, may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the Nasdaq Global Market or otherwise.

Our common stock is listed on the Nasdaq Global Market under the symbol “DEAR.”

Oppenheimer & Co. Inc. presently serves as our financial advisor in connection with our pending merger with Fidelity, the transaction for which the proceeds from the sale of common stock are planned to be used. As our financial advisor for the merger, Oppenheimer & Co. Inc. assisted us in evaluating the pending merger with Fidelity. We will compensate Oppenheimer & Co. Inc. for its services as our financial advisor for the merger. Under the rules of the National Association of Securities Dealers (NASD), Oppenheimer & Co. Inc.’s compensation for such services may be considered by the NASD to be compensation for the sale of our common stock even though such compensation is not intended for or contingent upon the sale of our common stock. In addition, certain representatives of the underwriters or their affiliates may perform from time to time investment banking and other financial services for us and our affiliates for which they may receive advisory or transaction fees, as applicable, plus out-of-pocket expenses, of the nature and in amounts customary in the industry for these financial services. Oppenheimer & Co. Inc. and Howe Barnes Hoefer & Arnett, Inc. are currently market makers in our common stock on the Nasdaq Global Market.

LEGAL MATTERS

The validity of the shares of our common stock offered by this prospectus have been passed upon for us by Dickinson Wright PLLC, Detroit, Michigan. Certain legal matters relating to this offering are being passed upon for the underwriters by Honigman Miller Schwartz and Cohn LLP., Detroit, Michigan.

EXPERTS

Our consolidated financial statements as of December 31, 2005 and 2004 and for the years ended December 31, 2005, 2004, and 2003, included and incorporated by reference in this prospectus have been audited by Crowe Chizek and Company LLC, independent registered public accounting firm, as set forth in their report accompanying the financial statements. These financial statements are included in reliance upon this report given upon the authority of Crowe Chizek and Company LLC as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of a Registration Statement on Form S-3 that we filed with the SEC under the Securities Act of 1933. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and the documents incorporated by reference.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, , Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website on the Internet (http://www.sec.gov) site that contains reports, proxy and information statements, and other information regarding issuers. Our SEC filings are also available at the office of the Nasdaq Global Market. For further information on obtaining copies of our public filings at the Nasdaq Global Market, you should call (212) 656-5060.

DOCUMENTS INCORPORATED BY REFERENCE

We incorporate by reference into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus.

Some information contained in this prospectus updates the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. The annual financial statements included in this prospectus have been updated to reflect the impact of the stock dividend distributed on June 16, 2006 and include Note S describing the proposed acquisition of Fidelity but are otherwise unchanged. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2005;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006;

•	our Current Reports on Form 8-K dated January 25, 2006, February 1, 2006, March 22, 2006, April 20, 2006, May 18, 2006, July 18, 2006, September 14, 2006 and October 17, 2006.

We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before the time that all of the shares offered by this prospectus are sold.

Any statement contained in a document incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is incorporated by reference in this prospectus modifies, supersedes or replaces that statement. Any statement that is modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered upon written or oral request at no cost to the requester, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus by contacting Jeffrey L. Karafa, our Vice President, Treasurer and Secretary, at the following address and phone number:

Dearborn Bancorp, Inc.
1360 Porter Street
Dearborn, Michigan 48124-2823
(313) 565-5700

DEARBORN BANCORP, INC AND ITS SUBSIDIARY

COMMUNITY BANK OF DEARBORN

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Dearborn Bancorp, Inc. and Subsidiary
Dearborn, Michigan

We have audited the accompanying consolidated balance sheets of Dearborn Bancorp, Inc. and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dearborn Bancorp, Inc. and subsidiary as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Dearborn Bancorp, Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 8, 2006 expressed an unqualified opinion thereon.

Crowe Chizek and Company LLC

Grand Rapids, Michigan
March 8, 2006, except for Note A, Income Per Share, with respect to the stock dividend distributed June 16, 2006 as to which the date is June 16, 2006.

DEARBORN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
(dollars in thousands)	2006	2005	2004
	(Unaudited)

ASSETS
Cash and cash equivalents
Cash and due from banks	$8,091	$7,118	$5,946
Federal funds sold	8,520	2,268	12,640
Interest bearing deposits with banks	107	69	2,283

Total cash and cash equivalents	16,718	9,455	20,869
Mortgage loans held for sale	1,174	1,041	1,692
Securities, available for sale	27,038	17,153	21,075
Federal Home Loan Bank stock	1,293	1,293	1,122
Loans
Loans	696,052	657,037	587,562
Allowance for loan loss	(7,154)	(6,808)	(5,884)

Net loans	688,898	650,229	581,678
Bank premises and equipment, net	14,092	13,792	13,124
Real estate owned	—	663	138
Goodwill	5,473	5,473	7,080
Other intangible assets	2,166	2,291	902
Accrued interest receivable	2,652	2,586	1,889
Other assets	2,986	2,521	3,093

Total assets	$762,490	$706,497	$652,662

LIABILITIES
Deposits
Non-interest bearing deposits	$59,976	$59,652	$63,065
Interest bearing deposits	552,294	522,786	477,815

Total deposits	612,270	582,438	540,880
Other liabilities
Federal funds payable	24,500	—	—
Securities sold under agreements to repurchase	310	1,615	4,115
Federal Home Loan Bank advances	25,588	25,588	20,614
Other liabilities	260	960	1,342
Accrued interest payable	1,912	1,683	1,107
Subordinated debentures	10,000	10,000	10,000

Total liabilities	674,840	622,284	578,058
STOCKHOLDERS’ EQUITY
Common stock — no par value 10,000,000 shares authorized, 5,677,923, 5,683,061 and 5,549,897 shares outstanding at June 30, 2006, December 31, 2005 and 2004, respectively	87,224	83,684	74,918
Retained earnings	460	573	344
Accumulated other comprehensive income (loss)	(34)	(44)	(658)

Total stockholders’ equity	87,650	84,213	74,604

Total liabilities and stockholders’ equity	$762,490	$706,497	$652,662

The accompanying notes are an integral part of these consolidated statements

DEARBORN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Six Months Ended		Years Ended
	June 30,		December 31,
(dollars in thousands, except share and per share data)	2006	2005	2005	2004	2003
	(Unaudited)	(Unaudited)

Interest income
Interest on loans	$24,624	$20,020	$42,904	$29,040	$22,764
Interest on investment securities, available for sale	315	300	598	460	522
Interest on deposits with banks	221	127	111	129	153
Interest on federal funds	146	83	242	161	125

Total interest income	25,306	20,530	43,855	29,790	23,564
Interest expense
Interest on deposits	10,451	6,377	14,427	8,013	7,212
Interest on other borrowings	1,043	908	1,976	1,396	1,419

Total interest expense	11,494	7,285	16,403	9,409	8,631
Net interest income	13,812	13,245	27,452	20,381	14,933
Provision for loan losses	312	743	1,081	1,400	1,699

Net interest income after provision for loan losses	13,500	12,502	26,371	18,981	13,234

Non-interest income
Service charges on deposit accounts	323	316	639	569	459
Fees for other services to customers	26	49	79	30	29
Gain on the sale of loans	175	334	578	674	2,130
Gain (loss) on the sale of investment securities	—	—	(44)	—	89
Loss on the write-down of securities	—	(696)	(696)	—	—
Gain (loss) on the sale of real estate owned	(103)	88	92	(28)	—
Other income	19	16	74	87	122

Total non-interest income	440	107	722	1,332	2,829
Non-interest expenses
Salaries and employee benefits	4,877	4,646	9,366	7,722	6,231
Commissions on the origination of loans	65	131	217	267	912
Occupancy and equipment expense	1,225	1,247	2,528	1,582	1,377
Intangible expense	125	77	230	27	—
Advertising and marketing	201	223	384	336	279
Stationery and supplies	161	185	365	310	317
Professional services	358	379	929	436	338
Data processing	256	229	448	332	280
Other operating expenses	608	680	1,249	955	1,001

Total non-interest expenses	7,876	7,797	15,716	11,967	10,735

Income before federal income tax provision	6,064	4,812	11,377	8,346	5,328
Income tax provision	2,062	1,635	3,867	2,837	1,807

Net income	$4,002	$3,177	$7,510	$5,509	$3,521

Per share data:
Net income — basic	$0.70	$0.57	$1.34	$1.21	$0.95
Net income — diluted	$0.67	$0.53	$1.26	$1.11	$0.87
Weighted average number of shares outstanding — basic	5,700,807	5,582,474	5,618,385	4,540,882	3,722,128
Weighted average number of shares outstanding — diluted	5,996,150	5,975,647	5,975,647	4,968,592	4,044,324

The accompanying notes are an integral part of these consolidated statements

DEARBORN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
Years Ended December 31, 2005, 2004 and 2003 and Six Months Ended June 30, 2006 (unaudited)

			Accumulated
			Other	Total
	Common	Retained	Comprehensive	Stockholders’
(in thousands)	Stock	Earnings	Income/(Loss)	Equity

Balance, January 1, 2003	$30,611	$—	$80	$30,691
Exercise of stock options	447	—	—	447
Stock dividend #1	1,312	(1,312)	—	—
Stock dividend #2	2,081	(2,081)	—	—
Net income	—	3,521	—	3,521
Other comprehensive income
Changes in net unrealized gain on securities available for sale	—	—	1	1
Reclassification adjustment for gains included in net income	—	—	(89)	(89)
Net change in net unrealized loss on securities available for sale	—	—	(88)	(88)
Tax effects			30	30

Other comprehensive loss	—	—	(58)	(58)
Total comprehensive income				3,463

Balance, December 31, 2003	34,451	128	22	34,601

Issuance of common stock	34,040	—	—	34,040
Exercise of stock options	616	—	—	616
Tax effect of issuance of stock options	518	—		518
Stock dividend #1	2,504	(2,504)	—	—
Stock dividend #2	2,789	(2,789)	—	—
Net income	—	5,509	—	5,509
Other comprehensive income
Net change in net unrealized loss on securities available for sale	—	—	(1,030)	(1,030)
Tax effects			350	350

Other comprehensive loss	—	—	(680)	(680)
Total comprehensive income				4,829

Balance, December 31, 2004	74,918	344	(658)	74,604

Balance, January 1, 2005	74,918	344	(658)	74,604
Stock awards earned	21	—	—	21
Stock options earned	10	—	—	10
Exercise of stock options	1,028	—	—	1,028
Tax effect of issuance of stock options	426	—	—	426
Stock dividend #1	3,307	(3,307)	—	—
Stock dividend #2	3,974	(3,974)	—	—
Net income	—	7,510	—	7,510
Other comprehensive income
Reclassification adjustment for losses included in net income	—	—	740	740
Changes in net unrealized loss on securities available for sale	—	—	190	190

Net change in net unrealized loss on securities available for sale	—	—	930	930
Tax effects			(316)	(316)

Other comprehensive income	—	—	614	614
Total comprehensive income				8,124

Balance, December 31, 2005	83,684	573	(44)	84,213

Stock awards earned	52	—	—	52
Stock options earned	23	—	—	23
Exercise of stock options	170	—	—	170
Tax effect of issuance of stock options	58	—	—	58
Purchase of common stock	(878)	—	—	(878)
Stock dividend #1	4,115	(4,115)	—	—
Net income	—	4,002	—	4,002
Other comprehensive income
Changes in net unrealized loss on securities available for sale	—	—	15	15
Tax effects			(5)	(5)

Other comprehensive income	—	—	10	10
Total comprehensive income				4,012

Balance, June 30, 2006 (unaudited)	$87,224	$460	$(34)	$87,650

The accompanying notes are an integral part of these consolidated statements.

DEARBORN BANCORP, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,		Years Ended December 31,
(in thousands)	2006	2005	2005	2004	2003
	(Unaudited)	(Unaudited)

Cash flows from operating activities
Interest and fees received	$25,240	$20,155	$42,710	$29,101	$22,243
Interest paid	(11,264)	(7,073)	(15,827)	(8,604)	(8,486)
Proceeds from sale of mortgages held for sale	11,517	21,295	37,556	42,320	139,721
Origination of mortgages held for sale	(11,475)	(21,642)	(36,446)	(41,974)	(129,244)
Taxes paid	(2,700)	(1,580)	(3,400)	(2,435)	(2,560)
Gain (loss) on sale of real estate owned	(103)	88	92	(28)	—
Cash paid to suppliers and employees	(6,736)	(8,154)	(14,255)	(11,476)	(8,654)

Net cash provided by operating activities	4,479	3,089	10,430	6,904	13,020
Cash flows from investing activities
Proceeds from the sale of securities available for sale	—	—	3,260	—	6,199
Proceeds from calls, maturities and repayments of securities available for sale	8,783	5,348	12,357	40,886	20,636
Purchases of securities available for sale	(18,621)	(3,535)	(11,496)	(45,991)	(21,622)
Purchase of Federal Home Loan Bank stock	—	(171)	(171)	(49)	(40)
Increase in loans, net of payments received	(38,981)	(48,167)	(69,632)	(119,769)	(133,696)
Purchases of property and equipment	(774)	(1,342)	(1,648)	(7,513)	(757)
Net cash paid in Bank of Washtenaw acquisition	—	—	—	(5,010)	—

Net cash used in investing activities	(49,593)	(47,867)	(67,330)	(137,446)	(129,280)
Cash flows from financing activities
Net increase (decrease) in non-interest bearing deposits	324	1,328	(3,413)	(3,649)	6,625
Net increase in interest bearing deposits	29,508	38,407	44,971	98,637	110,908
Increase (decrease) in other borrowings	(1,305)	(914)	(2,500)	125	—
Proceeds from Federal Home Loan Bank advances	—	5,000	5,000	—	—
Net increase in federal funds payable	24,500	—	—	—	—
Repayments on Federal Home Loan Bank advances	—	—	(26)	(24)	(22)
Issuance of common stock	—	—	—	34,040	—
Purchase of common stock	(878)	—	—	—	—
Exercise of stock options	170	344	1,028	616	447
Tax benefit of stock options exercised	58	177	426	518	—

Net cash provided by financing activities	52,377	44,342	45,486	130,263	117,958

Increase (decrease) in cash and cash equivalents	7,263	(436)	(11,414)	(279)	1,698
Cash and cash equivalents at the beginning of the period	9,455	20,869	20,869	21,148	19,450

Cash and cash equivalents at the end of the period	$16,718	$20,433	$9,455	$20,869	$21,148

Reconciliation of net income to net cash provided by operating activities
Net income	$4,002	$3,177	$7,510	$5,509	$3,521
Adjustments to reconcile net income to net cash provided by operating activities
Provision for loan losses	312	743	1,081	1,400	1,699
Depreciation and amortization expense	474	462	980	556	478
Restricted stock award expense	52	—	21	—	—
Stock option expense	23	—	10	—	—
Accretion of discount on investment securities	(39)	(21)	(47)	(71)	(13)
Amortization of premium on investment securities	7	18	38	19	69
Amortization of intangible assets	125	77	230	27	—
(Increase) decrease in mortgages held for sale	(133)	(681)	651	(187)	8,347
Increase in interest receivable	(66)	(176)	(697)	(182)	(201)
Increase (decrease) in interest payable	229	212	576	209	145
(Gain) loss on sale of securities available for sale	—	—	740	—	(89)
(Increase) decrease in other assets	193	(209)	(281)	(883)	(345)
Increase (decrease) in other liabilities	(700)	(513)	(382)	507	(591)

Net cash provided by operating activities	$4,479	$3,089	$10,430	$6,904	$13,020

Supplemental noncash disclosures:
Transfers from loans to real estate owned	$39	$1,850	$1,850	$417	$—
Noncash investing activities:
Bank of Washtenaw acquisition:
Loans acquired	—	—	—	$66,665	—
Bank premises and equipment	—	—	—	613	—
Acquisition intangibles recorded	—	—	—	8,009	—
Other assets acquired	—	—	—	502	—
Deposits assumed	—	—	—	(66,273)	—
Borrowing assumed	—	—	—	(3,990)	—
Other liabilities assumed	—	—	—	(516)	—

	$—	$—	$—	$5,010	$—

The accompanying notes are an integral part of these consolidated statements.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Basis of Presentation and Operations

Dearborn Bancorp, Inc. (the “Corporation”) was incorporated in Michigan on September 30, 1992. The Corporation’s primary subsidiary, Community Bank of Dearborn (the “Bank”), began operations on February 28, 1994. The Bank operates twelve community banking offices in Dearborn (2), Dearborn Heights, Plymouth Township, Canton Township, Clinton Township (2), Southgate, Auburn Hills, Saline and Ann Arbor (2) in Michigan, offering a full range of banking services to individuals and businesses. The Bank also operates Community Bank Mortgage, Inc., a mortgage company that originates and services residential and commercial mortgage loans, Community Bank Insurance Agency, an insurance agency with limited activities and Community Bank Audit Services, Inc., a company that offers internal auditing services to financial institutions.

The Bank’s primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are commercial, residential mortgage, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions.

While the Corporation’s management monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the Corporation’s banking operations are considered by management to be aggregated in one reportable operating segment.

Quarterly Financial Information

The consolidated financial statements of the Corporation as of June 30, 2006 and 2005 and for the six month periods ended June 30, 2006 and 2005 reflect all adjustments, consisting of normal recurring items which are in the opinion of management, necessary for a fair presentation of the results for the interim period. The operating results for the periods are not necessarily indicative of results of operations for the entire year.

The consolidated financial statements as of June 30, 2006 and 2005, and for the six month periods ended June 30, 2006 and 2005 included herein have been prepared by the Corporation, without an audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in interim financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to the rules and regulations of the Securities and Exchange Commission.

Principles of Consolidation

The consolidated financial statements include the accounts of Dearborn Bancorp, Inc. and its wholly-owned subsidiary, Community Bank of Dearborn and its wholly-owned subsidiaries, Community Bank Mortgage, Inc., Community Bank Insurance Agency, Inc. and Community Bank Audit Services, Inc. All significant intercompany transactions are eliminated in consolidation.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Use of Estimates

In the preparation of financial statements, management is required to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates that are more susceptible to change in the near term include the allowance for loan losses, fair value of certain financial instruments, and the carrying value of intangible assets.

Cash Flows

For purposes of the consolidated statements of cash flows, the Corporation considers cash on hand, cash due from banks, federal funds sold, and interest bearing deposits with other banks to be cash equivalents. Net cash flows are reported for loan, deposit and short-term borrowing transactions.

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at the lower of cost or market on an aggregate basis. These loans are sold service released to other entities.

Securities

When securities are purchased and the Corporation intends to hold the securities for an indefinite period of time but not necessarily to maturity, they are classified as available for sale and carried at fair value. Any decision to sell a security available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Corporation’s assets and liabilities, liquidity demands, regulatory capital considerations, and other similar factors. Cost is adjusted for amortization of premiums and accretion of discounts to maturity. Unrealized gains and losses on available for sale securities are excluded from income and recorded as an amount, net of tax, in other comprehensive income and as a separate component of stockholders’ equity until realized. All of the Corporation’s securities are classified as available for sale. Gains and losses on sales are based on the amortized cost of the security and securities are written down to fair market value when a decline in fair value is not temporary.

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Corporation’s ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses.

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is generally discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer loans are typically charged off no later than 180 days past due. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off. Loan losses are charged against the allowance when management believes the uncollectability of the loan balance is confirmed or when required by policy.

Loan Impairment

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage and consumer loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Foreclosed Assets

Assets acquired through or instead of loan foreclosure are initially recorded at the lower of cost or fair value when acquired, establishing a new cost basis. If fair value declines below the new cost basis, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows:

Building and improvements — 5 to 30 years
Furniture and equipment — 3 to 10 years

Long-Term Assets

Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Goodwill and Other Intangible Assets

Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Other intangible assets consist of core deposit and business relationship intangible assets arising from a bank acquisition in 2004. They are initially measured at fair value and are being amortized on an accelerated method over their estimated useful lives.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Compensation

The Corporation has two incentive stock plans.  Employee compensation expense under the 1994 Stock Option Plan is reported using the intrinsic value method. No stock-based compensation cost from this plan is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-based Compensation (in thousands, except per share data).

	Years Ended
	December 31,
	2004	2003

Net Income
As reported	$5,509	$3,521
Less: stock-based compensation expense determined under fair value based method	(9)	(792)

Pro forma	$5,500	$2,729

Basic income per share
As reported	$1.21	$0.95
Pro forma	1.21	0.73
Diluted income per share
As reported	1.11	0.87
Pro forma	1.11	0.67

The pro forma effects are computed with option pricing models, using the following weighted average assumptions as of grant date. No options were granted during 2004. The impact of options granted during 2005 were reflected in net income and do not have any pro forma effects. All per share amounts have been adjusted for stock dividends.

2003

Risk-free interest rate	3.55%
Expected option life	7 years
Dividend yield	0.00%
Expected volatility of stock price	25.55%

Employee compensation expense under the 2005 Long-Term Incentive Plan is reported using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-based Compensation. Since stock-based compensation cost is reflected in net income, there is no pro forma effect.

The Corporation adopted FAS 123, Revised on January 1, 2006. FAS 123, Revised, requires companies to record compensation cost for stock options provided to employees in return for employment service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employment service period, which is normally the vesting period of the options. This applies to awards granted or modified in fiscal years beginning in 2006 as well as to awards granted prior to January 1, 2006 that were not vested at that date. The effect on results of operations will depend on the level of future option grants and the calculation of the fair value of the options granted at such future date, as well as the vesting periods provided, and so cannot currently be predicted. Options granted under the 2005 Long Term Incentive Plan were “variable”, as defined by FAS 123. Upon adoption of FAS 123, Revised, the remaining unrecognized fair value of these options at the grant date will be expensed over the remaining service period. Any income tax benefit for the exercise of stock options in excess of income tax expense for financial reporting purposes will be classified as a cash inflow for financing activities and a cash

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

outflow for operating activities in the statement of cash flows. For additional information regarding the Corporation’s incentive stock plans, refer to Note O.

Income Taxes

The Corporation files a consolidated federal income tax return. The Corporation uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. A valuation allowance, if needed, reduces deferred tax amounts to the amount expected to be realized.

Stock Dividends

The fair value of shares issued in stock dividends is transferred from retained earnings to common stock, to the extent of available retained earnings. Any excess of fair value over available retained earnings is considered a return of capital. All share and per share amounts are retroactively adjusted for stock dividends.

Reclassifications

Some items in the prior year financial statements were reclassified to conform to the current presentation.

Income Per Share

Basic income per share is net income divided by the weighted average number of common shares outstanding during the period. Diluted income per share includes the dilutive effect of additional potential common shares issuable under stock options. Income per share is restated for all stock splits and dividends through the date of issue of the financial statements.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, net of tax, which are also recognized as separate components of equity.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash

The Corporation was required to have $1,097,000, $3,980,000 and $5,166,000 of cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at June 30, 2006, December 31, 2005 and December 31, 2004, respectively. These balances do not earn interest.

Dividend Restrictions

Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Corporation or by the Corporation to stockholders.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Effect of Newly Issued But Not Yet Effective Accounting Standards

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition and measurement threshold for a tax position taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Corporation has not completed its evaluation of the impact of the adoption of FIN 48.

NOTE B — SECURITIES, AVAILABLE FOR SALE

The amortized cost and fair value for securities, available for sale and unrealized gains and losses recognized in accumulated other comprehensive income were as follows (in thousands):

	June 30, 2006 (Unaudited)
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

US Treasury securities	$24,263	$3	$(51)	$24,215
Mortgage backed securities	472	—	(4)	468
Corporate debt securities	2,355	—	—	2,355

Totals	$27,090	$3	$(55)	$27,038

	December 31, 2005
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

US Treasury securities	$16,665	$—	$(68)	$16,597
Mortgage backed securities	555	2	(1)	556

Totals	$17,220	$2	$(69)	$17,153

	December 31, 2004
		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

US Treasury securities	$15,696	$—	$(62)	$15,634
Mortgage backed securities	826	25	—	851
Corporate debt securities	1,550	—	—	1,550
FHLMC preferred stock	4,000	—	(960)	3,040

Totals	$22,072	$25	$(1,022)	$21,075

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The amortized cost and fair value of securities available for sale at June 30, 2006 and December 31, 2005 by contractual maturity are shown below (in thousands):

	Amortized	Fair
	Cost	Value
June 30, 2006	(Unaudited)

Due in three months or less	$3,000	$2,995
Due in three months through one year	1,001	991
Due in one year through five years	20,262	20,229
Due in greater than five years	2,355	2,355
Mortgage backed securities	472	468

Totals	$27,090	$27,038

	Amortized	Fair
December 31, 2005	Cost	Value

Due in three months or less	$5,700	$5,687
Due in three months through one year	6,983	6,936
Due in one year through five years	3,982	3,974
Due in greater than five years	—	—
Mortgage backed securities	555	556

Totals	$17,220	$17,153

The entire portfolio has a net unrealized loss of $52,000, $67,000 and $997,000 at June 30, 2006. December 31, 2005 and December 31, 2004, respectively. Securities with unrealized losses at June 30, 2006, aggregated by investment category and the length of time that the securities have been in a continuous loss position are as follows (in thousands):

	June 30, 2006 (Unaudited)
	Less Than One Year		One Year or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Investment Category	Value	Loss	Value	Loss	Value	Loss

US treasury securities	$12,810	$(36)	$3,985	$(15)	$16,795	$(51)
Mortgage backed securities	468	(4)	—	—	468	(4)

Total temporarily impaired	$13,278	$(40)	$3,985	$(15)	$17,263	$(55)

	December 31, 2005
	Less Than One Year		One Year or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss

US treasury securities	$9,945	$(21)	$6,652	$(47)	$16,597	$(68)
Mortgage backed securities	197	(1)	—	—	197	(1)

Total temporarily impaired	$10,142	$(22)	$6,652	$(47)	$16,794	$(69)

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2004
	Less Than One Year		One Year or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Loss	Value	Loss	Value	Loss

US treasury securities	$15,640	$(62)	$—	$—	$15,640	$(62)
FHLMC preferred stock	3,040	(960)	—	—	3,040	(960)

Total temporarily impaired	$18,680	$(1,022)	$—	$—	$18,680	$(1,022)

Unrealized losses on these securities have not been recognized into income because these securities are of high credit quality, management has the intent and ability to hold these securities for the foreseeable future, and the decline in fair value is largely due to changes in interest rates. The fair value is expected to recover as the securities approach their maturity date or reset date.

The Corporation does not hold any securities in the “Held to Maturity” category nor does the Corporation hold or utilize derivatives.

Sales of available for sale securities for the six months ended June 30, 2006, December 31, 2005 and December 31, 2004 are as follows (in thousands):

	Six Months
	Ended	Years Ended
	June 30,	December 31,
	2006	2005	2004	2003
	(Unaudited)

Proceeds	$—	$3,260	$—	$6,199
Gross gains	—	—	—	89
Gross losses	—	740	—	—

Securities having a carrying value of $1,459,000, $4,524,000 and $5,859,000 at June 30, 2006, December 31, 2005 and December 31, 2004, respectively, were pledged to secure Federal Home Loan Bank of Indianapolis advances and securities sold under agreements to repurchase.

NOTE C — LOANS, NET

Major categories of loans included in the portfolio at June 30, 2006, December 31, 2005 and December 31, 2004 are as follows (in thousands):

	June 30,	December 31,	December 31,
	2006	2005	2004
	(Unaudited)

Consumer loans	$31,159	$35,041	$42,149
Commercial, financial, & other	116,089	110,805	129,103
Commercial real estate construction	126,538	118,358	70,182
Commercial real estate mortgages	376,970	345,536	296,934
Residential real estate mortgages	45,296	47,297	49,194

	696,052	657,037	587,562
Allowance for loan losses	(7,154)	(6,808)	(5,884)

	$688,898	$650,229	$581,678

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Certain directors and executive officers of the Corporation, including their related interests, were loan customers of the Bank during the six months ended June 30, 2006 and the years ended December 31, 2005 and December 31,2004. These loan transactions are as follows (in thousands):

	June 30,	December 31,	December 31,
	2006	2005	2004
	(Unaudited)

Balance, beginning of year	$2,757	$4,150	$3,691
New loans during period	—	970	1,080
Repayments made during period	(22)	(2,363)	(621)

Balance, end of period	$2,735	$2,757	$4,150

Activity on the allowance for loan losses for the six month periods ended June 30, and the years ended December 31, are as follows (in thousands):

	Six Months Ended June 30,		Years Ended December 31,
	2006	2005	2005	2004	2003
	(Unaudited)	(Unaudited)

Balance, beginning of year	$6,808	$5,884	$5,884	$4,314	$2,875
Allowance on loans acquired	—	—	—	184	—
Charge-offs:
Consumer loans	—	71	112	31	38
Commercial, financial & other	36	95	169	—	141
Commercial real estate construction	—	—	—	—	50
Commercial real estate mortgages	36	6	86	—	124
Residential real estate mortgages	10	—	—	100	—
Recoveries:
Consumer loans	9	9	37	12	13
Commercial, financial & other	88	111	131	44	30
Commercial real estate construction	—	—	—	—	50
Commercial real estate mortgages	19	9	10	61	—
Residential loans	—	32	32	—	—

Net charge-offs/(recoveries)	(34)	11	157	14	260
Additions charged to operations	312	743	1,081	1,400	1,699

Balance at end of period	$7,154	$6,616	$6,808	$5,884	$4,314

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The aggregate balances in impaired loans at June 30, 2006, December 31, 2005 and December 31, 2004 are as follows (in thousands):

	June 30,	December 31,
	2006	2005	2004
	(Unaudited)

Impaired loans with no allocated allowance for loan losses	$300	$341	$—
Impaired loans with allocated allowance for loan losses	3,302	200	1,965

Total	$3,602	$541	$1,965

Amount of the allowance for loan loss allocated	$695	$69	$295
Average of impaired loans during the year	$2,113	$940	$1,412
Interest income recognized during impairment	$—	$—	$10
Cash-basis interest income recognized	$—	$—	$10

Non-performing loans are as follows (in thousands):

	June 30,	December 31,
	2006	2005	2004
	(Unaudited)

Over 90 days past due and still accruing	$982	$189	$143
Non-accrual loans	3,982	984	2,956

Total non performing loans	4,964	1,173	3,099
Real estate owned	—	661	136
Other repossessed assets	—	2	2

Other non performing assets	—	663	138

Total nonperforming assets	$4,964	$1,836	$3,237

Non performing loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may be included in only one category.

NOTE D — PREMISES AND EQUIPMENT

Premises and equipment are comprised of the following at June 30, 2006, December 31, 2005 and December 31, 2004 (in thousands):

	June 30,	December 31,
	2006	2005	2004
	(Unaudited)

Land and improvements	$3,232	$3,232	$1,641
Building and improvements	10,943	10,214	11,220
Furniture and equipment	4,472	5,366	4,362

	18,647	18,812	17,223
Less accumulated depreciation	4,555	5,020	4,099

	$14,092	$13,792	$13,124

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Depreciation expense for the six months ended June 30, 2006 and the years ended December 31, 2005, 2004 and 2003 amounted to $473,000, $980,000, $556,000, $478,000, respectively. During the six months ended June 30, 2006, the Corporation made capital expenditures of $757,000. The expenditures were primarily due to the purchase and renovation of a branch office.

Rent expense for facilities for the six months ended June 30, 2006 and the years ended December 31, 2005, 2004 and 2003 amounted to of $412,000, $617,000, $678,000 and $445,000, respectively. Rental commitments at December 31, 2005 under noncancellable operating leases are as follows, before considering renewal options that generally are present (in thousands):

2006	$620
2007	489
2008	446
2009	444
2010	374
Thereafter	297

Totals	$2,670

NOTE E — GOODWILL AND OTHER INTANGIBLE ASSETS

As a result of the acquisition of the Bank of Washtenaw in October of 2004, the Corporation acquired goodwill and other intangible assets. At year-end 2004, the Corporation had identified a core deposit intangible of $929,000 and amortized $27,000 of expense. During 2005, the valuation of the borrower relationship intangible was completed and that amount was separated from goodwill and a $12,000 final adjustment was made to the initial goodwill estimate. Goodwill amounted to $5,473,000 and there was no impairment of that goodwill during 2005.

Other intangible assets were as follows (in thousands):

	June 30, 2006 (Unaudited)		December 31, 2005
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortized intangible assets
Core deposit intangible	$929	$241	$929	$181
Borrower relationship intangible	1,620	142	1,620	77

Total	$2,549	$383	$2,549	$258

The core deposit intangible is amortized over 10 years and the borrower relationship intangible is amortized over 17 years. Estimated amortization expense for each of the next five years is as follows (in thousands):

Amortization

2006	$251
2007	257
2008	249
2009	249
2010	216

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE F — DEPOSITS

Major categories of deposits included in the portfolio at June 30, 2006, December 31, 2005 and December 31, 2004 are as follows (in thousands)

	June 30,	December 31,
	2006	2005	2004
	(Unaudited)

Non-interest bearing:
Demand	$59,976	$59,652	$63,065

Interest bearing:
Checking	$107,107	$13,413	$15,400
Money market	21,071	26,514	54,957
Savings	47,021	69,503	83,773
Time, under $100,000	138,088	151,038	124,448
Time, $100,000 and over	239,007	262,318	199,237

	552,294	522,786	477,815

	$612,270	$582,438	$540,880

Time deposits of $100,000 or more were $239,007,000 and $262,318,000 and $199,237,000 at June 30, 2006, December 31, 2005 and December 31, 2004, respectively. Time deposits of $100,000 or more from governmental units, which are included in total time deposits of $100,000 or more were $62,571,000, $85,237,000 and $71,058,000 at June 30, 2006, December 31, 2005 and December 31, 2004, respectively.

Scheduled maturities of time deposits at June 30, 2006 and December 31, 2005 are listed in the following table (in thousands):

	June 30, 2006 (Unaudited)
	$100,000 and over	Less than $100,000	Total

2006	$135,240	$65,141	$200,381
2007	67,056	55,958	123,014
2008	13,986	4,419	18,405
2009	8,170	2,862	11,032
2010	6,671	2,651	9,322
2011	7,884	7,057	14,941

Totals	$239,007	$138,088	$377,095

	December 31, 2005
	$100,000 and over	Less than $100,000	Total

2006	$199,322	$110,304	$309,626
2007	37,983	31,393	69,376
2008	13,839	4,020	17,859
2009	3,359	2,756	6,115
2010	7,815	2,565	10,380

Totals	$262,318	$151,038	$413,356

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Related party deposits from directors and executive officers of the Corporation were approximately $7,635,000, $8,768,000 and $6,546,000 at June 30, 2006, December 31, 2005 and December 31,2004, respectively.

NOTE G — FEDERAL FUNDS PURCHASED

The Bank has entered into federal funds lines of credit with other banks in the amount of $60,000,000 to provide additional flexibility in the daily management of liquidity. Federal funds purchased were $24,500,000 at June 30, 2006. Federal funds purchased at December 31, 2005 and December 31, 2004 were $0.

NOTE H — SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are secured by US government agency securities with a carrying amount of $2.0 million, $4.0 million and $5.0 million at June 30, 2006, December 31, 2005 and December 31, 2004, respectively.

Securities sold under agreements to repurchase are financing arrangements that mature within two years. At maturity, the securities underlying the agreements are returned to the Corporation. Information concerning securities sold under agreements to repurchase is summarized as follows (dollars in thousands):

	June 30,	December 31,
	2006	2005	2004
	(Unaudited)

Balance at period end	$310	$1,615	$4,115
Average daily balance during the period	$775	$2,995	$739
Average interest rate during the period	1.25%	1.25%	1.25%
Maximum month-end balance during period	$1,442	$4,565	$4,115
Weighted average interest rate at year-end	1.25%	1.25%	1.25%

NOTE I — FEDERAL HOME LOAN BANK ADVANCES

The Bank has entered into an Advances, Pledge and Security Agreement with the Federal Home Loan Bank of Indianapolis. Advances were $25,588,000 at June 30, 2006 and December 31, 2005 and $20,614,000 at December 31, 2004. These advances carry a fixed rate of interest and are secured by a blanket collateral agreement with the Federal Home Loan Bank of Indianapolis covering eligible mortgage loans in the amount of $41,981,000 and $40,480,000 at June 30, 2006 and December 31, 2005, respectively and securities available for sale in the amount of $459,000 and $544,000 at June 30, 2006 and December 31, 2005, respectively. Federal Home Loan Bank advances are comprised of the following at June 30, 2006 (dollars in thousands):

Date	Amount	Rate	Maturity Date

2001	$10,000	4.28%	2006
2001	5,000	4.54%	2007
2001	5,000	4.68%	2008
2002	588	4.01%	2007
2005	5,000	4.43%	2008

Total	$25,588	4.43%

The Bank makes monthly interest payments with principal generally due at maturity. Required principal payments at year-end 2005 are $10.0 million in 2006, $5.6 million in 2007 and $10.0 million in 2008. Prepayment penalties apply if advances are repaid prior to maturity. The Bank’s capacity to borrow from the Federal Home Loan Bank is capped at $60 million by a resolution of the Board of Directors of the Bank. The Bank had the ability to borrow up to $27.1 million based on collateral pledged by the Bank at June 30, 2006.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE J — SUBORDINATED DEBENTURES

In 2002, the Corporation issued $10,000,000 of floating rate obligated mandatory redeemable securities through Dearborn Bancorp Trust I, a special purpose entity as part of a pooled offering on December 19, 2002. The interest rate is the three month LIBOR plus 3.35% and was 8.42% at June 30, 2006. The securities have a term of thirty years with interest payments due on a quarterly basis. The Corporation may redeem the securities after December 19, 2007, with regulatory approval, at face value.

NOTE K — INCOME TAXES

The federal tax provision consists of the following (in thousands):

	Six Months Ended
	June 30,	Years ended December 31,
	2006	2005	2004	2003
	(Unaudited)

Current	$2,661	$4,330	$3,301	$2,216
Deferred	(599)	(463)	(464)	(409)

	$2,062	$3,867	$2,837	$1,807

The details of the net deferred tax asset are as follows at December 31, (in thousands):

	Six Months Ended
	June 30,	Years Ended December 31,
	2006	2005	2004
	(Unaudited)

Deferred tax assets
Allowance for loan loss	$2,187	$2,226	$1,829
Deferred loan fees and costs	43	246	247
Unrealized losses on securities, available for sale	18	23	339
Capital loss	252	252	—
Other	137	28	116

Total deferred tax assets	2,637	2,775	2,531
Deferred tax liabilities Premises and equipment	(94)	(271)	(305)
Goodwill and other intangibles	(188)	(138)	(36)
Other	(594)	(125)	(96)

Total deferred tax liabilities	(876)	(534)	(437)

Net deferred tax asset (liability)	$1,761	$2,241	$2,094

The effective federal tax rate is substantially the same as the statutory rate of 34%. The goodwill and other intangible assets acquired during 2004 are being amortized over 15 years for tax purposes and are tax deductible, but the goodwill is not being amortized for book purposes. During 2005, a deferred tax asset of $252,000 was generated on the capital loss that resulted from the sale of FHLMC preferred stock. The capital loss can be carried forward through 2010 to offset capital gain income. An allowance against the net tax deferred asset is not considered necessary at December 31, 2005.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE L — FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISK

Fair Value of Financial Instruments

The estimated fair value of the Corporation’s financial instruments at December 31, are as follows (in thousands):

	2005		2004
		Estimated		Estimated
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Assets:
Cash and cash equivalents	$9,455	$9,455	$20,869	$20,869
Mortgage loans held for sale	1,041	1,055	1,692	1,724
Securities, available for sale	17,153	17,153	21,075	21,075
Federal Home Loan Bank Stock	1,293	1,293	1,122	1,122
Loans, net	650,229	647,621	581,678	583,242
Accrued interest receivable	2,586	2,586	1,889	1,889
Liabilities:
Deposits	$582,438	$582,629	$540,880	$542,401
Securities sold under agreements to repurchase	1,615	1,615	4,115	4,115
Federal Home Loan Bank advances	25,588	26,002	20,614	20,991
Subordinated debentures	10,000	10,000	10,000	10,000
Accrued interest payable	1,683	1,683	1,107	1,107

The following methods and assumptions were used by the Corporation in estimating its fair value disclosure for financial instruments:

Carrying amount is the estimated fair value for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently or fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements, and was not considered material to this presentation.

Off-Balance-Sheet Risk

The Corporation is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and financial guarantees. These instruments involve, to varying degrees, elements of credit and interest rate risk that are not recognized in the consolidated financial statements.

Exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and financial guarantees written is represented by the contractual notional amount of those items. The Corporation generally requires collateral to support such financial instruments in excess of the contractual notional amount of those instruments and, therefore, is in a fully collateralized position.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Corporation had outstanding loan commitments aggregating $208,765,000, $186,729,000 and $115,504,000 at June 30, 2006, December 31, 2005 and 2004, respectively. Loan commitments for variable rate loans were $180,304,000, $167,474,000 and $113,324,000 at June 30, 2006, December 31, 2005 and December 31, 2004, respectively. Loan commitments for fixed rate loans were $28,461,000, $19,255,000 and $2,180,000 at June 30, 2006, December 31, 2005 and December 31, 2004, respectively. The fixed rate loan commitments at December 31, 2005 have interest rates ranging from 4.47% to 13.25% and maturities ranging from one year to ten years. A distribution of outstanding loan commitments by contractual maturity is shown below (in thousands):

	Commitment Period
	Less than	One to Three	Four to five	Over
At June 30, 2006 (Unaudited)	one year	years	years	five years	Totals

Home equity lines of credit	$14	$318	$721	$17,950	$19,003
Residential loan commitments	6,991	—	—	—	6,991
Standby letters of credit	2,653	6,018	—	—	8,671
Commercial lines of credit	58,672	1,365	106	557	60,700
Other commercial commitments	69,866	34,800	3,480	5,254	113,400

Totals	$138,196	$42,501	$4,307	$23,761	$208,765

	Commitment Period
	Less than	One to Three	Four to five	Over
At December 31, 2005	one year	years	years	five years	Totals

Home equity lines of credit	$46	$225	$404	$19,193	$19,868
Residential loan commitments	4,227	—	—	—	4,227
Standby letters of credit	2,159	5,839	992	—	8,990
Commercial lines of credit	59,572	1,167	413	909	62,061
Other commercial commitments	57,862	21,697	3,411	8,613	91,583

Totals	$123,866	$28,928	$5,220	$28,715	$186,729

	Commitment Period
	Less than	One to Three	Four to five	Over
At December 31, 2004	one year	years	years	five years	Totals

Home equity lines of credit	$100	$196	$332	$21,235	$21,863
Residential loan commitments	2,271	—	—	—	2,271
Standby letters of credit	2,574	3,000	—	—	5,574
Commercial lines of credit	35,662	1,407	3,384	268	40,721
Other commercial commitments	29,037	11,885	299	3,854	45,075

Totals	$69,644	$16,488	$4,015	$25,357	$115,504

Commitments to extend credit are agreements to lend to a customer as long as there are no violations of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a payment of a fee. Since portions of the commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The Corporation evaluates each customer’s credit worthiness on a case by case basis. The amount of collateral obtained upon extension of credit is based on management’s credit evaluation of the customer.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE M — EMPLOYEE BENEFIT PLANS

The Bank maintains a 401(k) plan for its employees. All employees are eligible to participate in the 401(k) after completion of age and service requirements. An employee can be enrolled as a participant on the first “Enrollment Date” after reaching age 21 and completing six months of service.

Contributions to the plan by the Bank are discretionary and are expensed as made. The Bank matches 50% of the first 6% of employee contributions to the plan. Employer contributions vest 20% per year for five years. During the six months ended June 30, 2006 and the years ended December 31, 2005, December 31, 2004 and December 31, 2003, employer contributions were $85,000, $148,000, $121,000 and $124,000, respectively.

NOTE N — REGULATORY MATTERS

The Corporation and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and, additionally for the Bank, the regulatory framework for prompt corrective action, the Corporation and Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. At June 30, 2006, December 31, 2005 and December 31, 2004, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined).

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a presentation of the regulatory capital ratios of the Corporation and the Bank (dollars in thousands):

					Minimum To Be Well Capitalized
			Minimum for Capital		Under Prompt Corrective
	Actual		Adequacy Purposes:		Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of June 30, 2006 (Unaudited)
Total capital
(to risk weighted assets)
Consolidated	$97,199	13.31%	$58,404	8.00%	$73,005	10.00%
Bank	80,725	11.13%	58,022	8.00%	72,527	10.00%
Tier 1 capital
(to risk weighted assets)
Consolidated	90,045	12.33%	29,202	4.00%	43,803	6.00%
Bank	73,571	10.14%	29,011	4.00%	43,516	6.00%
Tier 1 capital
(to average assets)
Consolidated	90,045	12.13%	29,693	4.00%	37,116	5.00%
Bank	73,571	10.15%	28,985	4.00%	36,231	5.00%
As of December 31, 2005
Total capital
(to risk weighted assets)
Consolidated	$93,281	13.29%	$56,147	8.00%	$70,184	10.00%
Bank	75,918	10.89%	55,756	8.00%	69,695	10.00%
Tier 1 capital
(to risk weighted assets)
Consolidated	86,472	12.32%	28,073	4.00%	42,110	6.00%
Bank	69,109	9.92%	27,878	4.00%	41,817	6.00%
Tier 1 capital
(to average assets)
Consolidated	86,472	12.32%	28,074	4.00%	35,092	5.00%
Bank	69,109	10.09%	27,400	4.00%	34,250	5.00%
As of December 31, 2004
Total capital
(to risk weighted assets)
Consolidated	$81,868	13.27%	$49,360	8.00%	$61,700	10.00%
Bank	63,986	10.47%	48,913	8.00%	61,141	10.00%
Tier 1 capital
(to risk weighted assets)
Consolidated	75,984	12.32%	24,680	4.00%	37,020	6.00%
Bank	58,102	9.50%	24,457	4.00%	36,685	6.00%
Tier 1 capital
(to average assets)
Consolidated	75,984	12.12%	25,079	4.00%	31,348	5.00%
Bank	58,102	9.78%	23,765	4.00%	29,706	5.00%

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Federal and state banking laws and regulations place certain restrictions on the amount of dividends and loans a bank can pay to its parent company. Under the most restrictive of these regulations at December 31, 2005, the Bank could pay approximately $18,300,000 in dividends to the parent company without prior regulatory approval. No cash dividends have ever been paid by the Bank.

NOTE O — INCENTIVE STOCK PLANS

Incentive stock awards have been granted to officers and employees under two Incentive Stock Plans. The first plan is the 1994 Stock Option Plan. Options to buy common stock have been granted to officers and employees under the 1994 Stock Option Plan, which provides for issue of up to 738,729 shares. Exercise price is the market price at date of grant. The maximum option term is ten years, and options vest fully after six months from the date of grant. If an option expires or terminates without having been exercised, such option becomes available for future grant under the Plan.

A summary of the option activity in the 1994 Plan follows:

				Weighted
			Weighted	Average Fair
	Available		Average	Value of
	For	Options	Exercise	Options
	Grant	Outstanding	Price	Granted

Outstanding at January 1, 2003	145,750	649,605	$5.78
Forfeited	5,628	(5,628)	13.08
Granted	(151,378)	151,378	13.16	$4.92
Exercised	—	(77,043)	5.80

Outstanding at December 31, 2003	—	718,311	7.28
Exercised	—	(92,645)	7.46

Outstanding at December 31, 2004	—	625,666	8.32
Exercised	—	(133,156)	8.04

Outstanding at December 31, 2005	—	492,510	8.40
Exercised	—	(33,861)	5.53

Outstanding at June 30, 2006 (Unaudited)	—	458,649	$8.61

Options outstanding under the 1994 Plan at June 30, 2006 and December 31, 2005 were as follows:

June 30, 2006	Outstanding			Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Prices	Number	Life	Price	Number	Price

$4.39 — $ 7.82	201,710	3.5 years	$5.89	201,710	$5.89
$8.08 — $15.38	256,939	6.1 years	$10.75	256,939	$10.75

Totals	458,649	5.0 years	$8.61	458,649	$8.61

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2005	Outstanding			Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Range of Exercise Prices	Number	Life	Price	Number	Price

$ 4.61 — $ 9.41	371,003	4.8 years	$6.68	371,003	$6.68
$10.31 — $16.15	121,507	7.1 years	13.67	121,507	13.67

Totals	492,510	5.3 years	$8.40	492,510	$8.40

At June 30, 2006, December 31, 2005, December 31, 2004 and December 31, 2003, 458,649, 492,510, 625,667 and 718,311 options were exercisable at weighted average exercise prices of $8.61, $8.40, $8.32 and $7.28 per share, respectively. On June 30, 2006, there were no shares available for grant under the 1994 Plan.

During 2005, the Corporation initiated the 2005 Long-Term Incentive Plan. Under this plan, up to 330,750 shares may be granted to officers and employees of the Bank. This plan provides that stock awards may take the form of any combination of options, restricted shares, restricted share units or performance awards.

The administration of the plan, including the granting of awards and the nature of those awards is determined by the Corporation’s Compensation Committee. In October of 2005, the Corporation’s Board of Directors approved grants of stock options and restricted stock. The awards have a term of ten years and typically vest fully three years from the grant date. In order for vesting to occur, the Corporation must meet certain performance criteria over the vesting period. The expected compensation cost of the 2005 plan is being calculated assuming the Corporation’s attainment of “target” performance goals over the vesting period of the options. The actual cost of these awards could range from zero to 150% of the currently recorded compensation cost, depending on the Corporation’s actual performance.

Stock Options Granted — The incentive stock options were granted with exercise prices equal to market prices on the day of grant. The weighted average fair value of the options granted at grant date was $7.96. The following assumptions were used to determine weighted average fair value of the options granted at grant date:

2005

Risk-free interest rate	4.39%
Expected option life	6.5 years
Dividend yield	0.00%
Expected volatility of stock price	25.09%

Stock Options Granted — The incentive stock options were granted with exercise prices equal to market prices on the day of grant. At June 30, 2006, there were 16,631 stock options granted with a weighted average exercise price of $21.87. These options are eligible to vest fully on June 30, 2008.

During the six months ended June 30, 2006, the Corporation recognized stock option compensation expense of $23,000. The stock options vest on June 30, 2008. Compensation cost of $45,000, $43,000 and $22,000 is expected to be recognized during 2006, 2007 and 2008, respectively.

Restricted Stock Grants — Restricted stock totaling 12,231 shares were granted to officers on October 12, 2005. The restricted stock vests on June 30, 2008. Compensation cost of $52,000 and a tax benefit of $18,000 was recognized during the six months ended June 30, 2006. Compensation cost of $104,000, $104,000 and $52,000 is expected to be recognized during 2006, 2007 and 2008, respectively.

FAS 123, Revised, adopted January 1, 2006 requires certain additional disclosures beyond what was included in the Corporation’s 2005 Annual Report. The intrinsic value of options exercised during 2003, 2004 and 2005 were $572,000, $1,280,000 and $1,592,000, respectively. The intrinsic value of options outstanding at December 31,

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2005 was $7,472,000 for options issued under the 1994 Stock Option Plan and $27,000 for options issued under the 2005 Long-Term Incentive Plan. The fair value of options vesting during 2003 and 2004 was $792,000 and $9,000, respectively. No options vested in 2005 or 2006. Shares issued for option exercises are expected to come from authorized but unissued shares.

NOTE P — INCOME PER SHARE

The following is a reconciliation of the numerator and denominator of the basic and diluted income per share calculation for the six months ended June 30, 2006 and 2005 and for the years ended December 31, 2005, 2004, and 2003 (dollars in thousands, except share and per share data):

	Six Months Ended June 30,		Years Ended December 31,
	2006	2005	2005	2004	2003
	(Unaudited)	(Unaudited)

Basic
Net income	$4,002	$3,177	$7,510	$5,509	$3,521
Weighted average common shares	5,700,807	5,582,474	5,618,385	4,540,882	3,722,128
Basic earnings per common share	$0.70	$0.57	$1.34	$1.21	$0.95
Diluted
Net income	$4,002	$3,177	$7,510	$5,509	$3,521
Weighted average common shares outstanding for basic earnings per common share	5,700,807	5,582,474	5,618,385	4,540,882	3,722,128
Add: Dilutive effects of assumed exercise of stock options	295,343	393,173	357,262	427,710	322,196
Average shares and dilutive potential common shares	5,996,150	5,975,647	5,975,647	4,968,592	4,044,324
Dilutive earnings per common share	$0.67	$0.53	$1.26	$1.11	$0.87

There were no antidilutive shares in 2004, 2005, or 2006. Stock options of 5,105 shares of common stock were not considered in computing dilutive earnings per share for 2003 because they were antidilutive. All share and per share amounts have been adjusted for stock dividends.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE Q — PARENT ONLY CONDENSED FINANCIAL INFORMATION

The condensed financial information that follows presents the financial condition of the parent company, Dearborn Bancorp, Inc., along with the results of its operations and its cash flows.

CONDENSED BALANCE SHEETS

	June 30,	December 31,
	2006	2005	2004
	(Unaudited)
(in thousands)

ASSETS
Cash and cash equivalents	$8,372	$2,516	$5,390
Securities, available for sale	5,956	12,629	10,980
Investment in subsidiary	81,200	76,850	66,080
Other assets	2,320	2,074	2,134

Total assets	$97,848	$94,069	$84,584

LIABILITIES AND STOCKHOLDERS’ EQUITY
Other liabilities	$198	$(144)	$(20)
Subordinated debentures	10,000	10,000	10,000

Total liabilities	10,198	9,856	9,980
Stockholders’ equity	87,650	84,213	74,604

Total liabilities and stockholder’s equity	$97,848	$94,069	$84,584

CONDENSED STATEMENTS OF INCOME

	Six Months Ended June 30,		Years Ended December 31,
	2006	2005	2005	2004	2003
	(Unaudited)	(Unaudited)
(in thousands)

Interest income	$425	$199	$447	$260	$121
Operating expenses	760	470	1,092	919	604

Net loss before equity in undistributed income of subsidiary	(335)	(271)	(645)	(659)	(483)
Equity in undistributed income of subsidiary	4,337	3,448	8,155	6,168	4,004

Net income	$4,002	$3,177	$7,510	$5,509	$3,521

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,		Years Ended December 31,
	2006	2005	2005	2004	2003
(in thousands)	(unaudited)	(unaudited)

Cash flows from operating activities
Net income	$4,002	$3,177	$7,510	$5,509	$3,521
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed income of subsidiary	(4,337)	(3,448)	(8,155)	(6,168)	(4,004)
Other, net	141	123	374	227	213

Net cash flows provided by operating activities	(194)	(148)	(271)	(432)	(270)
Cash flows from investing activities
Investment in subsidiary	—	(2,000)	(2,000)	(22,101)	(7,500)
Purchases of securities, available for sale	—	(3,535)	(11,496)	(29,595)	(1,235)
Maturity of securities, available for sale	6,700	4,000	9,885	23,150	4,115
Property and equipment acquired	—	—	(20)	—	—

Net cash flows used in (provided by) investing activities	6,700	(1,535)	(3,631)	(28,546)	(4,620)
Cash flows from financing activities
Proceeds from exercise of stock options	228	344	1,028	616	446
Payment to repurchase common stock	(878)	—	—	—	—
Issuance of common stock	—	—	—	34,040	—
Increase (decrease) in note payable	—	—	—	(1,000)	1,000

Net cash flows used in (provided by) financing activities	(650)	344	1,028	33,656	1,446

Increase (decrease) in cash and cash equivalents	5,856	(1,339)	(2,874)	4,678	(3,444)
Cash and cash equivalents at the beginning of the period	2,516	5,390	5,390	712	4,156

Cash and cash equivalents at end of the period	$8,372	$4,051	$2,516	$5,390	$712

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE R — QUARTERLY FINANCIAL DATA (Unaudited)

	Interest	Net Interest	Net	Earnings per share
(in thousands, except per share data)	Income	Income	Income	Basic	Fully diluted

2006
First quarter	$12,244	$6,856	$1,946	$0.34	$0.32
Second quarter	13,062	6,956	2,056	0.36	0.34
2005
First quarter	$9,892	$6,580	$1,765	$0.32	$0.30
Second quarter(1)	10,638	6,665	1,412	0.25	0.24
Third quarter	11,334	7,053	2,079	0.37	0.35
Fourth quarter	11,991	7,154	2,254	0.40	0.38
2004
First quarter	$6,498	$4,484	$1,174	$0.31	$0.28
Second quarter	6,849	4,815	1,390	0.37	0.33
Third quarter(2)	7,426	5,003	1,402	0.28	0.26
Fourth quarter	9,017	6,079	1,543	0.28	0.26

(1)	During the second quarter of 2005, the Corporation recognized an “Other Than Temporary Loss” of $696,000. This write-down of securities, available for sale resulted in a decrease of $459,000, which decreased basic earnings per share and diluted earnings per share by $.09 and $.08, respectively.

(2)	Decline in income per share results from issuance of common stock during the third quarter of 2004.

NOTE S — ACQUISITION (Unaudited)

On September 14, 2006, the Corporation signed a definitive agreement to acquire Fidelity Financial Corporation of Michigan (“Fidelity”) for $70,500,000 in cash. This transaction is expected to close in January 2007, pending regulatory approval. As of June 30, 2006, Fidelity had total assets of $251,000,000, gross loans of $185,000,000 and total deposits of $217,000,000.

The acquisition will be accounted for using the purchase method of accounting which requires the purchase price to be allocated to the tangible and identified intangible assets purchased and liabilities assumed based upon their estimated fair values at the date of acquisition. These purchase accounting adjustments will be amortized or accreted into income over the estimated lives of the related assets and liabilities. Goodwill will not be amortized, but will be reviewed for impairment on an annual basis. Goodwill and other intangible assets will be tax deductible over 15 years.

DEARBORN BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents pro forma information for the Corporation including the acquisition of Fidelity for six months ended June 30, 2006 and the year ended December 31, 2005, as if the acquisition had occurred at the beginning of 2005. This pro forma information assumes that the majority of the purchase price is funded by the proceeds from the issuance of 2,700,000 shares of Dearborn stock in a public offering, that identified intangible assets that will be amortized aggregate to approximately $4,800,000 and that purchase accounting adjustments assigned to tangible assets and liabilities will not be significant. Goodwill is expected to be approximately $37,000,000.

	Six Months Ended	Year Ended
	June 30,	December 31,
(in thousands, except per share data)	2006	2005

Interest income	$32,955	$58,447
Interest expense	13,689	19,842

Net interest income	19,266	38,605
Provision for loan loss	472	1,201

Net interest income after provision for loan loss	18,794	37,404
Total non-interest income	1,124	3,267
Realized gain (loss) on sale of securities	—	(740)
Total non-interest expense	11,950	23,873

Income before federal income tax expense	7,968	16,058
Income tax expense	2,709	5,458

Net income	$5,259	$10,600

Net income per share — basic	$0.63	$1.27
Net income per share — diluted	0.60	1.22

2,700,000 Shares

Common Stock

PROSPECTUS

Oppenheimer & Co.

Howe Barnes Hoefer & Arnett

November   , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

The following table sets forth the various expenses payable in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates, except for the SEC registration fee and the NASD filing fee.

SEC registration fee	$8,256
NASD filing fee	8,216
Printing expenses	100,000
Legal fees and expenses	100,000
Accounting fees and expenses	60,000
Miscellaneous	23,528

Total	$300,000

Item 15.  Indemnification of Directors and Officers

Sections 561-571 of the Michigan Business Corporation Act, as amended, grant us broad powers to indemnify any person in connection with legal proceedings brought against that person by reason of their present or past status as an officer or director of the company, provided that the person acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Michigan Business Corporation Act also gives us broad powers to indemnify defined persons against expenses and reasonable settlement payments in connection with any action by or in the right of the company, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, except that no indemnification may be made if that person is adjudged to be liable to us unless and only to the extent the court in which that action was brought determines upon application that, despite the adjudication, but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for reasonable expenses as the court deems proper. In addition, to the extent that any specified person is successful in the defense of any defined legal proceeding, we are required by the Michigan Business Corporation Act to indemnify him against expenses, including attorneys’ fees, that are actually and reasonably incurred by him in connection with the proceeding.

Our Articles of Incorporation provide that the company shall indemnify its directors and officers as of right to the fullest extent permitted by law. Our Articles of Incorporation further provide that any persons who are not directors or officers may be similarly indemnified to the extent authorized by the Board of Directors.

Federal Deposit Insurance Corporation regulations impose limitations on indemnification payments which could restrict, in certain circumstances, payments by us or our bank to our respective directors or officers otherwise permitted under the Michigan Business Corporation Act or the Michigan Banking Code.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the company pursuant to the provisions discussed above or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Item 16.  Exhibits

Exhibit
Number	Description

1.1	Form of Underwriting Agreement.*
2.1	Agreement and Plan of Merger dated as of September 14, 2006 between the company and Fidelity Financial Corporation of Michigan is incorporated by reference to Exhibit 2.1 of our Form 8-K Report dated September 14, 2006.
5.1	Opinion of Dickinson Wright PLLC regarding legality.
10.1	1994 Stock Option Plan, As Amended, is incorporated by reference to Exhibit 10B of our Form 10-Q for the quarter ended June 30, 1997 (a compensatory plan).
10.2	Employment Agreement between the company and Michael J. Ross is incorporated by reference to Exhibit 10(a) of our Form 10-Q for the quarter ended June 30, 2003.
10.3	Change in Control Agreement between the company and five officers is incorporated by reference to Exhibit 10(b) of our Form 10-Q for the quarter ended June 30, 2003.
10.4	2005 Long-Term Incentive Plan is incorporated by reference to Exhibit 10(a) of our Form 10-Q for the greater ended June 30, 2005 (a compensatory plan).
23.1	Consent of Crowe Chizek and Company LLC.
23.2	Consent of Dickinson Wright PLLC (included in Exhibit 5.1).

*	Filed with this Amendment No. 1 to the Registration Statement

Item 17.  Undertakings

(a) We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant, in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-2 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dearborn, State of Michigan, on October 23, 2006.

DEARBORN BANCORP, INC.

By:	/s/ Michael J. Ross
Michael J. Ross
President and Chief Executive Officer

In accordance with requirements of the Securities Act of 1933, this Registration Statement or amendment thereto was signed by the following persons in the capacities indicated on October 23, 2006.

Signature	Title

/s/ Michael J. Ross Michael J. Ross	President, Chief Executive Officer and Director

/s/ Jeffrey L. Karafa Jeffrey L. Karafa	Vice President, Treasurer and Secretary (Principal Financial and Accounting Officer)

Margaret I. Campbell	Director

/s/ John E. Demmer John E. Demmer	Chairman of the Board and Director

/s/ William J. Demmer William J. Demmer	Director

/s/ Michael V. Dorian, Jr. Michael V. Dorian, Jr.	Director

/s/ David Himick David Himick	Director

/s/ Donald G. Karcher Donald G. Karcher	Director

/s/ Bradley F. Keller Bradley F. Keller	Director

/s/ Jeffrey G. Longstreth Jeffrey G. Longstreth	Director

/s/ Robert C. Schwyn Robert C. Schwyn	Director

/s/ Ronnie J. Story Ronnie J. Story	Director

EXHIBIT INDEX

Exhibit
Number	Exhibit

1.1	Form of Underwriting Agreement.*
2.1	Agreement and Plan of Merger dated as of September 14, 2006 between the company and Fidelity Financial Corporation of Michigan is incorporated by reference & Exhibit 2.1 of our Form 8-K Report dated September 14, 2006.
5.1	Opinion of Dickinson Wright PLLC regarding legality.
10.1	1994 Stock Option Plan, As Amended, is incorporated by reference to Exhibit 10B of our Form 10-Q for the quarter ended June 30, 1997 (a compensatory plan).
10.2	Employment Agreement between the company and Michael J. Ross is incorporated by reference to Exhibit 10(a) of our Form 10-Q for the quarter ended June 30, 2003.
10.3	Change in Control Agreement between the company and five officers is incorporated by reference to Exhibit 10(b) of our Form 10-Q for the quarter ended June 30, 2003.
10.4	2005 Long-Term Incentive Plan is incorporated by reference to Exhibit 10(a) of our Form 10-Q for the quarter ended June 30, 2005 (a compensatory plan).
23.1	Consent of Crowe Chizek and Company LLC.
23.2	Consent of Dickinson Wright PLLC (included in Exhibit 5.1).

*	Filed with this Amendment No. 1 to the Registration Statement

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